Filed by UBS Group AG and
UBS AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG
Registration Statement No. 333-199011

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer, the contents of this document or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorised independent financial adviser if you are in a territory outside Ireland).

This document (the “Supplementary Prospectus”), which has been prepared pursuant to regulation 51 of the Irish Prospectus Regulations, is supplemental to, and should be read in conjunction with, the prospectus published by UBS Group AG (“UBS Group”) dated 30 September 2014 (the “Original Prospectus”) available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com).

This Supplementary Prospectus has been drawn up in accordance with Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005, the Irish Prospectus Regulations, and the EU Prospectus Regulation. This Supplementary Prospectus has been approved by the Central Bank of Ireland, as competent authority under the Prospectus Directive 2003/71/EC, as amended (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplementary Prospectus as meeting the requirements imposed under Irish and EU law pursuant to the Prospectus Directive. Such approval relates only to the UBS Group Shares which are offered to the public in any Member State of the European Economic Area (the “EEA”) in connection with the initial offer period of the exchange offer. This Supplementary Prospectus has been made available to the public in Ireland in accordance with Part 8 of the Irish Prospectus Regulations by the same being made available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com) and, on request, in printed form by making a request to UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland (telephone: +41 44 239 47 03, telefax: +41 44 239 69 14, e-mail: swiss-prospectus@ubs.com). UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Supplementary Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, for the purposes of the Prospectus Directive. UBS Group intends to prepare and publish a separate prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of shares of UBS Group in the subsequent offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

UBS Group has applied for all of the UBS Group Shares to be listed and admitted to trading on the SIX Swiss Exchange AG (the “SIX Swiss Exchange”). UBS Group has also applied for admission of the UBS Group Shares on the New York Stock Exchange (the “NYSE”). Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the shares validly tendered as of the expiration date of the initial offer period.

UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of the Original Prospectus), accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Supplementary Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

You should read this Supplementary Prospectus and the Original Prospectus (together with any documents incorporated by reference in the Original Prospectus and in this Supplementary Prospectus) in their entirety. Your attention is specifically drawn to the risk factors set out in the section entitled “Risk Factors” of the Original Prospectus.

UBS GROUP AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with corporate identification number CHE-395.345.924)

SUPPLEMENTARY PROSPECTUS

relating to the proposed issue of up to 3,910,456,942 UBS Group Shares in connection with the exchange offer for UBS Shares

Certain terms used in this Supplementary Prospectus, including capitalised and certain technical and other terms, are defined and explained in Part X: “Definitions” of the Original Prospectus.

Prospective investors should rely only on the information contained in this Supplementary Prospectus, the Original Prospectus and the documents incorporated by reference herein and in the Original Prospectus. No person has been authorised to give any information or make any representations other than those contained in this Supplementary Prospectus and the Original Prospectus and, if given or made, such information or representations must not be relied upon as having been so authorised. Any delivery of this Supplementary Prospectus or the Original Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UBS Group, UBS and the Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Supplementary Prospectus (in the case of information in this Supplementary Prospectus), the date of the Original Prospectus (in the case of information in the Original Prospectus, save as supplemented by this Supplementary Prospectus), or the date of the documents incorporated by reference herein or in the Original Prospectus (in the case of information in such documents). The contents of this Supplementary Prospectus and the Original Prospectus are not to be construed as legal, financial or tax advice. Each recipient of this Supplementary Prospectus or the Original Prospectus should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Neither this Supplementary Prospectus nor the Original Prospectus constitute an offer of, or the solicitation of an offer to subscribe for or buy, any UBS Group Shares to any person in any jurisdiction in which such offer or solicitation is unlawful. The distribution of this Supplementary Prospectus and the Original Prospectus, as well as the offer of the UBS Group Shares in certain jurisdictions may be restricted by law. Other than in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, no action has been or will be taken by UBS Group to permit a public offering of the UBS Group Shares or to permit the possession or distribution of this Supplementary Prospectus and the Original Prospectus (or any other offering or publicity materials relating to the UBS Group Shares) in any jurisdiction where action for that purpose may be required. Neither this Supplementary Prospectus, the Original Prospectus, any advertisement nor any other material relating to them may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Supplementary Prospectus or the Original Prospectus come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The exchange offer is comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”). The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation (the “Swiss offer documentation”), including, for holders of UBS Shares located in one or more member states of the EEA, the Original Prospectus (as supplemented by this Supplementary Prospectus) and any separate prospectus prepared and published by UBS Group in connection with the public offering of shares of UBS Group in the subsequent offer period. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation. A registration statement (the “U.S. registration statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) relating to the UBS Group Shares offered to holders of UBS Shares located in the United States has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Such U.S. registration statement was declared effective on 10 October 2014. The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

This Supplementary Prospectus is dated 3 November 2014

Notice to shareholders in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group Shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the Original Prospectus (as supplemented by this Supplementary Prospectus) (from the time the Original Prospectus, as supplemented by this Supplementary Prospectus, has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group Shares offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to shareholders in Belgium

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

Notice to shareholders in Denmark

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

Notice to shareholders in Norway

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business

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Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Language of the Supplementary Prospectus

The language of this Supplementary Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Sources of Third-Party Information

The information set out in this Supplementary Prospectus that has been sourced from third parties has been accurately reproduced and, so far as UBS Group is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this Supplementary Prospectus, the source of such information has been identified.

Sources of Information about UBS

All information contained in this Supplementary Prospectus relating to UBS has been provided by UBS.

No Incorporation of Website Information

Information on or accessible through UBS’s corporate website, www.ubs.com, does not form part of and is not incorporated into this Supplementary Prospectus.

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SUPPLEMENTARY INFORMATION TO THE ORIGINAL PROSPECTUS		1
1.	Introduction	1
2.	Background to this Supplementary Prospectus	1
3.	Amendments to the “Summary” Section of the Original Prospectus	1
4.	Amendments to the “Important Information” Section of the Original Prospectus	1
5.	Amendments to the “Documents Incorporated by Reference” Section of the Original Prospectus	2
6.	Amendments to Section B: UBS of Part I: Information on UBS and UBS Group of the Original Prospectus	4
7.	Amendments to Section E: Recent Developments of Part I: Information on UBS and UBS Group of the Original Prospectus	5
8.	Amendments to Section F: Trend Information of Part I: Information on UBS and UBS Group of the Original Prospectus	6
9.	Amendments to Section H: Total Group Revenues by Category of Activity and Geographic Market of Part I: Information on UBS and UBS Group of the Original Prospectus	7
10.	Amendments to Part III: Information on the Exchange Offer	8
11.	Amendments to Section A: Capitalisation and Indebtedness Statement of Part V: Capital Resources of the Original Prospectus	9
12.	Amendments to Section B: Liquidity and Funding Management of Part V: Capital Resources of the Original Prospectus	11
13.	Amendments to Section D: Capital Management of Part V: Capital Resources of the Original Prospectus	16
14.	Amendments to Section A: Historical Financial Information of the Group of Part VI: Historical Financial Information of the Original Prospectus	55
15.	Amendments to the “Austria” Section of Part VII: Taxation of the Original Prospectus	56
16.	Amendments to Paragraph 10 “Material contracts” of Part IX: Additional Information of the Original Prospectus	61
17.	Amendments to Paragraph 12 “Litigation, regulatory and similar matters” of Part IX: Additional Information of the Original Prospectus	61
18.	Amendments to Paragraph 13 “Significant change” of Part IX: Additional Information of the Original Prospectus	74
19.	Amendments to Paragraph 16 “Documents available for inspection” of Part IX: Additional Information of the Original Prospectus	74
20.	Amendments to Annex A to the Original Prospectus	74
21.	Other Amendments to the Original Prospectus	113
22.	Withdrawal Rights	114
23.	No Significant Change	114
24.	Responsibility	115
25.	Documents Available for Inspection	115
26.	Miscellaneous	115
ANNEX		S-1

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SUPPLEMENTARY INFORMATION TO THE ORIGINAL PROSPECTUS

1.	Introduction

This document (the “Supplementary Prospectus”), which has been prepared pursuant to regulation 51 of the Irish Prospectus Regulations, is supplemental to, and should be read in conjunction with, the prospectus dated 30 September 2014 (the “Original Prospectus”) available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com). Any statement contained in the Original Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Supplementary Prospectus modifies or supersedes such statement. Unless otherwise specified, certain terms used in this Supplementary Prospectus, including capitalised and certain technical and other terms, are defined and explained in Part X: “Definitions” of the Original Prospectus.

2.	Background to this Supplementary Prospectus

Following the publication of the Original Prospectus, on 28 October 2014, UBS AG published and filed with the SEC its quarterly report for the third quarter 2014, including the unaudited consolidated financial statements of the Group and additional unaudited consolidated financial data as or for the quarter ended 30 September 2014, as well as certain other materials.

The filing and publication of this quarterly report constitutes a significant new factor relating to the information contained in the Original Prospectus and, accordingly, this Supplementary Prospectus has been published to supplement the Original Prospectus in relation to these developments.

3.	Amendments to the “Summary” Section of the Original Prospectus

The “Summary” section on pages 1 through 19 of the Original Prospectus is deleted and replaced by the “Summary” section set out in the Annex to this Supplementary Prospectus.

4.	Amendments to the “Important Information” Section of the Original Prospectus

The sub-section headed “Forward-looking Statements” of the section “Important Information” on pages 41 through 42 of the Original Prospectus is deleted and replaced by the following:

Forward-looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, in particular those described in the section headed “Risk Factors” in this Prospectus and “Risk Factors” in the UBS 2013 Form 20-F, incorporated by reference herein. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS and for UBS Group following completion of the exchange offer; management’s outlook for the Group’s (as defined herein) financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. Prospective investors should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of the Group’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centres that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the FINMA will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and the FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including this offer to exchange UBS Shares for UBS Group Shares), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centres will adversely affect its ability to compete in certain lines of business; (8) the liability to which the Group may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modelling, and of financial models generally; (13) whether the Group will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorised trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors identified in the risks described in the section headed “Risk Factors” in this Prospectus and in past and future filings and reports filed with the SEC. Although UBS Group believes that, as of the date of this Prospectus, the expectations reflected in the forward-looking statements are reasonable, UBS Group cannot make any assurance that the Group’s future results, level of activity, performance or achievements will meet these expectations. After the date of this Prospectus, unless UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

5.	Amendments to the “Documents Incorporated by Reference” Section of the Original Prospectus

5.1	Paragraph (4) of the “Documents Incorporated by Reference” section on page 43 of the Original Prospectus is deleted and replaced by the following:

(4)	UBS’s submissions on Form 6-K, made on the following dates:

(a)	four submissions dated 6 May 2014, containing UBS’s report for the first quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as of or for the quarter ended 31 March 2014 (the “First Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Basel III Pillar 3 update (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html);

(b)	one submission made on 6 May 2014, containing the presentation materials of UBS relating to the Investor Update held on 6 May 2014 (accessible at http://www.ise.ie/app/announcementDetails.aspx?ID=11965440);

(c)	four submissions dated 29 July 2014, containing UBS’s report for the second quarter 2014 including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as or for the quarter ended 30 June 2014 (the “Second Quarter 2014 Report”), the Presentation Materials, the Capitalisation Table and Ratio of Earnings to Fixed Charges and the Supplemental Guarantor Materials (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html); and

(d)	three submissions dated 28 October 2014, including the unaudited consolidated financial statements of the Group, as well as additional unaudited consolidated financial data as or for the quarter ended 30 September 2014 (the “Third Quarter 2014 Report”), the Presentation Materials and the Capitalisation Table and Ratio of Earnings to Fixed Charges (accessible at http://www.ubs.com/global/en/about_ubs/investor_relations/other_filings/sec.html).

5.2	The table in the “Documents Incorporated by Reference” section on page 44 of the Original Prospectus is deleted and replaced by the following:

Annex 1 Item Number	Information incorporated by reference into this Prospectus	Reference document(s)	Page numbers in reference document
Item 3.1 and 3.2	Selected financial information (historical and interim, including comparatives)	UBS 2013 Form 20-F	539-542

		UBS 2012 Form 20-F	489-491

		UBS 2011 Form 20-F	441-443

		Third Quarter 2014 Report	4

Item 7.2	Significant subsidiaries	UBS 2013 Form 20-F	481-487

Item 8.1	Material tangible fixed assets (existing or planned), Leased properties and encumbrances	UBS 2013 Form 20-F	408, 489, 543

Item 17.1	Number and breakdown of employees	UBS 2013 Form 20-F	296-301

Item 17.3	Arrangements for employee involvement in capital	UBS 2013 Form 20-F	300, 330-339, 471-480

Item 20.1 and 20.3	Historical consolidated financial information and consolidated annual financial statements	UBS 2013 Form 20-F	342-505

		UBS 2012 Form 20-F	314-455

		UBS 2011 Form 20-F	280-410

Item 20.6.1	Interim or quarterly information	First Quarter 2014 Report	95-151

		Second Quarter 2014 Report	101-154

		Third Quarter 2014 Report	99-155

Item 21.1.6	Capital under option	UBS 2013 Form 20-F	259, 330-339, 393, 471-480

Item 25.1	Holdings in significant undertakings	UBS 2013 Form 20-F	481-487

6.	Amendments to Section B: UBS of Part I: Information on UBS and UBS Group of the Original Prospectus

Section B: UBS of Part I: Information on UBS and UBS Group on pages 46 through 47 of the Original Prospectus is deleted and replaced by the following:

Section B: UBS

UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.

Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

UBS’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

According to excerpts from the Commercial Register of the Canton of Zurich and the Commercial Register of the Canton of Basel, the share capital of UBS of CHF 384,200,206.90 is fully paid-up and divided into 3,842,002,069 ordinary shares with a nominal value of CHF 0.10 each. The UBS Shares are listed on the SIX Swiss Exchange and are included in the Swiss Market Index and the Swiss Performance Index (for information on the performance of the price of the UBS Shares on the SIX Swiss Exchange and the NYSE, see below). The UBS Shares are traded on the SIX Swiss Exchange under the symbol “UBSN” and on the NYSE under the symbol “UBS.” As of 26 September 2014, UBS had 3,844,313,310 issued UBS Shares, of which 90,864,108 were treasury shares.

The table below shows the history of UBS’s issued share capital for the years ended 31 December 2011, 2012 and 2013 and the nine-month period ended 30 September 2014:

	Share capital in CHF	Number of shares	Par value in CHF
On 31 December 2011	383,212,190	3,832,121,899	0.10
Issue of shares out of conditional capital due to exercise of employee options	312,833	3,128,334	0.10
On 31 December 2012	383,525,023	3,835,250,233	0.10
Issue of shares out of conditional capital due to exercise of employee options	675,184	6,751,836	0.10
On 31 December 2013	384,200,207	3,842,002,069	0.10
Issue of shares out of conditional capital due to exercise of employee options	138,112	1,381,123	0.10
On 31 March 2014	384,338,319	3,843,383,192	0.10
Issue of shares out of conditional capital due to exercise of employee options	64,743	647,429	0.10
On 30 June 2014	384,403,062	3,844,030,621	0.10
Issue of shares out of conditional capital due to exercise of employee options	30,538	305,381	0.10
On 30 September 2014	384,433,600	3,844,336,002	0.10

Further information on UBS’s conditional and authorised capital for the years ended 31 December 2013, 2012 and 2011 can be found on page 259 of the UBS 2013 Form 20-F.

UBS has distributed the following dividends/payout over the years ended 31 December 2013, 2012 and 2011:

	Financial year ended 31 December (in CHF)
	2013(1)	2012(1)	2011(1)
Dividend/payout per share (gross)	0.25	0.15	0.10
Adjusted dividend/payout per share(2) (gross)	0.25	0.15	0.10

(1)	For Swiss tax purposes the distribution for the financial years 2013, 2012 and 2011 is characterised as a payment from capital contribution reserves.

(2)	Adjusted on the basis of 3,844,313,310 UBS Shares with par value of CHF 0.10 each as of 26 September 2014.

On 5 May 2014, which was the last Swiss trading day preceding the date on which the Group announced its intention to establish a group holding company through a share exchange offer subject to regulatory approvals, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 18.27 and the last reported sales price of a UBS Share on the NYSE was $20.84. On 26 September 2014, the last practicable date prior to publication of this Prospectus, the last reported sales price of a UBS Share on the SIX Swiss Exchange was CHF 16.70 and the last reported sales price of a UBS Share on the NYSE was $17.65. Prospective investors should obtain a recent quotation for their securities prior to deciding whether or not to tender.

UBS and its subsidiaries draw on the Group’s over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The Group’s business strategy is centred on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, the Group has offices in more than 50 countries, including all major financial centres.

7.	Amendments to Section E: Recent Developments of Part I: Information on UBS and UBS Group of the Original Prospectus

7.1	The sub-section headed “Plans for further structural changes” of Section E: Recent Developments on page 50 of the Original Prospectus is deleted and replaced by the following:

Plans for further structural changes

In addition to the exchange offer, the Group has already announced a series of measures to improve its resolvability:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland, UBS Switzerland AG, and to transfer its Retail & Corporate business division and the Swiss-booked business of its Wealth Management business division into UBS Switzerland AG. The Group has filed an application for a banking license in Switzerland and expects to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

•	In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s UK bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and involved an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to its legal structure in response to regulatory requirements in Switzerland or in other countries in which it operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

7.2	The following new sub-section is added after the sub-section headed “Plans for further structural changes” of Section E: Recent Developments on page 51 of the Original Prospectus:

Operating expenses guidance

As a result of the Group’s clean slate budgeting and planning process and the more granular plans it has developed to achieve its CHF 2.1 billion net cost reduction target, the Group has updated its guidance on restructuring costs for 2014 and 2015, and extended the horizon for guidance to include 2016 and 2017. The Group now estimates restructuring costs of approximately CHF 700 million for 2014 and CHF 1.4 billion for 2015. For 2016, it estimates restructuring costs of CHF 900 million and CHF 400 million in 2017. Further, it estimates that it will incur approximately CHF 100 million additionally per year from 2015 to 2017 to achieve its planned cost reductions.

In view of the current regulatory and political climate affecting financial institutions, and because it continues to be exposed to a number of significant claims and regulatory matters, the Group expects charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014. At this point in time, the Group believes that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future.

8.	Amendments to Section F: Trend Information of Part I: Information on UBS and UBS Group of the Original Prospectus

Section F: Trend Information of Part I: Information on UBS and UBS Group on page 51 of the Original Prospectus is deleted and replaced by the following:

Section F: Trend Information

As indicated in UBS’s Third Quarter 2014 Report, including unaudited consolidated financial statements of the Group, which is incorporated herein by reference, at the start of the fourth quarter of 2014, many of the underlying challenges and geopolitical issues that the Group has previously highlighted remain and in some cases have intensified. A number of new concerns have arisen including the fear of risks related to the Ebola virus. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues and increasing geopolitical instability would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders.

9.	Amendments to Section H: Total Group Revenues by Category of Activity and Geographic Market of Part I: Information on UBS and UBS Group of the Original Prospectus

9.1	The sub-section headed “Segment reporting for the six months ended 30 June 2014” in Section H: Total Group Revenues by Category of Activity and Geographic Market of Part I: Information on UBS and UBS Group on page 65 of the Original Prospectus is deleted and replaced by the following:

Segment reporting for the nine months ended 30 September 2014

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		Group
CHF million						Core Functions	Non-core and Legacy Portfolio
For the nine months ended 30 September 2014
Net interest income	1,583	710	1,626	(10)	941	(247)	84	4,688
Non-interest income	4,311	4,400	1,231	1,414	5,475	325	(545)	16,611

Income(1)	5,893	5,110	2,857	1,405	6,417	78	(461)	21,299
Credit loss (expense)/recovery	3	14	(29)	0	(6)	0	0	(18)

Total operating income	5,896	5,124	2,828	1,405	6,410	78	(460)	21,281

Personnel expenses	2,518	3,500	1,036	634	3,274	306	279	11,548
General and administrative expenses	1,499	799	616	367	3,207	97	433	7,018
Services (to)/from other business divisions	43	7	(92)	(14)	1	9	46	0
Depreciation and impairment of property and equipment	150	94	102	31	197	4	21	598
Amortisation and impairment of intangible assets	4	35	0	6	11	4	0	60

Total operating expenses(2)	4,216	4,435	1,662	1,024	6,690	419	779	19,224

Operating profit/(loss) before tax	1,681	689	1,166	381	(280)	(341)	(1,239)	2,057
Tax expense/(benefit)								(665)

Net profit/(loss)								2,722

As of 30 September 2014
Total assets	126,080	52,453	144,139	14,858	282,267	254,879	174,581	1,049,258

For the nine months ended 30 September 2013(3)
Net interest income	1,548	687	1,603	(16)	588	(275)	104	4,240
Non-interest income	4,166	4,201	1,223	1,469	6,149	(368)	381	17,221

Income(1)	5,714	4,889	2,826	1,453	6,737	(643)	485	21,461
Credit loss (expense)/recovery	(11)	(19)	(1)	0	3	0	(7)	(35)

Total operating income	5,703	4,869	2,825	1,453	6,740	(643)	477	21,425

Personnel expenses	2,496	3,436	1,101	657	3,124	305	403	11,522
General and administrative expenses	1,226	665	601	322	1,411	350	1,849	6,424
Services (to)/from other business divisions	63	13	(110)	(12)	7	(4)	43	0
Depreciation and impairment of property and equipment	136	89	107	35	185	(4)	47	595
Amortisation and impairment of intangible assets	6	38	0	6	9	0	2	61

Total operating expenses(2)	3,927	4,241	1,700	1,007	4,737	647	2,343	18,602

Operating profit/(loss) before tax	1,776	628	1,126	446	2,003	(1,290)	(1,866)	2,823
Tax expense/(benefit)								361

Net profit/(loss)								2,462

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374

(1)	Refer to “Note 10 Fair value measurement” of the Third Quarter 2014 Report for more information on own credit in Corporate Center – Core Functions.
(2)	Refer to “Note 16 Changes in organisation” of the Third Quarter 2014 Report for information on restructuring charges.
(3)	Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organisational changes.

9.2	The sub-section headed “Regional and business division performance” in Section H: Total Group Revenues by Category of Activity and Geographic Market of Part I: Information on UBS and UBS Group on page 69 of the Original Prospectus is amended by the addition of the following table after the first paragraph:

Regional performance (excluding charges for provisions for litigation, regulatory and similar matters)(1) – 2Q14 and 3Q14

CHF billion		Americas		Asia Pacific		EMEA(2)		Switzerland		Corporate Center and global(3)		Total
		2Q14	3Q14	2Q14	3Q14	2Q14	3Q14	2Q14	3Q14	2Q14	3Q14	2Q14	3Q14
Operating income	WM	0.1	0.1	0.4	0.5	1.0	1.0	0.4	0.4	0.0	(0.0)	1.9	2.0
	WMA	1.7	1.8	–	–	–	–	–	–	–	–	1.7	1.8
	R&C	–	–	–	–	–	–	0.9	1.0	–	–	0.9	1.0
	Global AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	–	–	0.5	0.5
	Investment Bank	0.7	0.6	0.6	0.6	0.7	0.6	0.3	0.2	0.0	(0.1)	2.3	1.9
	Corporate Center	–	–	–	–	–	–	–	–	(0.1)	(0.3)	(0.1)	(0.3)

	Group	2.6	2.7	1.2	1.2	1.7	1.7	1.7	1.7	(0.1)	(0.4)	7.1	6.9

Operating expenses	WM	0.1	0.1	0.3	0.3	0.7	0.7	0.2	0.2	0.0	(0.0)	1.3	1.3
	WMA	1.4	1.5	–	–	–	–	–	–	–	–	1.4	1.5
	R&C	–	–	–	–	–	–	0.5	0.5	–	–	0.5	0.5
	Global AM	0.1	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.3
	Investment Bank	0.5	0.5	0.5	0.4	0.5	0.5	0.2	0.2	0.0	0.0	1.7	1.5
	Corporate Center									0.4	0.4	0.4	0.4

	Group	2.2	2.2	0.8	0.8	1.2	1.2	1.0	1.0	0.4	0.4	5.7	5.6

Profit before tax	WM	0.0	0.0	0.1	0.2	0.3	0.3	0.2	0.2	0.0	0.0	0.6	0.7
	WMA	0.3	0.3	–	–	–	–	–	–	–	–	0.3	0.3
	R&C	–	–	–	–	–	–	0.4	0.4	–	–	0.4	0.4
	Global AM	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.0	(0.0)	(0.0)	0.1	0.2
	Investment Bank	0.1	0.1	0.2	0.2	0.2	0.1	0.1	0.1	(0.0)	(0.1)	0.6	0.4
	Corporate Center	–	–	–	–	–	–	–	–	(0.6)	(0.7)	(0.6)	(0.7)

	Group	0.5	0.5	0.3	0.4	0.5	0.4	0.7	0.7	(0.6)	(0.8)	1.5	1.3

(1)	The regional figures do not correspond precisely to the financial statements of the Group’s subsidiaries and branches established in the regions because they reflect different allocation principles.
(2)	Europe, Middle East, and Africa excluding Switzerland.
(3)	Refers to items managed globally.

9.3	The heading of the table in sub-section headed “Regional and business division performance” in Section H: Total Group Revenues by Category of Activity and Geographic Market of Part I: Information on UBS and UBS Group is on page 69 of the Original Prospectus is deleted and replaced by:

Regional and business division performance (including charges for provisions for litigation, regulatory and similar matters)(1) – 1Q14 and 2Q14.

10.	Amendments to Part III: Information on the Exchange Offer

The first paragraph of the sub-section headed “Extensions, Termination and Amendments” of Part III: Information on the Exchange Offer on page 85 of the Original Prospectus is deleted and replaced by the following:

Subject to applicable U.S. rules and regulations, UBS Group may voluntarily extend or may be compelled to extend the initial offer period. Subject to applicable Swiss rules and regulations, UBS Group will publish an amendment to the Swiss offer documentation in the electronic media and submit such amendment to the Swiss Takeover Board. Swiss rules and regulations require an amendment to be published no later than 7:30 a.m. on the last trading day of the initial offer period (in the case of a reduction of the minimum acceptance condition, such publication will be made no later than 7:30 a.m. on the first trading date following the original expiration date of the initial offer period in accordance with applicable relief from the Swiss Takeover Board). Any extension of the initial offer period in excess of 40 Swiss trading days requires the prior clearance of the Swiss Takeover Board.

11.	Amendments to Section A: Capitalisation and Indebtedness Statement of Part V: Capital Resources of the Original Prospectus

The sub-section headed “Capitalisation and Indebtedness of the Group” in Section A: Capitalisation and Indebtedness Statement of Part V: Capital Resources on pages 111 through 112 of the Original Prospectus is deleted and replaced by the following:

Capitalisation and Indebtedness of the Group

The information in the following tables is derived from the unaudited quarterly financial statements of the Group as of 30 September 2014, prepared in accordance with IFRS issued by the IASB and stated in Swiss francs (CHF).

The following table shows the actual capitalisation of the Group and UBS Group as of 30 September 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 30 September 2014	As of 30 September 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)
Capitalisation (total debt + total equity)(1)	214,018	0.1
Current debt(2)	59,104	0
Thereof subordinated debt	631	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	5,636	0
Thereof unguaranteed / unsecured debt	52,836	0
Non-current debt(4)	102,087	0
Thereof subordinated debt	14,944	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	17,990	0
Thereof unguaranteed / unsecured debt	69,153	0
Equity (total)	52,828	0.1
Share capital	384	0
Share premium	33,449	0
Treasury shares	(1,440)	0
Equity classified as obligation to purchase own shares	(5)	0
Retained earnings	27,084	0
Cumulative net income recognised directly in equity, net of tax	(8,649)	0
Equity attributable to UBS shareholders	50,824	0.1
Equity attributable to preferred note holders	1,962	0
Equity attributable to non-controlling interests	41	0
Total Equity	52,828	0.1
Number of issued shares of the company	3,844,336,002	1,000,000
Number of treasury shares directly or indirectly held by the company	90,688,181	0

(1)	Total liabilities and equity as of 30 September 2014 for the Group equal CHF 1,049,258 million.
(2)	Current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of less than one year (and does not include structured OTC debt instruments).
(3)	Debt issued secured by mortgage loans in Switzerland or other assets.
(4)	Non-current debt is comprised of debt issued (held at amortised cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of more than one year (and does not include structured OTC debt instruments).

The following table shows the net indebtedness of the Group and UBS Group as of 30 September 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of 30 September 2014	As of 30 September 2014
(CHF in millions)	(unaudited)	(unaudited)
Cash(1)	1,155	0.1
Cash equivalent(2)	107,590	0
Trading securities(3)	124,113	0
Liquidity	232,858	0.1
Current financial receivable(4)	419,916	0
Current bank debt(5)	11,365	0
Current portion of non-current debt(6)	62,225	0
Other current financial debt(7)	558,005	0
Current financial debt	631,595	0
Net current financial indebtedness(8)	(21,179)	0
Non-current bank loans(9)	431	0
Bonds Issued(10)	102,087	0
Other non-current loans(11)	6,039	0
Non-current financial indebtedness	108,557	0
Net financial indebtedness(12)	87,378	0

(1)	Equals the cash portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(2)	Equals the balances with central banks portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(3)	Equals the assets reported on the Group balance sheet line “trading portfolio assets” excluding precious metals and other physical commodities. The amount presented may include trading assets which are not securities.
(4)	Equals the assets with a maturity of less than 1 year reported on the Group balance sheet lines “due from banks”, “reverse repurchase agreements”, “cash collateral on securities borrowed”, “financial assets designated at fair value”, “loans” and “cash collateral receivable on derivative instruments” and the total reported on the Group balance sheet line “financial investments available-for-sale.” In addition, it includes financial assets reported on the Group balance sheet line “other assets”.
(5)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of less than 1 year.
(6)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of less than 1 year (including structured OTC debt instruments).
(7)	Equals the liabilities with a maturity of less than 1 year reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments” and the total reported on the Group balance sheet line “trading portfolio liabilities”. In addition, it includes financial liabilities reported on the Group balance sheet line “other liabilities”.
(8)	Equals “current financial debt” less “current financial receivable” less “liquidity” as reported above.
(9)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of more than 1 year.
(10)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of more than 1 year (not including structured OTC debt instruments).
(11)	Equals the liabilities reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments”, all with a maturity of more than 1 year. In addition, it includes structured OTC debt instruments reported as financial liabilities designated at fair value with a maturity of more than 1 year.
(12)	Equals “net current financial indebtedness” plus “non-current financial indebtedness” as reported above.

As at 30 September 2014, indirect and contingent indebtedness, which was comprised of (i) credit guarantees and similar instruments, (ii) performance guarantees and similar instruments and (iii) documentary credits, totalled CHF 18,171 million.

12.	Amendments to Section B: Liquidity and Funding Management of Part V: Capital Resources of the Original Prospectus

Section B: Liquidity and Funding Management of Part V: Capital Resources is amended by the addition of the following text after the sub-section headed “Liquidity and funding management – second quarter 2014” and before Section C: Currency Management on page 130 of the Original Prospectus:

Liquidity and funding management – third quarter 2014

The Group’s liquidity position remained strong during the third quarter of 2014. The Group further enhanced its funding profile through the issuance of several senior unsecured bonds in an amount equivalent to CHF 8.8 billion.

Strategy and objectives

The Group manages its liquidity and funding risk with the overall objective of optimising the value of its business franchise across a broad range of market conditions and in consideration of current and future regulatory constraints. In line with the Group’s strategy to reduce its balance sheet assets, it intends to generate capacity within its liquidity and funding positions. The Group employs a number of measures to monitor its liquidity and funding positions under normal and stressed conditions. In particular, the Group uses stress scenarios to apply behavioural adjustments to its balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

The Group’s funding diversification and global scope help protect its liquidity position in the event of a crisis. The Group’s contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilised liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. The Group regularly assesses and tests all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement intended to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) intended to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The Bank for International Settlements (BIS) future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018).

Based on the Swiss Liquidity Ordinance and FINMA’s circular “Liquidity risks – banks”, as revised in June and July 2014 respectively, as a Swiss SRB, the Group will have to comply with an LCR of 100% as of 1 January 2015.

Therefore, on account of this developing regulatory regime, in the interim, the Group’s LCR and NSFR ratios are only calculated on a pro-forma basis, using current supervisory guidance from FINMA. The pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 30 September 2014, the Group was in compliance with the existing FINMA liquidity requirements. Additionally, its estimated pro-forma NSFR was 107%, up from 105% as of 30 June 2014, mainly due to an increase in available stable funding. The September LCR calculation is based on the latest FINMA guidance reflecting the revisions to the Swiss Liquidity Ordinance and the FINMA circular “Liquidity risks – banks”, which become effective January 2015. The Group’s estimated pro-forma regulatory LCR stood at 128%, an increase from 117% as of 30 June 2014, reflecting an increase in the liquidity asset buffer to CHF 179 billion from CHF 151 billion mainly due to increased cash and balances at central banks resulting from various issuances of short- and long-term debt along with increases in customers deposits, further enhancing the Group’s liquidity asset buffer. The Group also calculates a management LCR, for which it considers, in addition to the liquidity asset buffer, further high-quality and unencumbered contingent funding sources of CHF 54 billion as of 30 September 2014, which primarily consisted of local liquidity reserves and unutilised funding capacity, resulting in a management LCR of 167% as of 30 September 2014. In aggregate, the sources of available liquidity considered for the management LCR represented 30% of the Group’s funded balance sheet assets as of 30 September 2014.

Pro-forma liquidity coverage ratio (LCR)

CHF billion, except where indicated	30.9.14	30.6.14
Cash outflows	227	230
Cash inflows	87	100

Net cash outflows	140	129
Liquidity asset buffer	179	151

Regulatory LCR (%)	128	117

Additional contingent funding sources(1)	54	54

Management LCR (%)	167	158

(1)	Additional contingent funding sources including dedicated local liquidity reserves and additional unutilised borrowing capacity.

Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	30.9.14	30.6.14
Available stable funding	372	358
Required stable funding	348	342

NSFR (%)	107	105

Pro-forma liquidity asset buffer

	30.9.14			30.6.14
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	107	0	107	76	0	76
Due from banks(1)	0	0	0	9	0	9
Financial investments available-for-sale	29	11	40	22	15	37
of which: government bills/bonds	23	0	23	22	0	22
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	6	11	17	0	15	15
Reverse repurchase agreements	0	3	3	0	3	3
Central bank pledges(2)	22	7	29	16	10	26

Total	158	21	179	123	28	151

(1)	Term receivable from central bank.
(2)	Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognised on the balance sheet, and which have subsequently been pledged to central banks.

Funding

The percentage contribution of repurchase agreements and securities lending decreased to 3.3% from 4.7% (as shown in the “Funding by product and currency” table below). The Group’s overall customer deposits remained at 58.5% of its total funding sources. The Group’s ratio of customer deposits to outstanding loan balances also remained at 129% compared with 30 June 2014.

The Group’s outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 11 billion to CHF 136 billion as of 30 September 2014, increasing to 19.8% from 18.8% of its funding sources. Excluding structured debt, long-term debt – which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet – grew by CHF 10 billion to CHF 65 billion as of 30 September 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the third quarter of 2014, the Group continued to raise medium- and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In addition, it issued senior unsecured bonds in an amount equivalent to CHF 8.8 billion: two issuances of 5-year bonds (a 2.375% fixed rate and a floating rate tranche) totalling USD 3.0 billion, two issuances of 3-year bonds (a 1.375% fixed rate and a floating rate tranche) totalling USD 1.5 billion and two issuances of 5-year bonds (4% fixed rate and a floating rate tranche) totalling AUD 1.1 billion. Furthermore, in September, the Group also issued 1.25% fixed rate 7-year bonds and floating rate 2-year bonds, each issuance in the amount of

EUR 1.5 billion. The Group also redeemed a EUR 0.4 billion 15-year 4.5% fixed rate subordinated bond on its first optional redemption date in September. In addition, CHF 0.2 billion of Swiss Pfandbriefe matured during the third quarter. The Group’s short-term interbank deposits (presented as Due to banks on the balance sheet), together with its outstanding short-term debt, represented 6.6% of total funding sources compared with 5.8% as of 30 June 2014.

Funding by product and currency

	All currencies		All currencies(1)		CHF(1)		EUR(1)		USD(1)		Others(1)
In CHF billion	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14	30.9.14	30.6.14
Securities lending	9.2	12.3	1.3	1.9	0.1	0.4	0.2	0.3	0.8	0.9	0.2	0.3
Repurchase agreements	14.0	18.7	2.0	2.8	0.0	0.0	0.5	1.0	0.9	1.3	0.6	0.5
Due to banks	11.8	13.3	1.7	2.0	0.3	0.4	0.2	0.4	0.6	0.7	0.5	0.6
Short-term debt issued(2)	33.7	25.4	4.9	3.8	0.1	0.1	0.3	0.2	4.0	3.1	0.5	0.4
Retail savings/deposits	150.0	145.5	21.8	21.9	13.4	14.0	0.9	0.9	7.6	7.1	0.0	0.0
Demand deposits	181.7	175.1	26.4	26.4	8.3	8.6	5.4	5.4	9.1	8.8	3.7	3.7
Fiduciary deposits	19.8	19.5	2.9	2.9	0.0	0.0	0.5	0.5	2.0	2.0	0.4	0.4
Time deposits	50.2	48.3	7.3	7.3	0.9	0.8	0.3	0.3	3.8	4.0	2.3	2.2
Long-term debt issued(3)	136.0	124.5	19.8	18.8	2.6	2.8	6.0	5.9	9.1	8.1	2.0	2.0
Cash collateral payables on derivative instruments	42.4	43.7	6.2	6.6	0.3	0.2	2.6	2.8	2.5	2.9	0.7	0.7
Prime brokerage payables	38.2	37.5	5.6	5.6	0.0	0.1	0.7	0.7	3.9	4.0	0.9	0.9

Total	687.0	663.9	100.0	100.0	26.2	27.3	17.5	18.3	44.4	42.8	11.9	11.6

(1)	As a percent of total funding sources.
(2)	Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.
(3)	Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Changes to internal funding and fund transfer pricing methodology

Effective July 2014, the Group changed its fund transfer pricing methodology for Wealth Management and Retail & Corporate divisions. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivising a balanced funding position from a currency and tenor perspective. The methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with the Group’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two divisions in response to the evolving regulatory liquidity and funding landscape. Wealth Management and Retail & Corporate funds transfer pricing falls under the governance of Group Treasury.

Funding valuation adjustments – Risk management approach

In the third quarter of 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements to reflect the costs and benefits of funding associated with uncollateralised and partially collateralised derivative receivables and payables. FVA are risk-managed centrally within risk limits and under the standard control framework of the bank, with all unsecured funding risks transferred to Group Treasury where they form part of the Group’s overall asset and liability management.

Maturity analysis of assets and liabilities

The table below provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which the Group could be required to pay and the contractual maturity of assets is based on carrying amounts and the latest date the asset will mature. This basis of presentation is in accordance with the respective recommendation of the Enhanced Disclosure Task Force and differs from “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of the UBS 2013 Form 20-F on page 456, which is presented on an undiscounted basis, as required by IFRS.

Derivative replacement values and trading portfolio assets and liabilities are assigned to the column Due less than 1 month, although the respective contractual maturities may extend over significantly longer periods.

Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the Perpetual / not applicable time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the Perpetual / not applicable time bucket.

Non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities) are generally included in the Perpetual / not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities

CHF billion	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual/ Not applicable	Total
Assets
Cash and balances with central banks	108.7									108.7
Due from banks	14.8	1.6	0.3	0.1	0.1	0.0	0.0	0.0		17.0
Cash collateral on securities borrowed	26.0	0.0			0.0					26.0
Reverse repurchase agreements	45.3	11.0	6.9	1.7	2.2	0.6	0.3			68.1
Trading portfolio assets	130.4									130.4
of which: assets pledged as collateral which may be sold or repledged by counterparties	49.3									49.3
Positive replacement values	247.6									247.6
Cash collateral receivables on derivative instruments	31.2									31.2
Financial assets designated at fair value	0.1	0.1	0.2	0.3	0.3	1.5	1.8	0.6	0.6	5.5
Loans	118.1	42.2	19.8	6.3	7.9	22.6	45.8	47.5		310.3
of which: residential mortgages	18.4	21.7	13.1	3.2	3.3	12.5	31.2	38.1		141.6
of which: commercial mortgages	4.7	5.9	1.6	0.5	0.5	1.7	3.9	3.3		22.2
of which: lombard loans	80.8	11.7	4.1	1.8	2.6	1.9	1.7	0.2		104.6
of which: other loans	14.2	2.9	1.0	0.9	1.6	6.5	8.9	2.2		38.0
of which: securities							0.1	3.8		3.9
Financial investments available-for-sale	1.7	3.9	3.4	5.6	4.5	13.9	17.5	4.5	1.0	56.0
Investments in associates									0.9	0.9
Property and equipment									6.7	6.7
Goodwill and intangible assets									6.6	6.6
Deferred tax assets									10.1	10.1
Other assets	19.0	0.0	0.0	0.0	1.3	0.5	2.7	0.7		24.3

Total assets as of 30 September 2014	742.9	58.9	30.6	14.0	16.4	39.1	68.1	53.4	25.8	1,049.3

Liabilities
Due to banks	8.7	1.9	0.7	0.0	0.1	0.1	0.3	0.0		11.8
Cash collateral on securities lent	5.3	3.1	0.9							9.2
Repurchase agreements	10.2	2.5	0.3	0.2	0.5		0.3			14.0
Trading portfolio liabilities	28.4									28.4
Negative replacement values	244.0									244.0
Cash collateral payables on derivative instruments	42.4									42.4
Financial liabilities designated at fair value	3.3	5.0	3.4	5.3	5.5	10.6	16.2	19.9	1.5	70.7
Due to customers	386.0	10.6	2.4	1.8	0.6	0.0	0.2	0.2		401.8
Debt issued	10.2	12.2	16.3	3.1	2.8	9.5	19.8	23.9	1.2	98.9
Provisions	4.8									4.8
Other liabilities	67.1	2.6	0.1			0.1	0.2	0.2		70.3

Total liabilities as of 30 September 2014	810.5	37.7	24.1	10.3	9.5	20.4	37.0	44.2	2.7	996.4

Guarantees, commitments and forward starting transactions(1)
Loan commitments	52.2	0.1	0.1	0.0	0.0	0.0	0.0			52.5
Underwriting commitments	0.3	0.0								0.3
Total commitments	52.5	0.1	0.1	0.0	0.0	0.0	0.0			52.7
Guarantees	17.8	0.0	0.0	0.0	0.0	0.1	0.1	0.0		18.2
Reverse repurchase agreements	20.5									20.5
Securities borrowing agreements	0.2									0.2

Total as of 30 September 2014	91.1	0.1	0.1	0.1	0.0	0.1	0.1	0.0		91.7

(1)	Represents financial arrangements and contracts not recognised on balance sheet.

13.	Amendments to Section D: Capital Management of Part V: Capital Resources of the Original Prospectus

Section D: Capital Management of Part V: Capital Resources on pages 131 through 163 of the Original Prospectus is deleted and replaced by the following:

Section D: Capital Management

Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (“SRB”).

Capital management objectives

Adequate capital is a prerequisite to support the Group’s business activities, in accordance with both its own internal assessment and regulatory requirements. The Group aims to maintain a strong capital position and sound capital ratios at all times and therefore considers not only the current situation but also projected business and regulatory developments. The Group is committed to continuing to improve these ratios, mainly through a combination of retained earnings, the issuance of additional loss-absorbing capital (“LAC”) and efforts to reduce RWA.

Ongoing compliance with regulatory capital requirements and target capital ratios is central to the Group’s capital adequacy management. The Group is targeting a fully applied CET1 ratio of 13%. By achieving its targets, the Group will exceed FINMA’s requirements for Swiss SRBs, which are stricter than BCBS requirements. The Group believes this will provide even greater comfort to the Group’s stakeholders, further increase confidence in the firm and contribute to strong external credit ratings. More details about the Group’s targets can be found in the section headed “The Group’s strategy” in this prospectus. Refer to the “Swiss SRB and BIS Basel III capital requirements” section for more information on differences in capital requirements.

Annual strategic and ongoing capital planning process

The annual strategic planning process incorporates a capital planning component and is key in defining mid- and longer-term capital targets. It is based on an attribution of Group RWA and leverage ratio denominator (“LRD”) limits to the business divisions. These resource allocations in turn impact business plans and earnings projections, which are then reflected in the Group’s capital plans.

Capital limits and targets are established at both Group and business division levels, and submitted to the Board of Directors for approval or for information on at least an annual basis. Group Treasury monitors and plans for consolidated RWA, LRD and capital developments. Monitoring activities may form the basis of adjustments to RWA and / or LRD limits, actions related to the issuance or redemption of capital instruments and other business-related decisions. In the event of limits being breached, an action plan is triggered, which defines remediating actions required to return the exposures to a limit-compliant level. Monitoring activities also consider developments in capital regulations.

Consideration of stress scenarios

Through a set of quantitative risk appetite objectives, the Group aims to ensure that aggregate risk exposure is within its desired risk capacity, based on its capital and business plans. The Group uses both scenario-based stress tests and statistical frameworks to assess the impact of a severe stress event at an aggregate, Group-wide level.

In addition to the fully applied CET1 capital ratio target of 13.0%, the Group’s commitment to progressive capital returns to shareholders with a payout ratio of at least 50% is also based on the objective of maintaining a post-stress CET1 capital ratio of at least 10% on a fully applied basis. At the end of the third quarter, the Group’s post-stress CET1 capital ratio exceeded this 10% objective.

To calculate the post-stress CET1 capital ratio, the Group forecasts capital one year ahead based on, amongst other things, internal projections of earnings, expenses and distributions to shareholders. It also forecasts one-year developments in RWA. It adjusts these forecasts based on assumptions as to how they may change as a result of a severe stress event. It then further deducts from capital the stress loss estimated using the combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to the Group’s results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on the business forecasts or in the results of the CST, could have a material effect on the Group’s stress scenario results and on its calculated fully applied post-stress CET1 capital ratio.

The CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on the selection and definition by the Group of potential stress scenarios, and on assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. The Group periodically reviews these methodologies and assumptions are subject to periodic review and change on a regular basis. The Group’s risk exposure measurement methodologies may change in response to developing market practice and enhancements to its own risk control environment; input parameters for models may change due to changes in positions, market parameters and other factors. The Group’s stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

The Group’s business plans and forecasts are subject to inherent uncertainty, the Group’s choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events, the Group’s risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions and rely on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and the Group may therefore rely on prior month / quarter data as an estimate. All of these factors may result in the post-stress CET1 capital ratio, as calculated using the Group’s methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

More information about the Group’s risk appetite framework and combined stress framework can be found in the section headed “Risk management and control” on pages 150-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Capital adequacy management

The Group manages its capital according to its capital ratio targets. In the target-setting process, the Group takes into account the current and future capital requirements set by regulators as well as actual and potential future capital requirements including capital buffer requirements. The Group also considers its aggregate risk exposure in terms of capital-at-risk, the views of rating agencies, comparisons with peer institutions and the impact of expected accounting policy changes. The Group’s progress in 2013 and 2014 towards meeting the Swiss SRB Basel III fully applied capital requirements was evidenced by a series of capital transactions, including the following:

•	the redemption of CHF 1.0 billion and €0.4 billion of overall three tier 2 capital instruments and the repurchase of CHF 1.0 billion of certain other tier 2 capital instruments in a public tender offer, as these capital instruments are not eligible for full recognition under Basel III and are being phased out by 2019;

•	an increase in the Group’s Deferred Contingent Capital Plan (DCCP) of CHF 0.5 billion to a total of CHF 1.0 billion, under which deferred compensation balances will forfeit if a 7% Basel III CET1 ratio level (or 10% with respect to awards granted to GEB members) is breached or if a viability event occurs during the five-year period after the award date; and

•	the Group’s issuances of Basel III-compliant tier 2 loss-absorbing notes with a nominal amount of USD 1.5 billion in May 2013, EUR 2.0 billion in February 2014 and USD 2.5 billion in May 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

Active management of RWA

The Group has a strong track record of RWA reduction, surpassing its 2013 Basel III RWA targets well ahead of schedule and demonstrating progress towards achieving its RWA target of less than CHF 200 billion by 2017 on a fully applied basis, despite the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

Having fully adapted its business to Basel III, the Investment Bank has operated with fully applied RWA of less than CHF 70 billion as of the end of each quarter in 2013, as well as at the end of each of the first three quarters of 2014. In line with the Group’s strategy to deploy capital efficiently, RWA are expected to increase both in the Group’s wealth management businesses and in Retail & Corporate, as the Group delivers attractive lending and mortgage opportunities to its clients.

With the transfer of non-core assets from the Group’s Investment Bank to its Non-core and Legacy Portfolio unit, Corporate Center was tasked with managing these diversified assets in a manner that protects shareholder value and within the same robust oversight structure that successfully supported the Group’s RWA reduction in its Legacy Portfolio. While the Group managed approximately CHF 102.5 billion of RWA in the Group’s Non-core and Legacy Portfolio unit at the beginning of 2013, it reduced these to CHF 64 billion as of 31 December 2013 and therefore significantly exceeded its target of CHF 85 billion for that unit by the end of 2013. The Group aims to further reduce RWA in its Non-core and Legacy Portfolio to approximately CHF 40 billion by the end of 2015 and CHF 25 billion by the end of 2017.

Active management of sensitivity to currency movements

The majority of the Group’s capital and a significant portion of its RWA are denominated in Swiss francs, but the Group also holds RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect the Group’s key ratios, and Group Treasury is mandated with the task of minimising such effects. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to the Group’s capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 31 December 2013, the Group estimated that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,075 million (31 December 2012: CHF 845 million) and would decrease the CET1 capital ratio by 15 basis points (31 December 2012: 30 basis points). Conversely, the Group estimated that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 973 million (31 December 2012: CHF 764 million) and would increase the CET1 capital ratio by 15 basis points (31 December 2012: 30 basis points). As of 30 September 2014, the Group estimated that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,049 million (30 June 2014: CHF 1,064 million) and would decrease the CET1 capital ratio by 16 basis points (30 June 2014: 15 basis points). Conversely, the Group estimated that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 949 million (30 June 2014: CHF 962 million) and would increase the CET1 capital ratio by 15 basis points (30 June 2014: 14 basis points).

Swiss SRB Basel III capital framework

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, it is required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB. All the capital disclosures in this section therefore focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regulations are outlined in the sub-section “Differences between Swiss SRB and BIS Basel III capital”.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognised for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into the Group’s calculations of capital, RWA and capital ratios on a phase-in basis and are entirely reflected in the Group’s capital, RWA and capital ratios on a fully applied basis.

Effective January 2014, the Group has deducted from its phase-in CET1 capital 20% of deferred tax assets recognised for tax loss carry-forwards and 20% of the effects related to defined benefit plans. These consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA, related to the adoption of IAS 19 (revised), has been reduced by 20%.

Furthermore, based on current FINMA regulation, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, the Group’s capital and capital ratios include the applicable portion of these capital instruments not yet phased out. The Group’s capital and capital ratios on a fully applied basis do not include these capital instruments.

On 20 December 2013, FINMA issued a decree primarily concerning the regulatory capital requirements of UBS AG (Parent Bank) on a standalone basis. The decree makes changes effective 1 January 2014 to parent bank capital requirements designed to ensure that the fulfilment of the capital requirements at the UBS AG (Parent Bank) level does not result in a de facto overcapitalisation of the Group.

All Basel III numbers for 31 December 2012 provided in this Prospectus are on a pro-forma basis. The pro-forma numbers were either disclosed in the Group’s report for the fourth quarter of 2012 and / or UBS 2012 Form 20-F or were introduced as comparatives during 2013. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with the Group’s primary regulator) of the effect of these new capital charges.

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Ordinance and regulations issued by FINMA. UBS is required to comply with specific Swiss SRB rules.

As of 31 December 2013, the Group’s total capital requirement was 8.6% of its RWA. This requirement consisted of: (i) base capital of 3.5%, (ii) buffer capital of 3.6% (including a countercyclical buffer capital requirement that increased the Group’s effective capital requirement by 0.1%) and (iii) progressive buffer capital of 1.5%. As of 31 December 2013, the Group satisfied the base and buffer (including the countercyclical buffer) capital requirements through the Group’s CET1 capital. High- and low-trigger loss-absorbing capital significantly exceeded the progressive buffer capital requirement.

As of 31 March 2014, the Group’s total capital requirement was 11.4% of RWA compared with 8.6% as of 31 December 2013. The requirement as of 31 March 2014 consisted of: (i) base capital of 4%, (ii) buffer capital of 4.6%, including a countercyclical buffer capital requirement that increased the effective capital requirement by 0.1%, and (iii) progressive buffer capital of 2.8%. The Group satisfied these base and buffer (including the countercyclical buffer) capital requirements through CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

As of 30 June 2014, the Group’s total capital requirement was 11.5% of its RWA compared with 11.4% as of 31 March 2014. The requirement as of 30 June 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, reflecting a negligible effect of the increase in the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 2.8% of RWA. The Group satisfied these base and buffer (including the countercyclical buffer) capital requirements through CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

As of 30 September 2014, the Group’s total capital requirement was 11.1% of its RWA compared with 11.5% as of 30 June 2014. The requirement as of 30 September 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, of which 0.1% attributable to the countercyclical buffer capital requirement, and (iii) progressive buffer capital of 2.5% of RWA. The Group satisfied these base and buffer, including the countercyclical buffer, capital requirements through CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council activated a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014.

The Group’s requirement for the progressive buffer is dynamic and depends on its leverage ratio denominator (LRD) and its market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, reflecting the Group’s LRD as of 31 December 2013 and market share information for 2013 provided by FINMA in July 2014. The Group expects the 2019 requirement to reduce to 4.5%, due to its planned further reduction of the LRD related to the implementation of its strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer, if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. The Group has announced a series of measures intended to improve its resolvability, including the establishment of a group holding company, the establishment of a new banking subsidiary in Switzerland, a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the U.S. The Group anticipates that these measures will allow the Group to qualify for a further reduction in the progressive buffer capital requirement. Similar to the other capital component requirements, the progressive buffer requirement is gradually phased-in until 2019.

The progressive buffer requirement as of 30 September 2014 was 2.5% compared with 2.8% as of 30 June 2014, reflecting the reduction in the Group’s LRD from 2012 to 2013 and updated market share information for 2013 provided by FINMA in July 2014.

Refer to “The Group’s Strategy” section of this Prospectus for more information about the Group’s targets. Refer to the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the Financial information sections of the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report for more information on capital requirements for UBS AG.

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)					Capital
	Require- ment(1)		Actual(2), (3)			Require- ment	Actual(2), (3)
CHF million, except where indicated	30.9.14		30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13
Base capital (common equity tier 1 capital)	4.0		4.0	4.0	3.5	8,906	8,906	9,196	8,000
Buffer capital (common equity tier 1 capital)	4.6	(4)	15.1	14.2	15.0	10,347	33,558	32,661	34,180
of which: effect of countercyclical buffer	0.1		0.1	0.1	0.1	327	327	327	149
Progressive buffer (loss-absorbing capital)	2.5		4.9	4.5	2.5	5,566	10,923	10,396	5,665
Phase-out capital (tier 2 capital)			1.0	1.2	1.3		2,159	2,734	2,971

Total	11.1		24.9	23.9	22.2	24,819	55,546	54,987	50,815

(1)	Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for the Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.
(2)	Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.
(3)	During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.
(4)	CET1 capital can be substituted by high-trigger loss-absorbing capital up to 1.8% in 2014.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
CHF million, except where indicated	30.9.14		30.6.14		31.12.13		30.9.14	30.6.14	31.12.13
Tier 1 capital	42,464	(1)	41,858	(1)	42,179	(1)	30,047	30,590	28,908
of which: common equity tier 1 capital	42,464		41,858		42,179		30,047	30,590	28,908
Tier 2 capital	13,082		13,130		8,636		10,923	10,396	5,665
of which: high-trigger loss-absorbing capital	954		943		955		954	943	955
of which: low-trigger loss-absorbing capital	9,968		9,453		4,710		9,968	9,453	4,710
of which: phase-out capital	2,159		2,734		2,971

Total capital	55,546		54,987		50,815		40,969	40,987	34,573

Common equity tier 1 capital ratio (%)	19.1		18.2		18.5		13.7	13.5	12.8
Tier 1 capital ratio (%)	19.1		18.2		18.5		13.7	13.5	12.8
Total capital ratio (%)	24.9		23.9		22.2		18.7	18.1	15.4

Risk-weighted assets	222,648		229,908		228,557		219,296	226,736	225,153

(1)	Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

Swiss SRB Basel III capital information

Capital information disclosures in this section focus on the Group. Capital information for UBS AG (Parent Bank) is included in the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report.

Capital ratios

As of 31 December 2013, the Group’s phase-in CET1 capital ratio was 18.5%, an increase of 3.2 percentage points compared with 15.3% as of 31 December 2012. On a fully applied basis, the Group’s CET1 capital ratio increased 3.0 percentage points to 12.8% during 2013. The significant improvement in the Group’s CET1 capital ratio was mainly due to a CHF 33.2 billion reduction in RWA in 2013, despite incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA. A CHF 2.1 billion increase in the Group’s CET1 capital, consistent with its strategy of high-quality capital accretion, also contributed to the increase in the Group’s CET1 capital ratio in 2013. The Group’s phase-in total capital ratio stood at 22.2% as of 31 December 2013 compared with 18.9% as of 31 December 2012. This improvement was primarily due to the aforementioned reduction in RWA and the increase in CET1 capital. The Group’s fully applied total capital ratio increased 4.0 percentage points to 15.4% as at 31 December 2013, compared with 31 December 2012.

As of 31 March 2014, the Group’s fully applied CET1 capital ratio was 13.2%, an increase of 0.4 percentage points compared with 31 December 2013. On a phase-in basis, CET1 capital ratio decreased 0.6 percentage points to 17.9% during the quarter. The increase in fully applied CET1 capital ratio was attributable to a CHF 1.0 billion increase in fully applied CET1 capital, which was mainly due to the first quarter net profit of CHF 1.1 billion. The reduction in phase-in CET1 capital ratio was primarily due to a CHF 1.0 billion decrease in phase-in CET1 capital. The decrease in phase-in CET1 capital was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit. The fully applied total capital ratio increased 1.4 percentage points to 16.8% as of 31 March 2014. The phase-in total capital ratio stood at 22.7% as of 31 March 2014 compared with 22.2% as of 31 December 2013. Both these improvements were primarily due to the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in February 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

As of 30 June 2014, the Group’s fully applied CET1 capital ratio was 13.5%, an increase of 0.3 percentage points compared with 31 March 2014. On a phase-in basis, CET1 capital ratio also increased 0.3 percentage points during the quarter to 18.2%. The increase in both fully applied and phase-in CET1 capital ratio was mainly attributable to a CHF 0.7 billion increase in both fully applied and phase-in CET1 capital. During the second quarter, the Group’s fully applied and phase-in total capital ratios increased 1.3 percentage points to

18.1% and 1.2 percentage points to 23.9%, respectively. This was primarily due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in May 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

As of 30 September 2014, the Group’s fully applied CET1 capital ratio increased 0.2 percentage points to 13.7%. On a phase-in basis, the Group’s CET1 capital ratio increased 0.9 percentage points during the quarter to 19.1%, mainly due to a CHF 7.3 billion decrease in phase-in RWA and a CHF 0.6 billion increase in phase-in CET1 capital. During the third quarter of 2014, the Group’s fully applied and phase-in total capital ratios increased 0.6 percentage points to 18.7% and 1.0 percentage points to 24.9%, respectively.

Eligible capital

Common equity tier 1 (CET1) and tier 1 capital

The Group’s CET1 capital mainly comprises share capital, share premium, which primarily consists of additional paid-in capital related to shares issued, and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital” below.

As of 31 December 2013, 31 March 2014, 30 June 2014 and 30 September 2014, the Group’s phase-in tier 1 capital was equal to its phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in the Group’s fully applied tier 1 capital.

During 2013, phase-in CET1 capital increased by CHF 2.1 billion to CHF 42.2 billion. This increase was mainly due to the full year net profit attributable to UBS shareholders of CHF 3.2 billion and the exercise of the Group’s option to acquire the SNB StabFund’s equity, which resulted in a CHF 2.1 billion increase in capital. These increases were partly offset by an increased deduction for goodwill as a result of a reduction in hybrid capital against which this goodwill was previously offset, adverse foreign currency translation effects and a number of other required adjustments to regulatory capital. On a fully applied basis, CET1 capital increased by CHF 3.7 billion to CHF 28.9 billion as at 31 December 2013, largely due to the same factors that contributed to the increase in phase-in CET1 capital with the main exception being the effect of the goodwill deduction on phase-in CET1 capital, which is not relevant for the fully applied CET1 capital calculation.

During the first quarter of 2014, the Group’s fully applied CET1 capital increased by CHF 1.0 billion to CHF 29.9 billion, mainly due to the first quarter net profit. A further increase mainly relating to the reversal of amortisation of deferred tax assets for tax loss carry-forwards and changes to deferred tax assets arising from net deductible temporary differences was offset by the effect of dividend accruals. On a phase-in basis, CET1 capital decreased by CHF 1.0 billion to CHF 41.2 billion. This decrease was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit.

During the second quarter of 2014, the Group’s fully applied and phase-in CET1 capital both increased by CHF 0.7 billion, to CHF 30.6 billion and CHF 41.9 billion, respectively, mainly due to the second quarter net profit.

During the third quarter of 2014, the Group’s fully applied CET1 capital decreased by CHF 0.5 billion to CHF 30.0 billion. The Group’s phase-in CET1 capital increased by CHF 0.6 billion to CHF 42.5 billion, mainly due to positive currency translation effects and the third quarter net profit, partly offset by reductions related to defined benefit plans, deferred tax assets recognised for tax loss carry-forwards and other items. The difference in the development between fully applied and phase-in CET1 capital mainly related to deferred tax assets recognised for tax loss carry-forwards. These are entirely reversed for the calculation of CET1 capital on a fully applied basis, but only partially on a phase-in basis.

The analysis of the Group’s CET1 capital movement on both a phase-in and fully applied basis is shown in the tables “Swiss SRB Basel III capital movement” below.

Tier 2 capital

Low-trigger loss-absorbing capital accounted for approximately CHF 4.7 billion of tier 2 capital as of 31 December 2013, CHF 7.1 billion of tier 2 capital as of 31 March 2014, CHF 9.5 billion of tier 2 capital as of 30 June 2014 and CHF 10.0 billion of tier 2 capital as of 30 September 2014. It consists of subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio (after giving effect to the write-down of any high-trigger loss-absorbing capital). Furthermore, the Group’s tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 1.0 billion on 31 December 2013, CHF 1.0 billion on 31 March 2014, CHF 0.9 billion on 30 June 2014 and CHF 1.0 billion on 30 September 2014 in the form of awards under the Group’s DCCP, with a write-down threshold set at a 7% phase-in CET1 capital ratio or 10% with respect to awards granted to GEB members for the performance year 2013. Additionally, the loss-absorbing capital instruments would be written down if FINMA determined that a write-down was necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

On 31 December 2013, 31 March 2014, 30 June 2014 and 30 September 2014, the remainder of tier 2 capital on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulation.

During 2013, the Group’s phase-in tier 2 capital decreased by CHF 0.9 billion to CHF 8.6 billion. This decrease was primarily due to the redemption and amortisation of tier 2 capital instruments of CHF 1.3 billion, the repurchase of certain other tier 2 capital instruments of CHF 1.0 billion in a public tender offer and adverse foreign currency translation effects, partly offset by an increase of CHF 1.2 billion in low-trigger loss-absorbing capital and CHF 0.5 billion in high-trigger loss-absorbing capital in the form of the Group’s DCCP. Fully applied tier 2 capital increased by CHF 1.5 billion to CHF 5.7 billion, almost entirely due to the issuance of loss-absorbing capital.

During the first quarter of 2014, the Group’s fully applied tier 2 capital increased by CHF 2.4 billion to CHF 8.1 billion. On a phase-in basis, tier 2 capital also increased by CHF 2.4 billion to CHF 11.0 billion. These increases were both due to the aforementioned issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes.

During the second quarter of 2014, the Group’s fully applied tier 2 capital increased by CHF 2.3 billion to CHF 10.4 billion. On a phase-in basis, tier 2 capital increased by CHF 2.1 billion to CHF 13.1 billion. These increases were both mainly due to the issuance of USD 2.5 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

During the third quarter of 2014, the Group’s fully applied tier 2 capital increased by CHF 0.5 billion to CHF 10.9 billion, almost entirely due to positive foreign currency translation effects. On a phase-in basis, the Group’s tier 2 capital was stable at CHF 13.1 billion, primarily as the redemption of one tier 2 capital instrument of CHF 0.5 billion was partially offset by the aforementioned positive foreign currency translation effects.

Swiss SRB Basel III capital movement for the year ended 31 December 2013

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.12	40.0	25.2
Movements during 2013:
Net profit attributable to UBS shareholders	3.2	3.2
Exercise of the SNB StabFund option	2.1	2.1
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.4	0.4
Foreign currency translation effects	(0.3)	(0.3)
Deferred tax assets recognised for tax loss carry-forwards, less deferred tax liabilities, as applicable		(0.1)
Compensation and own shares related capital components (including share premium)	(0.5)	(0.5)
Goodwill net of tax, less hybrid capital, as applicable (including goodwill relating to significant investments in financial institutions)	(1.2)
Defined benefit pension plans	(0.5)	0.0
Expected losses on advanced internal ratings-based portfolio less general provisions	(0.3)	(0.3)
Other	(0.9)	(0.9)
Total movement	2.1	3.7
Common equity tier 1 capital as of 31.12.13	42.2	28.9

Tier 2 capital as of 31.12.12	9.5	4.2
Movements during 2013:
Redemption and amortisation of phase-out capital instruments	(1.3)
Buyback of phase-out capital instruments	(1.0)
Increase in loss-absorbing capital	1.7	1.7
Foreign currency translation effects	(0.3)	(0.1)
Total movement	(0.9)	1.5
Tier 2 capital as of 31.12.13	8.6	5.7

Total capital as of 31.12.13	50.8	34.6
Total capital as of 31.12.12	49.6	29.3

Swiss SRB Basel III capital movement for the three months ended 31 March 2014

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.13	42.2	28.9
Movements during the first quarter of 2014:
Net profit attributable to UBS shareholders	1.1	1.1
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(0.1)	(0.1)
Compensation and own shares related capital components (including share premium)	0.2	0.2
Defined benefit pension plans, 20% phase-in effect as of 1.1.14	(0.7)
Defined benefit pension plans movements during the first quarter of 2014	0.3	(0.2)
Deferred tax assets recognised for tax loss carry-forwards, 20% phase-in effect as of 1.1.14	(1.3)
Deferred tax assets recognised for tax loss carry-forwards movements during the first quarter of 2014	0.1	0.5
Foreign currency translation effects	(0.1)	(0.1)
Other	(0.5)	(0.5)
Total movement	(1.0)	1.0
Common equity tier 1 capital as of 31.3.14	41.2	29.9

Tier 2 capital as of 31.12.13	8.6	5.7
Movements during the first quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.4	2.4
Foreign currency translation effects	0.0	0.0
Total movement	2.4	2.4
Tier 2 capital as of 31.3.14	11.0	8.1

Total capital as of 31.3.14	52.2	38.0
Total capital as of 31.12.13	50.8	34.6

Swiss SRB Basel III capital movement for the three months ended 30 June 2014

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.14	41.2	29.9
Movements during the second quarter of 2014:
Net profit attributable to UBS shareholders	0.8	0.8
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.0	0.0
Compensation and own shares related capital components (including share premium)	0.0	0.0
Defined benefit plans	0.1	(0.1)
Deferred tax assets recognised for tax loss carry-forwards	0.0	0.2
Foreign currency translation effects	0.0	0.0
Other	(0.2)	(0.2)
Total movement	0.7	0.7
Common equity tier 1 capital as of 30.6.14	41.9	30.6

Tier 2 capital as of 31.3.14	11.0	8.1
Movements during the second quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.3	2.3
Other	(0.2)
Total movement	2.1	2.3
Tier 2 capital as of 30.6.14	13.1	10.4

Total capital as of 30.6.14	55.0	41.0
Total capital as of 31.3.14	52.2	38.0

Swiss SRB Basel III capital movement for the three months ended 30 September 2014

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.6.14	41.9	30.6
Movements during the third quarter of 2014:
Net profit attributable to UBS shareholder	0.8	0.8
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.0	0.0
Compensation and own shares related capital components (including share premium)	0.1	0.1
Defined benefit plans	(0.3)	0.1
Deferred tax assets recognised for tax loss carry-forwards	(0.3)	(1.5)
Foreign currency translation effects	0.9	0.8
Other	(0.6)	(0.7)
Total movement	0.6	(0.5)
Common equity tier 1 capital as of 30.9.14	42.5	30.0

Tier 2 capital as of 30.6.14	13.1	10.4
Movements during the third quarter of 2014:
Decrease of phase-out capital	(0.7)	0.0
Foreign currency translation effects	0.6	0.5
Total movement	0.0	0.5
Tier 2 capital as of 30.9.14	13.1	10.9

Total capital as of 30.9.14	55.5	41.0
Total capital as of 30.6.14	55.0	41.0

Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.9.14	30.6.14	31.12.13	30.9.14	30.6.14	31.12.13
Equity attributable to UBS shareholders	50,824	49,532	48,002	50,824	49,532	48,002

Equity attributable to preferred note holders and non-controlling interests	2,004	1,918	1,935	2,004	1,918	1,935

Total IFRS equity	52,828	51,450	49,936	52,828	51,450	49,936

Equity attributable to preferred noteholders and non-controlling interests	(2,004)	(1,918)	(1,935)	(2,004)	(1,918)	(1,935)
Defined benefit plans (before phase-in, as applicable)(1)	3,247	2,694	2,540	(723)	(1,672)	(952)
Defined benefit plans, 20% phase-in	(794)	(873)
Deferred tax assets recognised for tax loss carry-forwards (before phase-in, as applicable)(2)				(7,373)	(5,860)	(6,665)
Deferred tax assets recognised for tax loss carry-forwards, 20% phase-in	(1,472)	(1,173)
Goodwill, net of tax, less hybrid capital(3)	(3,342)	(3,037)	(3,044)	(6,504)	(6,124)	(6,157)
Intangible assets, net of tax	(414)	(400)	(435)	(414)	(400)	(435)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	180	221	304	180	221	304
Unrealised (gains)/losses from cash flow hedges, net of tax	(1,898)	(1,935)	(1,463)	(1,898)	(1,935)	(1,463)
Compensation and own shares-related capital components (not recognised in net profit)	(1,151)	(1,038)	(1,430)	(1,151)	(1,038)	(1,430)
Unrealised gains related to financial investments available-for-sale, net of tax	(323)	(293)	(325)	(323)	(293)	(325)
Prudential valuation adjustments	(148)	(105)	(107)	(148)	(105)	(107)
Consolidation scope	(85)	(68)	(55)	(85)	(68)	(55)
Other(4)	(2,159)	(1,668)	(1,806)	(2,338)	(1,668)	(1,806)

Common equity tier 1 capital	42,464	41,858	42,179	30,047	30,590	28,908

Hybrid capital subject to phase-out	3,162	3,087	3,113
Goodwill, net of tax, offset against hybrid capital	(3,162)	(3,087)	(3,113)
Additional tier 1 capital	0	0	0

Tier 1 capital	42,464	41,858	42,179	30,047	30,590	28,908

Tier 2 capital	13,082	13,130	8,636	10,923	10,396	5,665

Total capital	55,546	54,987	50,815	40,969	40,987	34,573

(1)	Phase-in number net of tax, fully applied number pre-tax.
(2)	Includes the reversal of deferred tax assets recognised for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earning implementation effect. It also includes the reversal of CHF 153 million deferred tax liabilities related to the net defined benefit plans and post-employment assets of CHF 723 million for the Swiss plan as of 30 September 2014 which do not count as Basel III capital.
(3)	Includes goodwill relating to significant investments in financial institutions of CHF 363 million.
(4)	Includes accruals for capital returns to shareholders, the net charge for the compensation-related increase in high-trigger loss-absorbing capital and other items.

Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, Bank for International Settlements (“BIS”) and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of the Group’s Investor Relations website at www.ubs.com/investors.

In order to fulfil BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of regulatory capital elements to the published IFRS balance sheet is disclosed in the “SEC filings and other disclosures” section of the Group’s Investor Relations website at www.ubs.com/investors.

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2013 are available in the section headed “Financial information” of the UBS 2013 Form 20-F, which is incorporated herein by reference. Details as of 30 June 2014 on entities which are treated differently under the regulatory scope of consolidation are disclosed in the Group’s Basel III Pillar 3 First Half 2014 Report, which is available on the Group’s Investor Relations website at www.ubs.com/investors.

The Group has estimated the loss in capital that it could incur as a result of the risks associated with the matters described in “Note 22 Provisions and contingent liabilities” in the section headed “Financial information” of the UBS 2013 Form 20-F, and in “Note 14 Provisions and contingent liabilities” in the section headed “Financial information” of the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report. The Group has utilised for this purpose the advanced measurement approach (“AMA”) methodology that it uses when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration the Group’s and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, the Group estimated the loss in capital that it could incur over a 12-month period as a result of the Group’s risks associated with these operational risk categories at CHF 2.7 billion as of 31 December 2013 and at CHF 3.1 billion as of each of 31 March 2014, 30 June 2014 and 30 September 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of the Group’s actual exposures in those matters and does not take into account any provisions recognised for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that the Group may incur with respect to those matters may be materially more or materially less than this estimated amount. The charges of CHF 1,836 million for provisions for litigation, regulatory and similar matters in the third quarter of 2014 did not have any effect on the Group’s estimated loss in capital as of 30 September 2014.

Further information is set out in Note 22 Provisions and contingent liabilities” in the section headed “Financial information” of the UBS 2013 Form 20-F, and in “Note 14 Provisions and contingent liabilities” in the section headed “Financial information” of the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report, which are incorporated herein by reference.

Differences between Swiss SRB and BIS Basel III capital

The Group’s Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and phase-in basis, except for two specific items. Firstly, under Swiss SRB the amount of high-trigger loss-absorbing capital, in the form of awards under DCCP, was higher by CHF 92 million as of 31 December 2013, by CHF 280 million as of 31 March 2014, by CHF 278 million as of 30 June 2014, and by CHF 281 million as of 30 September 2014, as a result of its different regulatory treatment than under BIS Basel III. Secondly, a portion of unrealised gains on financial investments available-for-sale, totalling CHF 30 million as of 31 December 2013, CHF 33 million as of 31 March 2014, CHF 59 million as of 30 June 2014 and CHF 158 million as of 30 September 2014, was recognised as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Risk-weighted assets

The Group’s RWA under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018. On a fully applied basis, net defined benefit-related assets / liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognised is deducted from common equity tier 1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets / liabilities are determined in accordance with the previous IAS 19 requirements (“corridor method”), and any defined benefit-related asset that is recognised is risk-weighted at 100%.

Phase-in RWA decreased by CHF 33.2 billion to CHF 228.6 billion in 2013 and fully applied RWA by CHF 32.9 billion to CHF 225.2 billion. These decreases were both mainly due to a CHF 41 billion reduction in credit risk RWA and a CHF 17 billion reduction in market risk RWA, partly offset by a CHF 25 billion increase in operational risk RWA, primarily due to the aforementioned supplemental operational risk capital analysis. In accordance with the Group’s strategy to focus on sustainable, less capital-intensive business activities and due to the Group’s active portfolio management and risk-mitigation activities, RWA both in the Investment Bank and in Corporate Center – Non-core and Legacy Portfolio were substantially reduced during 2013.

Phase-in RWA increased by CHF 1.3 billion to CHF 229.9 billion in the first quarter of 2014. This increase was mainly due to a CHF 3.5 billion increase in operational risk RWA and a CHF 1.8 billion increase in market risk RWA, partly offset by a CHF 4.3 billion reduction in credit risk RWA. On a fully applied basis, RWA increased by CHF 1.6 billion to CHF 226.8 billion, including the same effects as the phase-in RWA except for the aforementioned phase-in effect related to defined benefit pension plan-related assets.

Phase-in RWA were stable at CHF 229.9 billion in the second quarter of 2014. Market risk RWA decreased by CHF 2.3 billion, which was entirely offset by a CHF 1.4 billion increase in operational risk RWA, a CHF 0.5 billion increase in credit risk RWA and a CHF 0.4 billion increase in non-counterparty-related risk RWA. On a fully applied basis, RWA decreased slightly by CHF 0.1 billion to CHF 226.7 billion.

Phase-in RWA decreased by CHF 7.3 billion, to CHF 222.6 billion in the third quarter of 2014. On a fully applied basis, RWA decreased by CHF 7.4 billion to CHF 219.3 billion.

RWA movement, as of 31 December 2013

Credit risk

Phase-in credit risk RWA amounted to CHF 124 billion as of 31 December 2013 compared with CHF 166 billion as of 31 December 2012. This decrease was mainly due to a CHF 24 billion reduction related to Other exposure segments. This was primarily driven by a reduction in RWA for advanced and standardised credit valuation adjustments (“CVA”) of CHF 18 billion, mainly due to benefits from economic CVA hedges, ratings migration, reduced exposures and market-driven reductions in Corporate Center – Non-core and Legacy Portfolio and to a lesser extent in the Investment Bank. Furthermore, a decline of CHF 6 billion was realised due to the sale of securitisation exposures in Corporate Center – Legacy Portfolio.

Credit risk RWA for exposures to corporates decreased by CHF 10 billion, primarily due to a reduction in drawn loans, undrawn loan commitments and derivative exposures in Wealth Management Americas, Investment Bank and Corporate Center – Non-core and Legacy Portfolio.

Credit risk RWA for exposures to banks declined by CHF 6 billion, mainly due to lower derivative exposures in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio.

In terms of movement by key driver, risk type and reporting segment, the decrease of CHF 41 billion in credit risk RWA was mainly driven by reductions in book size in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, primarily due to the aforementioned sale of securitisation exposures, trade compressions and reduced derivative exposures, and a net improvement in book quality, primarily driven by economic CVA hedges in Corporate Center – Non-core and Legacy Portfolio.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA amounted to CHF 13 billion as of 31 December 2013 compared with CHF 12 billion as of 31 December 2012.

Market risk

Phase-in market risk RWA amounted to CHF 14 billion as of 31 December 2013 compared with CHF 31 billion as of 31 December 2012. This decline was due to a CHF 5 billion decrease in the comprehensive risk measure, a decline of CHF 4 billion in the incremental risk charge and reductions of CHF 2 billion, CHF 3 billion and CHF 1 billion in RWA related to VaR, stressed VaR and risks-not-in-VaR, respectively. From a reporting segment perspective, the aforementioned decrease in market risk RWA was almost entirely recorded in Corporate Center – Non-core and Legacy Portfolio.

Substantially all of the decrease of CHF 17 billion in market risk RWA was the result of reduced market risk exposures. Only a small amount resulted from changes in methodology or routine model parameter updates.

More information on RWA by portfolio composition and exposure category can be found in the section headed “Corporate Center – Non-core and Legacy Portfolio” on pages 213-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Operational risk

Phase-in operational risk RWA amounted to CHF 78 billion as of 31 December 2013, an increase of CHF 25 billion compared with 31 December 2012, primarily due to incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

UBS received an order from FINMA announcing the imposition, with effect from 1 October 2013, of a temporary 50% add-on to the Group’s advanced measurement approach (“AMA”)-based operational risk-related RWA in relation to known or unknown litigation, compliance and other operational risk matters. During the fourth quarter of 2013 and January of 2014, UBS and FINMA reviewed the temporary operational risk-related RWA add-on that became effective on 1 October 2013. Following a review of the AMA model, the litigation exposures and contingent liabilities of the Group, provisioning movements and methodologies, and progress on managing other operational risks, the Group and FINMA mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental operational risk-related RWA calculated based upon this supplemental analysis as of 31 December 2013 was CHF 22.5 billion and was allocated to the business divisions and Corporate Center proportionally to the amount of allocated operational risk-related RWA excluding the incremental RWA as of 31 December 2013. The allocation methodology for operational risk-related RWA excluding the incremental RWA is based on the cumulative operational risk-related loss history of the business divisions and Corporate Center – Non-core and Legacy Portfolio.

Basel III RWA by risk type, exposure and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA		Total capital requirement(1)
Credit risk	12	8	30	3	36	5		31	124	(2)	11
Advanced IRB approach	8	2	27	1	29	4		25	97		8
Sovereigns	0	0	0	0	0	0		0	1		0
Banks	0	0	1	0	7	1		2	12		1
Corporates(3)	0	0	14	0	18	2		6	41		3
Retail	7	2	10	0	0	0		0	20		2
Other(4)	1	0	1	1	3	0		17	24		2

Standardised approach	4	6	3	1	7	1		6	27		2
Sovereigns	0	0	0	0	0	0		0	0		0
Banks	0	1	0	0	0	0		0	2		0
Corporates	2	3	2	1	2	2		2	14		1
Central counterparties	0	0	0	0	1	1		0	2		0
Retail	2	2	0	0	0	0		0	3		0
Other(4)	0	0	0	0	4	(2)		4	6		0

Non-counterparty-related risk	0	0	0	0	0	12		0	13		1

Market risk	0	2	0	0	8	(5	)(5)	9	14	(2)	1
Value-at-risk (VaR)	0	0	0	0	2	(1)		1	2		0
Stressed value-at-risk (SVaR)	0	1	0	0	3	(2)		2	3		0
Add-on for risks-not-in-VaR	0	0	0	0	1	0		1	2		0
Incremental risk charge (IRC)	0	0	0	0	2	(1)		0	1		0
Comprehensive risk measure (CRM)	0	0	0	0	0	0		4	4		0
Securitisation / re-securitisation in the trading book	0	0	0	0	0	0		2	2		0

Operational risk	9	15	1	1	19	9		23	78		7
of which: incremental RWA(6)	3	4	0	0	6	3		7	23		2

Total Basel III RWA phase-in	21	24	31	4	63	21		64	229		20

Phase-out items	0	0	2	0	0	1		0	3

Total Basel III RWA fully applied	21	24	30	4	62	21		64	225

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 8.6% of RWA.
(2)	In line with Basel III Pillar 1 requirements, RWA related to securitisation / re-securitisation in the trading book are newly presented as market risk RWA. Previously, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.
(3)	Includes stressed expected positive exposures across all exposure classes.
(4)	Includes securitisation / re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(5)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(6)	Reflects the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	31.12.12 (pro-forma)
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA		Total capital requirement(1)
Credit risk	11	9	31	3	42	6		64	166	(2)	13
Advanced IRB approach	8	2	28	2	36	4		54	133		11
Sovereigns	0	0	0	0	0	0		1	2		0
Banks	1	0	1	0	10	1		5	18		1
Corporates(3)	0	0	15	0	21	2		11	50		4
Retail	6	2	11	0	0	0		0	19		2
Other(4)	1	0	1	2	5	1		36	44		4

Standardised approach	3	7	2	1	6	2		10	33		3
Sovereigns	0	0	0	0	0	0		0	0		0
Banks	0	1	0	0	0	0		0	2		0
Corporates	2	4	2	1	1	1		4	15		1
Central counterparties	0	0	0	0	1	1		1	2		0
Retail	1	2	0	0	0	0		0	3		0
Other(4)	0	0	0	0	4	0		5	10		1

Non-counterparty-related risk	0	0	0	0	0	12		0	12		1

Market risk	0	2	0	0	7	(2	)(5)	25	31	(2)	2
Value-at-risk (VaR)	0	1	0	0	1	(2)		3	4		0
Stressed value-at-risk (SVaR)	0	1	0	0	2	(3)		5	6		0
Add-on for risks-not-in- VaR	0	0	0	0	2	0		2	3		0
Incremental risk charge (IRC)	0	0	0	0	1	2		2	5		0
Comprehensive risk measure (CRM)	0	0	0	0	0	0		9	9		1
Securitisation / re-securitisation in the trading book	0	0	0	0	0	0		4	4	(2)	0

Operational risk	7	13	1	1	16	1		14	53		4

Total Basel III RWA phase-in	19	24	32	4	65	17		103	262		21

Phase-out items	0	0	2	0	1	1		0	4

Total Basel III RWA fully applied	18	23	30	4	64	16		103	258

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 8.0% of RWA.
(2)	In line with Basel III Pillar 1 requirements, RWA related to securitisation / re-securitisation in the trading book are newly presented as market risk RWA. Previously, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.
(3)	Includes stressed expected positive exposures across all exposure classes.
(4)	Includes securitisation / re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(5)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(6)	RWA related to risks-not-in-VaR are presented on a Basel 2.5 basis.

Basel III RWA by risk type, exposure and reporting segment

	31.12.13 vs. 31.12.12 (pro-forma)
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement
Credit risk	1	(1)	(1)	0	(7)	(1)	(32)	(41)	(3)
Advanced IRB approach	1	1	(1)	0	(7)	0	(28)	(35)	(2)
Sovereigns	0	0	0	0	0	0	(1)	(1)	0
Banks	0	0	0	0	(3)	0	(4)	(6)	0
Corporates	0	0	0	0	(4)	0	(5)	(9)	0
Retail	1	1	0	0	0	0	0	1	0
Other	0	0	0	0	(1)	0	(18)	(20)	(1)

Standardised approach	1	(2)	0	0	0	(1)	(4)	(6)	0
Sovereigns	0	0	0	0	0	0	0	0	0
Banks	0	0	0	0	0	0	0	0	0
Corporates	0	(1)	0	0	1	1	(2)	(1)	0
Central counterparties	0	0	0	0	0	0	(1)	0	0
Retail	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	(1)	(2)	(2)	(4)	0

Non-counterparty-related risk	0	0	0	0	0	1	0	0	0

Market risk	0	0	0	0	1	(3)	(15)	(17)	(1)
Value-at-risk (VaR)	0	0	0	0	0	0	(2)	(2)	0
Stressed value-at-risk (SVaR)	0	0	0	0	0	1	(4)	(3)	0
Add-on for risks-not-in-VaR	0	0	0	0	0	0	(1)	(1)	0
Incremental risk charge (IRC)	0	0	0	0	1	(4)	(2)	(4)	0
Comprehensive risk measure (CRM)	0	0	0	0	0	0	(5)	(5)	0
Securitisation / re-securitisation in the trading book	0	0	0	0	0	0	(2)	(2)	0

Operational risk	2	2	0	0	4	8	9	25	2

Total Basel III RWA phase-in	3	1	0	0	(2)	5	(39)	(33)	(1)

Phase-out items	0	0	0	0	0	0	0	0

Total Basel III RWA fully applied	3	1	0	0	(2)	5	(39)	(33)

Basel III RWA by key driver, risk type and reporting segment

CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Group
Total RWA balance as of 31.12.12 (pro-forma)	19	24	32	4	65	17	103	262
Credit risk RWA movement during 2013	1	(1)	(1)	0	(7)	(1)	(32)	(41)
Methodology changes and model parameter updates	1	0	0	0	(3)	(1)	(3)	(6)
Acquisitions and disposals of business operations	0	0	0	0	0	0	0	0
Book quality	0	0	0	0	1	0	(4)	(3)
Book size	1	(1)	(1)	0	(4)	0	(24)	(29)
Foreign currency translation effects	0	0	0	0	(1)	0	(2)	(4)

Non-counterparty-related risk RWA movement during the year 2013	0	0	0	0	0	1	0	0
Exposure movements	0	0	0	0	0	1	0	0
Foreign currency translation effects	0	0	0	0	0	0	0	0

Market risk movement during 2013	0	0	0	0	1	(3)	(15)	(17)
Methodology changes	0	0	0	0	0	0	(1)	(1)
Model parameter updates	0	0	0	0	0	0	0	0
Regulatory add-ons	0	0	0	0	0	0	1	1
Movement in risk levels	0	0	0	0	1	(3)	(15)	(17)

Operational risk RWA movement during 2013	2	2	0	0	4	8	9	25

Incremental RWA	3	4	1	0	6	3	7	23
Other model parameter updates	(1)	(2)	0	0	(2)	5	2	2

Total movement	3	1	0	0	(2)	5	(39)	(33)

Total RWA balance as of 31.12.13 (phase-in)	21	24	31	4	63	21	64	229

Key drivers of RWA movement by risk type

The Group employs a range of analyses in its RWA monitoring framework to identify the key drivers of movements in the positions. This includes a top-down identification approach for several sub-components of the RWA movement, leveraging information available from its monthly detailed calculation, substantiation and control processes. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology. The Group transitioned to Basel III in the first quarter of 2013. As RWA as of 31 December 2012 represent Basel III pro-forma information, certain 2013 movements were allocated to the various movement types on a best efforts basis only.

Credit risk RWA movements

Methodology changes and model parameter updates: Represents RWA movements arising from the implementation of new models and from parameter changes to existing models. This movement type also includes regulatory methodology changes, reviews of modelling assumptions and refinements to the Group’s Basel III (pro-forma) calculations applied until January 2013. The RWA impact of model and methodology changes is estimated based on the portfolio at the time of the implementation of the change. Methodology changes and model parameter updates were not segregated due to a combination of the aforementioned complexity associated with the transition from Basel III (pro-forma) to Basel III, inherent complexity related to some components of credit risk and materiality aspects.

Acquisitions and disposals of business operations: Represents the movement in RWA as a result of the disposal or acquisition of business operations, quantified based on the credit risk exposures as at the end of the month preceding a disposal or following an acquisition. Acquisition and disposal of exposures in the ordinary course of business are reflected under book size.

Book quality: Represents RWA movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters which arise from actions such as, but not limited to, model recalibration, change in counterparty external rating or new credit hedges.

Book size: Represents RWA movements arising in the normal course of business, such as growth in credit exposures or reduction in book size from sales and write-offs. The amounts reported for each business division and Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period. Currently, the movement in book size is estimated based on amounts derived from the other four drivers. The Group will continue to refine its underlying RWA reporting.

Foreign currency translation effects: Represents RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.

Non-counterparty-related risk RWA movements

Exposure movements: Represents RWA movements arising in the normal course of business, such as purchase or sale of relevant underlying exposures.

Foreign currency translation effects: Represents foreign currency translation effects on RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.

Market risk RWA movements

Methodology changes: Represents methodology changes to the calculation driven by regulatory and internal policy decisions. In some cases, the effects of methodology changes have been assessed at the time of implementation, and may not reflect the effects for the entire year 2013. Further, methodology changes may, on occasion, be implemented at the same time as parameter updates and changes in regulatory add-ons, the effects of which cannot be fully disaggregated.

Model parameter updates: Includes routine updates to model parameters such as the roll-forward of the five-year historical data used for VaR. The effect of each parameter update, assessed at the point of implementation, has been used to approximate the combined effect over the year.

Regulatory add-ons: Represents entirely the “Risks-not-in-VaR (“RniV”)” add-on described in the “Risk management and control” section of UBS 2013 Form 20-F. The effect of the annual recalibration has been calculated by applying the old and new multiplication factors to the year-end VaR- and SVaR-based RWA.

Movement in risk levels: Represents changes as a result of movements in risk levels that are derived after accounting for the movements in the above three specific drivers. This includes changes in positions, effects of market moves on risk levels and currency translation effects. The amounts reported for each business division and Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period.

Operational risk RWA movements

Incremental RWA: Represents RWA movements relating to changes in the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA.

Other model parameter updates: Represents RWA movements arising from the regular update of the Group’s AMA model.

RWA movement, as of 31 March 2014

Credit risk

Phase-in credit risk RWA decreased by CHF 4.3 billion to CHF 120.0 billion as of 31 March 2014 compared with CHF 124.3 billion as of 31 December 2013, mainly due to lower RWA related to Corporates and Other exposure segments, partly offset by higher RWA related to Retail exposures. RWA related to exposures treated under the advanced internal ratings-based (“IRB”) and the standardised approaches decreased by CHF 2.5 billion and CHF 1.8 billion, respectively.

Total credit risk RWA for exposures to Corporates reduced by CHF 3.4 billion, which was primarily related to exposures treated under the advanced IRB approach. This reduction was mainly due to a lower book size resulting from derivative trade unwinds and trade compressions in Corporate Center – Non-core and Legacy Portfolio and a methodology change relating to the implementation of the Basel III exposure model for equity over-the-counter (OTC) derivatives in the Investment Bank.

Total credit risk RWA related to Other exposure segments decreased by CHF 2.8 billion, largely related to exposures measured under the advanced IRB approach in Corporate Center – Noncore and Legacy Portfolio, primarily due to a lower book size as a result of the sale of securitisation exposures and lower RWA for credit valuation adjustments (“CVA”). The implementation of the Basel III exposure model for equity OTC derivatives resulted in a reclassification of CHF 1.9 billion in CVA-related RWA from the standardised to the advanced IRB approach in the Investment Bank.

Credit risk RWA related to Retail exposures increased by CHF 2.0 billion, in line with expectations based on the methodology change relating to the FINMA requirement to apply a bank-specific multiplier on Swiss residential mortgages for banks using the IRB approach. The difference in the RWA calculation for Swiss residential mortgages between the advanced IRB and the standardised approaches will be further reduced annually until 2019.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA slightly increased by CHF 0.4 billion to CHF 13.0 billion.

Market risk

Phase-in market risk RWA amounted to CHF 15.5 billion as of 31 March 2014 compared with CHF 13.7 billion as of 31 December 2013. Incremental risk charge-related RWA increased by CHF 0.9 billion due to an increase in single-name risk and the reversal of a natural hedge benefit in the calculation, as certain residual positions in Non-core were migrated to the correlation portfolio included within the comprehensive risk measure (“CRM”). The consequential increase in CRM-related RWA was offset by a reduction in book size due to negotiated bilateral settlements of OTC derivative contracts. RWA related to securitisations / re-securitisations in the trading book increased by CHF 1.2 billion, in line with expectations based on the change in methodology due to the expiry of the transition phase mandated under the Basel 2.5 framework, i.e. net long and net short securitisation positions in the trading book require separate underpinning, rather than the higher of net long or net short positions underpinned until 31 December 2013.

Operational risk

Phase-in operational risk RWA amounted to CHF 81.4 billion as of 31 March 2014, an increase of CHF 3.5 billion compared with the prior quarter. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA increased by CHF 2.0 billion to CHF 24.5 billion as of 31 March 2014. Additionally, RWA increased as a result of a higher capital requirement based on the advanced measurement approach (AMA) model output using the latest FINMA-approved model parameters.

Basel III RWA by risk type, exposure and reporting segment

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8		25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4		20.4	95.0	10.8
Sovereigns(2)	0.0	0.0	0.1	0.0	1.0	0.5		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	5.8	1.1		2.2	10.8	1.2
Corporates(2)	0.6	0.0	14.9	0.0	15.8	2.3		3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.4	5.8	0.5		14.2	23.6	2.7

Standardised approach	3.8	5.7	2.5	1.0	5.2	1.3		5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4		0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8		1.6	13.8	1.6
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0		0.0	3.5	0.4
Other(3)	0.2	0.1	0.6	0.0	1.7	(2.5)		3.5	3.7	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6		0.0	13.0	1.5

Market risk	0.0	1.0	0.0	0.0	7.8	(4.0	)(4)	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)		1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)		1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1		0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)		0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		3.9	4.0	0.5
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		2.8	3.0	0.3

Operational risk	9.5	15.4	1.4	1.1	20.9	9.4		23.5	81.4	9.3
of which: incremental RWA(5)	2.9	4.6	0.4	0.3	6.3	2.8		7.1	24.5	2.8

Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8		60.1	229.9	26.2

Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8		0.0	3.1

Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0		60.1	226.8

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.4% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	11.9	8.1	29.9	2.7	35.5	4.8		31.3	124.3	10.6
Advanced IRB approach	8.2	2.4	27.4	1.4	28.9	3.8		25.3	97.5	8.3
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.1		0.2	0.8	0.1
Banks	0.2	0.0	1.5	0.0	7.3	1.0		1.7	11.6	1.0
Corporates(2)	0.4	0.0	14.5	0.0	17.7	2.3		5.9	40.9	3.5
Retail	7.1	2.3	10.4	0.0	0.1	0.0		0.0	19.9	1.7
Other(3)	0.6	0.1	0.9	1.4	3.4	0.5		17.5	24.3	2.1

Standardised approach	3.7	5.7	2.5	1.2	6.6	1.0		6.0	26.8	2.3
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.1		0.0	0.3	0.0
Banks	0.2	0.8	0.1	0.1	0.1	0.3		0.5	2.0	0.2
Corporates	1.6	3.0	2.0	1.1	1.9	2.3		1.7	13.6	1.2
Central counterparties	0.0	0.0	0.0	0.0	1.0	0.6		0.2	1.8	0.2
Retail	1.6	1.7	0.0	0.0	0.0	0.0		0.0	3.3	0.3
Other(3)	0.2	0.1	0.5	0.0	3.5	(2.3)		3.6	5.8	0.5

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.2		0.0	12.6	1.1

Market risk	0.0	1.6	0.0	0.0	7.6	(4.9	)(4)	9.4	13.7	1.2
Value-at-risk (VaR)	0.0	0.4	0.0	0.0	1.6	(1.4)		1.1	1.7	0.1
Stressed value-at-risk (SVaR)	0.0	0.9	0.0	0.0	2.5	(2.3)		1.5	2.6	0.2
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.2	0.1		0.6	2.0	0.2
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.1	(1.4)		0.3	1.4	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		4.2	4.2	0.4
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.1	0.0		1.7	1.8	0.2

Operational risk	9.2	14.8	1.4	1.1	19.4	9.2		22.8	77.9	6.7
of which: incremental RWA(5)	2.7	4.3	0.4	0.3	5.6	2.7		6.6	22.5	1.9

Total RWA, phase-in	21.4	24.5	31.4	3.8	62.6	21.3		63.5	228.6	19.6

Phase-out items	0.4	0.2	1.7	0.1	0.4	0.7		0.0	3.4

Total RWA, fully applied	20.9	24.3	29.7	3.7	62.3	20.7		63.5	225.2

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 8.6% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	31.3.14 vs. 31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit Risk	0.1	0.0	2.2	(0.3)	(1.9)	1.0	(5.4)	(4.3)
Advanced IRB approach	0.1	0.0	2.3	0.0	(0.4)	0.6	(4.9)	(2.5)
Sovereigns	0.0	0.0	0.0	0.0	0.5	0.4	0.0	0.9
Banks	0.0	0.0	(0.1)	0.0	(1.5)	0.1	0.5	(0.8)
Corporates	0.2	0.0	0.4	0.0	(1.9)	0.0	(2.2)	(3.6)
Retail	(0.1)	(0.1)	2.0	0.0	0.0	0.0	0.0	1.8
Other	0.0	0.0	0.0	0.0	2.4	0.0	(3.3)	(0.7)

Standardised approach	0.1	0.0	0.0	(0.2)	(1.4)	0.3	(0.5)	(1.8)
Sovereigns	0.0	0.0	0.0	0.0	(0.1)	(0.1)	0.0	(0.1)
Banks	0.0	(0.1)	0.0	0.0	0.1	0.1	(0.2)	(0.1)
Corporates	(0.1)	0.2	(0.3)	(0.2)	0.1	0.5	(0.1)	0.2
Central counterparties	0.0	0.0	0.0	0.0	0.2	0.1	(0.1)	0.2
Retail	0.2	(0.1)	0.1	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(1.8)	(0.2)	(0.1)	(2.1)

Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4

Market risk	0.0	(0.6)	0.0	0.0	0.2	0.9	1.3	1.8
Value-at-risk (VaR)	0.0	(0.2)	0.0	0.0	(0.1)	0.1	0.2	(0.1)
Stressed value-at-risk (SVaR)	0.0	(0.3)	0.0	0.0	0.0	0.2	0.2	0.1
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.2)	0.0	0.2	(0.1)
Incremental risk charge (IRC)	0.0	(0.1)	0.0	0.0	0.4	0.7	(0.1)	0.9
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(0.3)	(0.2)
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	1.1	1.2

Operational risk	0.3	0.6	0.0	0.0	1.5	0.2	0.7	3.5
of which: incremental RWA(5)	0.2	0.3	0.0	0.0	0.7	0.1	0.5	2.0

Total RWA, phase-in	0.4	0.1	2.2	(0.2)	(0.1)	2.5	(3.4)	1.3

Phase-out items	0.0	(0.1)	(0.3)	0.0	(0.1)	0.1	0.0	(0.3)

Total RWA, fully applied	0.5	0.1	2.5	(0.2)	(0.1)	2.3	(3.4)	1.6

RWA movement, as of 30 June 2014

Credit risk

Phase-in credit risk RWA increased by CHF 0.5 billion to CHF 120.5 billion as of 30 June 2014 compared with CHF 120.0 billion as of 31 March 2014. Credit risk RWA increased by CHF 3.8 billion in the Investment Bank and by CHF 1.1 billion in Corporate Center – Core Functions, which was partly offset by reductions of CHF 4.1 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 0.6 billion in Retail & Corporate.

The increase of CHF 3.8 billion in the Investment Bank was mainly due to a CHF 2.7 billion increase related to exposures to Corporates which was primarily driven by temporarily higher RWA arising from aged trade settlements and from an increase in originated commercial real estate loans in advance of securitisation. A methodology change relating to the add-on agreed with FINMA for the probability of default calibration level on managed funds contributed to an increase of CHF 0.5 billion.

The increase of CHF 1.1 billion in Corporate Center – Core Functions was mainly due to a CHF 0.7 billion increase related to exposures to Banks, primarily due to book size increases in nostro accounts.

The decrease of CHF 4.1 billion in Corporate Center – Noncore and Legacy Portfolio was mainly due to the sale of securitisation exposures in the banking book and lower RWA for credit valuation adjustments (“CVA”), resulting in a CHF 3.7 billion reduction in the exposure segment Other.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased slightly by CHF 0.4 billion to CHF 13.4 billion, mainly as a result of an increase in deferred tax assets arising from temporary differences.

Market risk

Phase-in market risk RWA decreased by CHF 2.3 billion to CHF 13.2 billion, mainly due to the exit of the majority of the correlation trading portfolio in Corporate Center – Non-core which reduced the comprehensive risk measure-related RWA by CHF 2.4 billion. RWA related to securitisations / re-

securitisations in the trading book decreased by CHF 1.1 billion due to exposure reductions in the Group’s Legacy Portfolio. These decreases were partly offset by a CHF 0.9 billion increase in stressed value-at-risk, mainly in the Investment Bank.

Operational risk

Phase-in operational risk RWA increased by CHF 1.4 billion to CHF 82.8 billion as of 30 June 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA increased by CHF 1.3 billion to CHF 25.8 billion as of 30 June 2014.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.2	8.3	31.5	2.4	37.4	6.9		21.8	120.5	13.8
Advanced IRB approach	8.2	2.6	29.0	1.3	32.2	4.3		15.8	93.5	10.7
Sovereigns(2)	0.0	0.0	0.1	0.0	1.1	0.3		0.2	1.7	0.2
Banks	0.2	0.0	1.4	0.0	6.1	1.6		1.8	11.1	1.3
Corporates(2)	0.4	0.2	14.4	0.0	17.6	1.9		3.4	37.8	4.3
Retail	7.1	2.3	12.2	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.3	7.3	0.5		10.5	21.3	2.4

Standardised approach	3.9	5.7	2.5	1.1	5.3	2.5		6.0	27.0	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.0	0.7		0.2	2.1	0.2
Corporates	1.5	3.1	1.7	1.0	2.9	3.4		2.1	15.7	1.8
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.9	1.7	0.1	0.0	0.0	0.0		0.0	3.6	0.4
Other(3)	0.2	0.1	0.7	0.0	1.1	(2.2)		3.5	3.5	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	13.0		0.0	13.4	1.5

Market risk	0.0	1.0	0.0	0.0	9.2	(3.9	)(4)	6.9	13.2	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)		0.9	1.8	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	3.3	(2.1)		1.9	3.6	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.1		0.8	2.2	0.3
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.7	(1.1)		0.3	2.1	0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		1.6	1.6	0.2
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		1.6	1.9	0.2

Operational risk	10.2	15.7	1.4	1.1	21.5	9.6		23.1	82.8	9.5
of which: incremental RWA(5)	3.2	4.9	0.4	0.4	6.7	3.0		7.2	25.8	3.0

Total RWA, phase-in	22.6	25.0	33.0	3.6	68.3	25.6		51.9	229.9	26.4

Phase-out items	0.5	0.1	1.4	0.1	0.3	0.8		0.0	3.2

Total RWA, fully applied	22.1	24.8	31.5	3.5	68.0	24.8		51.9	226.7

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.5% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8		25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4		20.4	95.0	10.8
Sovereigns(2)	0.0	0.0	0.1	0.0	1.0	0.5		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	5.8	1.1		2.2	10.8	1.2
Corporates(2)	0.6	0.0	14.9	0.0	15.8	2.3		3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.4	5.8	0.5		14.2	23.6	2.7

Standardised approach	3.8	5.7	2.5	1.0	5.2	1.3		5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4		0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8		1.6	13.8	1.6
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0		0.0	3.5	0.4
Other(3)	0.2	0.1	0.6	0.0	1.7	(2.5)		3.5	3.7	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6		0.0	13.0	1.5

Market risk	0.0	1.0	0.0	0.0	7.8	(4.0	)(4)	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)		1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)		1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1		0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)		0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		3.9	4.0	0.5
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		2.8	3.0	0.3

Operational risk	9.5	15.4	1.4	1.1	20.9	9.4		23.5	81.4	9.3
of which: incremental RWA(5)	2.9	4.6	0.4	0.3	6.3	2.8		7.1	24.5	2.8

Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8		60.1	229.9	26.2

Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8		0.0	3.1

Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0		60.1	226.8

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.4% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	30.6.14 vs. 31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit Risk	0.2	0.2	(0.6)	0.0	3.8	1.1	(4.1)	0.5
Advanced IRB approach	(0.1)	0.2	(0.7)	(0.1)	3.7	(0.1)	(4.6)	(1.5)
Sovereigns	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.3	0.5	(0.4)	0.3
Corporates	(0.2)	0.2	(0.5)	0.0	1.8	(0.4)	(0.3)	0.5
Retail	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	(0.1)	1.5	0.0	(3.7)	(2.3)

Standardised approach	0.1	0.0	0.0	0.1	0.1	1.2	0.5	2.0
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.1	0.0	0.0	(0.2)	0.3	(0.1)	0.2
Corporates	0.0	(0.1)	0.0	0.1	0.9	0.6	0.5	1.9
Central counterparties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retail	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(0.6)	0.3	0.0	(0.2)

Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4

Market risk	0.0	0.0	0.0	0.0	1.4	0.1	(3.8)	(2.3)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.5	(0.4)	0.2
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	0.8	0.0	0.2	0.9
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.3
Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	0.2	(0.4)	0.1	(0.2)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(2.3)	(2.4)
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	(1.2)	(1.1)

Operational risk	0.7	0.3	0.0	0.0	0.6	0.2	(0.4)	1.4
of which: incremental RWA(5)	0.3	0.3	0.0	0.1	0.4	0.2	0.1	1.3

Total RWA, phase-in	0.8	0.4	(0.6)	0.0	5.8	1.8	(8.2)	0.0

Phase-out items	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Total RWA, fully applied	0.7	0.4	(0.7)	0.0	5.8	1.8	(8.2)	(0.1)

RWA movement, as of 30 September 2014

Credit risk

Phase-in credit risk RWA decreased by CHF 2.5 billion to CHF 118.0 billion as of 30 September 2014 compared with CHF 120.5 billion as of 30 June 2014. Credit risk RWA decreased by CHF 2.8 billion in Corporate Center – Non-core and Legacy Portfolio and by CHF 1.2 billion in the Investment Bank, partly offset by increases of CHF 1.0 billion in Retail & Corporate.

The decrease of CHF 2.8 billion in the Corporate Center – Non-core and Legacy Portfolio was mainly due to the exit of the majority of the correlation trading portfolio and the sale of certain collateralised loan obligation (CLO) bond positions.

Credit risk RWA in the Investment Bank decreased by CHF 1.2 billion, as the prior quarter included temporarily higher RWA related to aged trade settlements and originated commercial real estate loans in advance of securitisation.

The increase of CHF 1.0 billion in Retail & Corporate was mainly due to higher derivative exposures resulting from the strengthening of the U.S. dollar versus the Swiss franc and also reflecting higher RWA related to undrawn commitments, resulting in a total increase of CHF 1.1 billion in the exposures to Corporates.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA increased by CHF 1.4 billion to CHF 14.8 billion, mainly as a result of higher deferred tax assets.

Market risk

Phase-in market risk RWA increased slightly by CHF 0.3 billion to CHF 13.5 billion, mainly due to an increase of CHF 1.3 billion relating to risks-not-in-VaR, as well as an increase in the incremental risk charge (IRC) of CHF 0.6 billion, partly offset by a decrease of CHF 1.4 billion in the comprehensive risk measure (CRM), mainly as a result of the exit of the majority of the correlation trading portfolio.

Refer to the ‘Risk management and control”section of the Third Quarter 2014 Report for more information on market risk developments, including the risks-not-in-VaR. Refero to “Risk management and control” section of the UBS 2013 Form 20-F for more information on the comprehensive risk measure.

Operational risk

Phase-in operational risk RWA decreased by CHF 6.5 billion to CHF 76.3 billion as of 30 September 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 6.7 billion to CHF 19.1 billion as of 30 September 2014.

In the third quarter of 2014, the Group improved the methodology to allocate the incremental RWA, resulting from the supplemental operational risk capital analysis mutually agreed to by the Group and FINMA, to the business divisions and Corporate Center. The Group revised the allocation to better reflect litigation risks in each business division and Corporate Center. Prior to the third quarter of 2014, these incremental RWA were allocated to the business divisions and Corporate Center proportionally to the amount of allocated operational risk RWA excluding the incremental RWA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.9.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.4	8.8	32.5	3.0	36.2	6.2		19.0	118.0	13.2
Advanced IRB approach	8.4	2.9	29.7	1.5	29.5	4.6		14.1	90.6	10.1
Sovereigns(2)	0.0	0.0	0.1	0.0	1.3	0.4		0.1	1.8	0.2
Banks(2)	0.0	0.0	1.0	0.0	4.3	1.7		1.8	8.8	1.0
Corporates(2)	0.4	0.1	15.6	0.0	20.4	2.0		2.9	41.3	4.6
Retail	7.3	2.6	12.1	0.0	0.0	0.0		0.0	22.1	2.5
Other(3)	0.6	0.2	0.9	1.5	3.6	0.5		9.3	16.5	1.8

Standardised approach	4.0	5.9	2.8	1.4	6.7	1.6		4.9	27.4	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.2	0.7		0.3	2.3	0.3
Corporates	1.4	3.3	1.6	1.3	2.4	2.6		1.6	14.3	1.6
Central counterparties(2)	0.0	0.0	0.0	0.0	1.0	0.7		0.0	1.8	0.2
Retail	2.1	1.7	0.1	0.0	0.0	0.0		0.0	3.9	0.4
Other(3)	0.3	0.1	1.0	0.0	3.0	(2.4)		3.0	5.0	0.6

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	14.4		0.0	14.8	1.7

Market risk	0.0	1.0	0.0	0.0	10.3	(2.5	)(4)	4.7	13.5	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.7	(0.7)		0.6	1.9	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	3.2	(1.3)		1.1	3.5	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	2.7	0.1		0.8	3.5	0.4
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(0.6)		0.5	2.7	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		0.2	0.2	0.0
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.2	0.0		1.5	1.7	0.2

Operational risk	12.9	12.3	3.7	0.9	15.7	12.5		18.4	76.3	8.5
of which: incremental RWA(5)	5.2	1.7	2.5	0.0	1.2	6.0		2.6	19.1	2.1

Total RWA, phase-in	25.5	22.1	36.3	3.8	62.2	30.7		42.1	222.6	24.8

Phase-out items	0.4	0.2	1.4	0.1	0.2	1.1		0.0	3.4

Total RWA, fully applied	25.1	21.9	34.9	3.8	61.9	29.6		42.1	219.3

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.1% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III risk-weighted assets by risk type, exposure and reporting segment

	30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions		CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement(1)
Credit risk	12.2	8.3	31.5	2.4	37.4	6.9		21.8	120.5	13.8
Advanced IRB approach	8.2	2.6	29.0	1.3	32.2	4.3		15.8	93.5	10.7
Sovereigns(2)	0.0	0.0	0.1	0.0	1.1	0.3		0.2	1.7	0.2
Banks(2)	0.2	0.0	1.4	0.0	6.1	1.6		1.8	11.1	1.3
Corporates(2)	0.4	0.2	14.4	0.0	17.6	1.9		3.4	37.8	4.3
Retail	7.1	2.3	12.2	0.0	0.1	0.0		0.0	21.7	2.5
Other(3)	0.6	0.1	0.9	1.3	7.3	0.5		10.5	21.3	2.4

Standardised approach	3.9	5.7	2.5	1.1	5.3	2.5		6.0	27.0	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0		0.0	0.2	0.0
Banks	0.2	0.8	0.1	0.1	0.0	0.7		0.2	2.1	0.2
Corporates	1.5	3.1	1.7	1.0	2.9	3.4		2.1	15.7	1.8
Central counterparties(2)	0.0	0.0	0.0	0.0	1.2	0.7		0.1	1.9	0.2
Retail	1.9	1.7	0.1	0.0	0.0	0.0		0.0	3.6	0.4
Other(3)	0.2	0.1	0.7	0.0	1.1	(2.2)		3.5	3.5	0.4

Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	13.0		0.0	13.4	1.5

Market risk	0.0	1.0	0.0	0.0	9.2	(3.9	)(4)	6.9	13.2	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)		0.9	1.8	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	3.3	(2.1)		1.9	3.6	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.3	0.1		0.8	2.2	0.3
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.7	(1.1)		0.3	2.1	0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0		1.6	1.6	0.2
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	0.3	0.0		1.6	1.9	0.2

Operational risk	10.2	15.7	1.4	1.1	21.5	9.6		23.1	82.8	9.5
of which: incremental RWA(5)	3.2	4.9	0.4	0.4	6.7	3.0		7.2	25.8	3.0

Total RWA, phase-in	22.6	25.0	33.0	3.6	68.3	25.6		51.9	229.9	26.4

Phase-out items	0.5	0.1	1.4	0.1	0.3	0.8		0.0	3.2

Total RWA, fully applied	22.1	24.8	31.5	3.5	68.0	24.8		51.9	226.7

(1)	Calculated based on the Group’s Swiss SRB Basel III total capital requirement of 11.5% of RWA.
(2)	Includes stressed expected positive exposures.
(3)	Includes securitisation/re-securitisation exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.
(4)	Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.
(5)	Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Basel III RWA by risk type, exposure and reporting segment

	30.9.14 vs. 30.6.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit Risk	0.2	0.5	1.0	0.6	(1.2)	(0.7)	(2.8)	(2.5)
Advanced IRB approach	0.2	0.3	0.7	0.2	(2.7)	0.3	(1.7)	(2.9)
Sovereigns	0.0	0.0	0.0	0.0	0.2	0.1	(0.1)	0.1
Banks	(0.2)	0.0	(0.4)	0.0	(1.8)	0.1	0.0	(2.3)
Corporates	0.0	(0.1)	1.2	0.0	2.8	0.1	(0.5)	3.5
Retail	0.2	0.3	(0.1)	0.0	(0.1)	0.0	0.0	0.4
Other	0.0	0.1	0.0	0.2	(3.7)	0.0	(1.2)	(4.8)

Standardised approach	0.1	0.2	0.3	0.3	1.4	(0.9)	(1.1)	0.4
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.2	0.0	0.1	0.2
Corporates	(0.1)	0.2	(0.1)	0.3	(0.5)	(0.8)	(0.5)	(1.4)
Central counterparties	0.0	0.0	0.0	0.0	(0.2)	0.0	(0.1)	(0.1)
Retail	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Other	0.1	0.0	0.3	0.0	1.9	(0.2)	(0.5)	1.5

Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	1.4	0.0	1.4

Market risk	0.0	0.0	0.0	0.0	1.1	1.4	(2.2)	0.3
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	0.1	0.1	(0.3)	0.1
Stressed value-at-risk (SVaR)	0.0	(0.1)	0.0	0.0	(0.1)	0.8	(0.8)	(0.1)
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.4	0.0	0.0	1.3
Incremental risk charge (IRC)	0.0	0.1	0.0	0.0	(0.2)	0.5	0.2	0.6
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(1.4)	(1.4)
Securitisation / re-securitisation in the trading book	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)	(0.2)

Operational risk	2.7	(3.4)	2.3	(0.2)	(5.8)	2.9	(4.7)	(6.5)
of which: incremental RWA	2.0	(3.2)	2.1	(0.4)	(5.5)	3.0	(4.6)	(6.7)

Total RWA, phase-in	2.9	(2.9)	3.3	0.2	(6.1)	5.1	(9.8)	(7.3)

Phase-out items	(0.1)	0.1	0.0	0.0	(0.1)	0.3	0.0	0.2

Total RWA, fully applied	3.0	(2.9)	3.4	0.3	(6.1)	4.8	(9.8)	(7.4)

Swiss SRB leverage ratio

Requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital and loss-absorbing capital by the three-month average total adjusted exposure (“leverage ratio denominator”) which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items.

As of 31 December 2013, the effective total leverage ratio requirement was 2.06%, resulting from multiplying the total capital ratio requirement of 8.6% by 24%.

As of 31 March 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%. As of 30 June 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%. As of 30 September 2014, the effective total leverage ratio requirement was 2.6%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.0% by 24%.

As of 31 December 2013, 31 March 2014, 30 June 2014 and 30 September 2014, the Group’s CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while the Group’s high- and low-trigger loss-absorbing capital satisfied its leverage ratio requirement for the progressive buffer component.

In June 2014, FINMA opened a consultation on its new draft circular “Leverage ratio – banks”, covering the calculation rules for the leverage ratio in Switzerland. For Swiss SRB, the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to align it with Bank for International Settlements (BIS) rules issued in January 2014. This change will become effective as of 1 January 2015, with a one-year transition period under which the current Swiss SRB definition may still be used. The Group’s current expectation is that, post-optimisation, the resulting increase in the LRD will not be significant. The new FINMA circular does not define the minimum requirements for the leverage ratio.

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)					Swiss SRB leverage ratio capital
	Requirement(1)		Actual(2), (3)			Requirement(1)	Actual(2), (3)
CHF million, except where indicated	30.9.14		30.9.14	30.6.14	31.12.13	30.9.14	30.9.14	30.6.14	31.12.13

Base capital (common equity tier 1 capital)	1.0		1.0	1.0	0.8	9,521	9,521	9,471	8,634
Buffer capital (common equity tier 1 capital)	1.1	(4)	3.3	3.3	3.3	10,711	32,944	32,387	33,545
Progressive buffer (loss-absorbing capital)	0.6		1.1	1.1	0.6	5,950	10,923	10,396	5,665

Total	2.6		5.4	5.3	4.7	26,182	53,387	52,254	47,844

(1)	Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).
(2)	Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.
(3)	During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.
(4)	CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014.

Developments during 2013

The Group’s phase-in total Swiss SRB leverage ratio increased 102 basis points to 4.65% as of 31 December 2013 from 3.63% as of 31 December 2012. This increase was mainly due to a CHF 189 billion decrease in the total adjusted exposure, also known as the leverage ratio denominator, resulting in an improvement of 70 basis points to the leverage ratio. In addition, the aforementioned increases in CET1 and loss-absorbing capital contributed 32 basis points to the improvement in the leverage ratio on a phase-in basis.

The exposure reduction of CHF 189 billion mainly reflected a CHF 253 billion reduction in average on-balance sheet assets, resulting from reductions in average positive replacement values and financial investments available-for-sale, partly offset by an increase of CHF 75 billion from the combined net effect of reduced derivative and securities financing exposure netting and a lower current exposure add-on for derivative exposures. Furthermore, the adjusted exposure for off-balance sheet items and assets of entities consolidated under IFRS but not under the regulatory scope of consolidation decreased by CHF 5 billion and CHF 7 billion, respectively.

On a fully applied basis, the Group’s Swiss SRB leverage ratio increased 96 basis points to 3.39% as of 31 December 2013 from 2.43% as of 31 December 2012.

Developments during the first quarter of 2014

As of 31 March 2014, the Group’s phase-in total Swiss SRB leverage ratio was 5.0%, an increase of 0.3 percentage points compared with 31 December 2013. This increase was mainly due to a CHF 34 billion decrease in total adjusted exposure, also known as LRD, which contributed 0.2 percentage points to the improvement in the leverage ratio on a phase-in basis. In addition, the increase in low-trigger loss-absorbing capital contributed 0.1 percentage points to the improvement in the leverage ratio.

The exposure reduction of CHF 34 billion mainly reflected a CHF 29 billion reduction in average on-balance sheet asset items of which the main part related to positive replacement values, partly offset by increases in Cash and balances with central banks, Loans and Other assets. A CHF 2 billion combined net effect of reduced derivative and securities financing exposure netting and a lower current exposure add-on for derivative exposures also contributed to the exposure reduction. The decrease in LRD was mainly attributable to exposure reductions of CHF 26 billion in Corporate Center – Non-core and Legacy Portfolio.

As of 31 March 2014, the Group’s fully applied total Swiss SRB leverage ratio was 3.8%, an increase of 0.5 percentage points compared with 31 December 2013.

Developments during the second quarter of 2014

As of 30 June 2014, the Group’s fully applied total Swiss SRB leverage ratio was 4.2%, an increase of 0.4 percentage points compared with 31 March 2014. On a phase-in basis, the Group’s total Swiss SRB leverage ratio was 5.3%, an increase of 0.3 percentage points compared with 31 March 2014. Both these improvements were almost entirely due to the increase in low-trigger, loss-absorbing capital.

The leverage ratio denominator decreased by CHF 7.4 billion to CHF 986.6 billion on a phase-in basis. Average on-balance sheet assets declined by CHF 10.9 billion, primarily following reductions in positive replacement values and, to a lesser extent, in financial investments available-for-sale and collateral trading assets, partly offset by increases in lending assets and trading portfolio assets. Off-balance sheet items, consisting of loan commitments, underwriting commitments and guarantees, decreased by CHF 3.6 billion to CHF 91 billion. As a result of the reduction in on-balance sheet replacement values, both netting of derivatives exposures and the current exposure method add-on declined, resulting in a CHF 6.5 billion net increase in LRD. The decrease in the Group’s LRD was mainly attributable to exposure reductions of CHF 13.5 billion in Corporate Center – Non-core and Legacy Portfolio and CHF 5.6 billion in Corporate Center – Core Functions, partly offset by exposure increases of CHF 11.7 billion, mainly in the Investment Bank and Wealth Management.

Developments during the third quarter of 2014

As of 30 September 2014, the Group’s fully applied total Swiss SRB leverage ratio was 4.2%, unchanged from 30 June 2014. On a phase-in basis, the Group’s total Swiss SRB leverage ratio was 5.4%, an increase of 0.1 percentage points compared with 30 June 2014, mainly due to the aforementioned increases in CET1 and loss-absorbing capital, partly offset by an increase of the leverage ratio denominator (LRD). The difference in the development between the fully applied and the phase-in Swiss SRB leverage ratio mainly related to deferred tax assets recognized for tax loss carry-forwards. These are entirely reversed for the calculation of CET1 capital on a fully applied basis, but only partially on a phase-in basis.

The leverage ratio denominator increased by CHF 5.2 billion to CHF 991.7 billion on a phase-in basis. Average on-balance sheet assets increased by CHF 20.6 billion, primarily due to increases in cash and balances with central banks and, to a lesser extent, higher positive replacement values and loans which was primarily driven by the strengthening of the U.S. dollar versus the Swiss franc, partly offset by decreases in reverse repurchase agreements. Off-balance sheet items, consisting of loan commitments, underwriting commitments and guarantees, decreased by CHF 2.1 billion to CHF 88.9 billion. The current exposure method (CEM) add-on declined by CHF 12.8 billion as a result of lower notional values due to trade novation of credit derivatives during the third quarter. From a divisional perspective, the increase in the Group’s leverage ratio denominator was mainly attributable to exposure increases of CHF 9.7 billion in Corporate Center – Core Functions, CHF 5.5 billion in Wealth Management and CHF 5.2 billion across the other business divisions, partly offset by exposure reductions of CHF 15.3 billion in Corporate Center – Non-core and Legacy Portfolio.

Refer to the “Risk management and control” section of the Third Quarter 2014 Report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio.

Swiss SRB leverage ratio

CHF million, except where indicated	Average 3Q14	Average 2Q14	Average 4Q13
Total on-balance sheet assets(1)	997,814	977,185	1,017,335

Netting of securities financing transactions	(6,036)	(5,672)	(1,537)
Netting of derivative exposures	(162,052)	(162,181)	(196,992)
Current exposure method (CEM) add-on for derivative exposures	66,654	79,428	105,352
Off-balance sheet items	88,949	91,042	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	17,437	18,497	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,512	72,545	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,113	18,510	17,878
Items deducted from tier 1, phase-in (at period-end)	(12,712)	(11,735)	(10,428)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	991,730	986,577	1,027,864
Additional items deducted from tier 1, fully applied (at period-end)	(6,658)	(6,025)	(7,617)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	985,071	980,552	1,020,247

	As of
	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital (phase-in)	42,464	41,858	42,179
Loss-absorbing capital	10,923	10,396	5,665
Common equity tier 1 capital including loss-absorbing capital	53,387	52,254	47,844

Swiss SRB leverage ratio phase-in (%)	5.4	5.3	4.7

	As of
	30.9.14	30.6.14	31.12.13
Common equity tier 1 capital (fully applied)	30,047	30,590	28,908
Loss-absorbing capital	10,923	10,396	5,665
Common equity tier 1 capital including loss-absorbing capital	40,969	40,987	34,573

Swiss SRB leverage ratio fully applied (%)	4.2	4.2	3.4

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the UBS 2013 Form 20-F for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 3Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	117.1	49.9	143.9	3.5	260.1	246.2	177.2	997.8
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(1.9)	(4.0)	0.0	(6.0)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(56.6)	3.0	(108.2)	(162.1)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.4	0.0	32.8	0.0	31.2	66.7
Off-balance sheet items	9.8	8.5	21.1	0.1	44.2	0.0	5.3	88.9
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	7.7	3.8	0.0	0.3	0.0	0.0	17.4
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.1	0.9	17.3	0.1	43.9	0.0	5.3	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.5	0.2	0.1	11.1	0.9	0.3	0.0	19.1
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(12.7)		(12.7)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	134.5	58.6	166.2	14.6	279.5	232.9	105.5	991.7

Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.7)		(6.7)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	134.5	58.6	166.2	14.6	279.5	226.2	105.5	985.1

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the UBS 2013 Form 20-F for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 2Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	111.7	46.4	142.9	3.4	245.3	238.2	189.3	977.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.9)	(3.7)	0.0	(5.7)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(40.7)	(0.0)	(121.3)	(162.2)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.1	0.0	31.5	0.0	45.6	79.4
Off-balance sheet items	9.9	9.8	21.0	0.0	43.1	0.0	7.2	91.0
of which: commitments and guarantees – unconditionally cancellable (10%)	5.7	8.7	3.9	0.0	0.2	0.0	0.0	18.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.3	1.2	17.1	0.0	42.9	0.0	7.1	72.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.3	0.2	0.0	10.7	0.9	0.3	0.0	18.5
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(11.7)		(11.7)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	129.0	56.5	164.8	14.2	278.2	223.2	120.8	986.6

Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.0)		(6.0)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	129.0	56.5	164.8	14.2	278.2	217.1	120.8	980.6

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the UBS 2013 Form 20-F for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 1Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	109.0	45.1	142.6	3.6	242.9	243.6	201.4	988.1
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(3.4)	0.0	(5.5)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(46.1)	0.0	(130.9)	(177.3)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.0	0.0	31.3	0.0	54.6	88.1
Off-balance sheet items	9.2	10.7	20.7	0.0	44.7	0.0	9.2	94.6
of which: commitments and guarantees – unconditionally cancellable (10%)	5.3	10.0	4.0	0.0	0.3	0.0	0.0	19.6
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.8	0.7	16.7	0.0	44.4	0.0	9.2	75.0
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.2	0.2	0.1	10.1	0.9	0.3	0.0	17.7
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(11.8)		(11.8)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	125.4	56.0	164.2	13.7	271.7	228.8	134.3	994.0

Additional items deducted from Swiss SRB Basel III tier 1, fully applied (at period-end)						(6.1)		(6.1)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	125.4	56.0	164.2	13.7	271.7	222.7	134.3	987.9

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the UBS 2013 Form 20-F for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by reporting segment

	Average 4Q13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets(1)	104.9	45.3	142.8	4.0	245.9	245.1	229.4	1,017.3
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(49.0)	0.0	(147.6)	(197.0)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(10.4)		(10.4)

Total adjusted exposure (“leverage ratio denominator”), phase-in(2)	122.1	57.2	164.7	14.0	275.3	234.5	160.0	1,027.9

Additional items deducted from Swiss SRB Basel III tier 1, phase-in (at period-end)						(7.6)		(7.6)

Total adjusted exposure (“leverage ratio denominator”), fully applied(2)	122.1	57.2	164.7	14.0	275.3	226.9	160.0	1,020.2

(1)	Represent assets recognised on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of the Group’s Annual Report 2013 for more information on the regulatory scope of consolidation.
(2)	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Equity attribution framework

The equity attribution framework reflects the Group’s objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables the Group to integrate Group-wide capital management activities with those at a business division level and to calculate and assess for each business division the return on attributed equity (“RoAE”), a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

Tangible equity is attributed to the Group’s business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

RWA and leverage ratio denominator usage are converted to their CET1 equivalents based on capital ratios as targeted by industry peers. Risk-based capital (“RBC”) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, the Group allocates equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount the Group believes is required to maintain a strong capital base and to support its businesses adequately, and can differ from the Group’s actual equity during a given period. More information about risk-based capital can be found in the section headed “Risk management and control” on pages 150-215 (inclusive) of the UBS 2013 Form 20-F, which is incorporated herein by reference.

Developments during 2013

Average total equity attributed to the business divisions and Corporate Center was CHF 43.5 billion in 2013, a decrease from CHF 50.8 billion for 2012. This reduction was due to decreases in RWA, the leverage ratio denominator and RBC as a result of the accelerated implementation of the Group’s strategy announced in October 2012. Average attributed equity also decreased for all business divisions as a result of methodology refinements. From 1 January 2013, equity associated with goodwill and intangible assets that arose from the PaineWebber acquisition is attributed to the Corporate Center. Furthermore, attributed equity for the business divisions decreased because a number of centrally managed risks that are included in RBC have been moved from the business divisions to the Corporate Center. This change took effect in the third quarter of 2013, together with the implementation of the abovementioned RBC conversion to a CET1-equivalent measure. These changes contributed to an overall increase in average attributed equity for Corporate Center – Core Functions in 2013. Furthermore, as of 1 January 2014, equity required to underpin certain Basel III capital deduction items that are relevant from 2014 are allocated to Group items within Corporate Center – Core Functions.

Average equity attributable to UBS shareholders decreased to CHF 47.2 billion in 2013 from CHF 48.7 billion in 2012. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to positive CHF 3.7 billion in 2013 from negative CHF 2.1 billion in 2012, with the 2013 difference mainly resulting from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (“RoE”) for the Group increased to positive 6.7% in 2013 from negative 5.1% in the prior year due to an increase in net profit attributable to UBS shareholders, coupled with a decrease in average equity attributable to UBS shareholders. For 2013, the RoE of the Group was lower than the average of the RoAE of the business divisions because of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Average attributed equity

	For the year ended
CHF billion	31.12.13	31.12.12
Wealth Management	3.5	4.0
Wealth Management Americas	2.8	6.2
Retail & Corporate	4.1	4.5
Global Asset Management	1.8	2.2
Investment Bank	8.0	10.9
Corporate Center	23.3	23.1
of which: Core Functions	12.5	6.6
of which: Group items(1)	8.6	3.6
of which: Non-core and Legacy Portfolio	10.8	16.5

Average equity attributed to the business divisions and Corporate Center	43.5	50.8

Difference	3.7	(2.1)

Average equity attributable to UBS shareholders	47.2	48.7

(1)	Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that the Group has targeted above a 10% common equity tier 1 ratio. Additionally, this includes attributed equity for PaineWebber goodwill and intangible assets as well as attributed equity for centrally held risk-based capital items.

Return on attributed equity (RoAE) and return on equity (RoE)(1)

	For the year ended
In %	31.12.13	31.12.12
Wealth Management	64.2	60.9
Wealth Management Americas	30.9	9.7
Retail & Corporate	35.6	40.6
Global Asset Management	32.0	25.9
Investment Bank	28.7	2.4
Corporate Center – Core Functions	(14.8)	(56.2)
Corporate Center – Non-core and Legacy Portfolio	(21.4)	(22.8)

Group	6.7	(5.1)

(1)	Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for the Group.

Developments during first quarter of 2014

Average total equity attributed to the business divisions and Corporate Center was CHF 41.2 billion in the first quarter of 2014, an increase of CHF 0.4 billion compared with the prior quarter. This increase was largely due to higher attributed equity in Retail & Corporate, which increased to CHF 4.2 billion from CHF 3.8 billion mainly as a result of higher projected RWA related to the additional capital requirement for Swiss residential mortgage loans. Attributed equity in Group items within Corporate Center – Core Functions increased largely due to the first-time inclusion of equity required to underpin certain Basel III capital deduction items that are relevant from the beginning of the first quarter 2014. Attributed equity in Corporate Center – Non-core and Legacy Portfolio decreased mainly due to the exercise of the SNB StabFund option in the fourth quarter of 2013 as well as lower projected resource consumption in the first quarter of 2014. Attributed equity for all business divisions was also affected by the use of a higher industry-standard capital ratio for the conversion of the leverage ratio denominator exposure to its CET1 equivalent.

Average equity attributable to UBS shareholders increased to CHF 48.5 billion in the first quarter of 2014 from CHF 47.7 billion in the fourth quarter of 2013. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 7.3 billion in the first quarter of 2014 from CHF 6.9 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (“RoE”) for the Group increased to 8.7% in the first quarter of 2014 from 7.7% in the fourth quarter of 2013 due to an increase in net profit attributable to UBS shareholders, partly offset by an increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Developments during second quarter of 2014

Average total equity attributed to the business divisions and Corporate Center was CHF 39.7 billion in the second quarter of 2014, a decrease of CHF 1.5 billion compared with the prior quarter. This decrease was largely due to lower attributed equity in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. Attributed equity in the Investment Bank decreased by CHF 0.5 billion to CHF 7.4 billion reflecting projected decreases in all three tangible attributed equity drivers (RWA, LRD and RBC). Corporate Center – Non-core and Legacy Portfolio attributed equity decreased by CHF 0.9 billion to CHF 5.1 billion due to lower projected resource consumption, mainly related to RWA.

Average equity attributable to UBS shareholders increased to CHF 49.3 billion in the second quarter from CHF 48.5 billion in the first quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 9.6 billion in the second quarter from CHF 7.3 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group decreased to 6.4% in the second quarter of 2014 from 8.7% in the first quarter due to a decrease in net profit attributable to UBS shareholders in addition to a slight increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Developments during third quarter of 2014

Average total equity attributed to the business divisions and Corporate Center was CHF 39.5 billion in the third quarter of 2014, a decrease of CHF 0.2 billion compared with the prior quarter. This decrease was primarily due to lower attributed equity in Corporate Center – Non-core and Legacy Portfolio, reflecting further reductions in projected consumption, mainly related to RWA and the leverage ratio denominator.

Average equity attributable to UBS shareholders increased to CHF 50.2 billion in the third quarter from CHF 49.3 billion in the second quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 10.7 billion in the third quarter from CHF 9.6 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group decreased to 6.1% in the third quarter of 2014 from 6.4% in the second quarter largely due to a decrease in net profit attributable to UBS shareholders. The RoE of the Group for the first nine months of 2014 was lower than the average of the pre-tax RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Wealth Management	3.4	3.4	3.3	3.4	3.5
Wealth Management Americas	2.7	2.6	2.6	2.7	2.8
Retail & Corporate	4.1	4.1	3.9	4.1	4.2
Global Asset Management	1.7	1.7	1.8	1.7	1.8
Investment Bank	7.4	7.4	8.0	7.6	8.1
Corporate Center	20.2	20.5	23.4	20.7	24.0
of which: Core Functions	15.6	15.4	13.7	15.4	12.1
of which: Group items(1)	11.3	11.1	9.4	11.2	8.3
of which: Non-core and Legacy Portfolio	4.6	5.1	9.7	5.2	11.9

Average equity attributed to the business divisions and Corporate Center	39.5	39.7	43.0	40.1	44.4

Difference	10.7	9.6	4.2

Average equity attributable to UBS shareholders	50.2	49.3	47.2

(1)	Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that the Group has targeted above a 10% common equity tier 1 ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity(1)

	For the quarter ended			Year-to-date
In %	30.9.14	30.6.14	30.9.13	30.9.14	30.9.13
Wealth Management	83.2	41.8	67.3	65.9	67.0
Wealth Management Americas	35.0	32.5	31.1	34.5	29.9
Retail & Corporate	41.6	34.5	41.2	37.6	35.7
Global Asset Management	36.2	24.7	26.2	29.9	32.4
Investment Bank	(69.4)	31.3	12.6	(4.9)	33.0
Corporate Center – Core Functions	(4.9)	0.6	(14.0)	(2.9)	(14.2)
Corporate Center – Non-core and Legacy Portfolio	(52.4)	(32.3)	(28.6)	(31.6)	(21.0)

Group	6.1	6.4	4.9	7.1	6.4

(1)	Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for the Group.

14.	Amendments to Section A: Historical Financial Information of the Group of Part VI: Historical Financial Information of the Original Prospectus

14.1	The sub-section headed “Interim Financial Information” of Section A: Historical Financial Information of the Group in Part VI: Historical Financial Information on page 164 of the Original Prospectus is deleted and replaced by the following:

Interim Financial Information

Reference is also made to UBS’s First Quarter Report 2014, Second Quarter 2014 Report and Third Quarter 2014 Report, which contain information on the financial condition and the results of operation of the Group as of and for the three months ended 31 March 2014, the six months ended 30 June 2014 and the nine months ended 30 September 2014, respectively. The interim financial statements are not audited.

14.2	The sub-section headed “Incorporation by Reference” of Section A: Historical Financial Information of the Group in Part VI: Historical Financial Information on page 164 of the Original Prospectus is deleted and replaced by the following:

Incorporation by Reference

The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter Report 2014, the Second Quarter 2014 Report and the Third Quarter 2014 Report are incorporated in and taken to form an integral part of this Prospectus.

A full checklist of the documents incorporated by reference herein can be found in the section headed “Documents Incorporated by Reference” in this Prospectus.

15.	Amendments to the “Austria” Section of Part VII: Taxation of the Original Prospectus

The section headed “Austria” of Part VII: Taxation on pages 177 through 182 of the Original Prospectus is deleted and replaced by the following:

Austria

This section is based on current Austrian tax law and what is understood to be the current tax practice as at the date of this prospectus, both of which are subject to change, possibly with retroactive effect. The section generally addresses private shareholders, unless explicitly stated otherwise.

Shareholders or prospective shareholders are recommended to seek the advice of professional advisers in relation to their taxation obligations.

Tax Considerations within the Context of the Exchange Offer

Individual Income Tax

The exchange of shares is generally considered an act of disposition as well as acquisition resulting in the realisation of taxable capital gains, provided that the fair market value of the shares given exceeds their acquisition costs (book value). An exemption from the realisation of hidden reserves through the exchange of shares may apply only if the transaction falls within the scope of the Austrian Reorganisation Tax Act (Umgründungssteuergesetz) and is effected at book values. However, even if the exchange offer were to be considered a contribution (Einbringung) of qualifying capital shares pursuant to Art III of the Austrian Reorganisation Tax Act, the book values must not be maintained due to the receiving entity (UBS Group) being a non-EU entity and the exchanged shares have to be stepped up to their fair market value thereby realising any hidden reserves. Such realised capital gains are deemed investment income subject to the 25% flat tax (as described below). The exchange of UBS Shares against UBS Group Shares under this transaction may therefore result in the realisation of taxable capital gains based on the difference between the acquisition costs and the fair value of the exchanged UBS Shares.

UBS Shares that have been acquired before 1 January 2011 may however be disposed of, including exchanged for new UBS Group Shares, tax-free due to a grandfathering rule, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during the 5 years prior to the disposal.

Even if the exchange of UBS Shares for UBS Group Shares does not fall within the scope of the Austrian Reorganisation Tax Act for the reasons described above, no Austrian withholding tax obligations arise in case the share exchange is considered a transaction comparable to the types of transactions generally covered by the Austrian Reorganisation Tax Act. In line with the Austrian Income Tax Regulations representatives of the Austrian Federal Ministry of Finance have explicitly stated their view informally that the exchange of UBS Shares for UBS Group Shares fulfils this comparability test. As a consequence of this qualification of the share exchange, no withholding taxation has to be imposed upon the share exchange; instead the shareholders have to declare their realized capital gains, if any, in a tax return for the year in which the share exchange takes place. For withholding tax purposes, the UBS Group Shares received upon the exchange in the same securities account in which the UBS Shares were held have to be booked with the acquisition costs of the UBS Shares in that securities account and, in that context, generally take over the tax law attributes of the UBS Shares (i.e. if the UBS Shares exchange for UBS Group Shares fell within the scope of the described grandfathering rule, the new UBS Group Shares will, for withholding tax purposes, also fall within that scope). Only if the share exchange did not qualify as a transaction comparable to transactions covered by the Austrian Reorganisation Tax Act, which appears unlikely in view of the Ministry’s informal statements, withholding tax on capital gains at a rate of 25% would fall due. According to a bilateral treaty between Austria and Switzerland on the cooperation in the area of taxes and financial markets (“Withholding Tax Treaty”), effective since 1 January 2013, withholding taxes may have to be deducted with respect to Austrian shareholders by Swiss paying agents. However, a confirmation of the Swiss Federal Tax Administration states that the exchange of UBS Shares for UBS Group Shares will not result in any withholding tax obligation under the Withholding Tax Treaty.

The above-mentioned tax exemption under Austrian law (the Austrian grandfathering rule) for shares acquired before 1 January 2011 has to be taken into account.

Corporate Income Tax

The exchange of UBS Shares for UBS Group Shares within the context of the exchange offer is subject to the general Austrian corporate income tax at a rate of 25%. Tax-exempt are only shares falling within the Austrian international participation exemption that covers however only holdings of at least 10% of the share capital.

Stamp Duties

No stamp duties are levied on the transfer of shares in Austria.

Within the Context of a SESTA Squeeze-Out or a Squeeze-out Merger

Individual Income Tax

The compensation for the cancellation of shares pursuant to a SESTA squeeze-out or within a merger constitutes a taxable capital gain subject to the 25% tax on investment income assessed on the difference between the compensation and the acquisition costs. UBS Shares that have been acquired before 1 January 2011 may however be disposed of tax-free, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during 5 years before disposal. For shares held in an Austrian or Swiss securities account the taxation, if any, will be imposed by way of withholding; if no withholding taxation is imposed, the shareholders have to declare the respective investment income in their income tax returns.

Corporate Income Tax

The compensation for the cancellation of shares pursuant to a SESTA squeeze-out or within a merger constitutes a taxable capital gain subject to the general corporate income tax rate of 25%.

Stamp Duties

No stamp duties are levied on the transfer of shares in Austria.

Tax Considerations Regarding the Holding and Dividend Distribution of UBS Group Shares by Austrian Residents

General

Individuals resident in Austria are subject to Austrian income tax (Einkommensteuer) on their worldwide income (unlimited tax liability). Individuals are considered Austrian tax residents if they have either a domicile (Wohnsitz) or their habitual place of abode (gewöhnlicher Aufenthalt) in Austria. Corporations resident in Austria are subject to Austrian corporate income tax (Körperschaftsteuer) on their worldwide income (unlimited tax liability). Corporations are considered resident in Austria if either their place of effective management (Ort der Geschäftsleitung) is in Austria or if they have their legal seat (Sitz) in Austria. Non-resident individuals or corporations are subject to Austrian corporate income tax only on income from certain Austrian sources (limited tax liability), e.g., if the shares were held through an Austrian business.

Both, in case of unlimited and limited tax liability, Austria’s right to tax may be restricted or reduced by applicable double tax treaties, i.e., with respect to the UBS Shares or UBS Group Shares by the double tax treaty between Austria and Switzerland.

Except for Austrian withholding taxes that have to be withheld at source, it is the responsibility of the relevant shareholder to comply with Austrian tax laws, in particular, to file an annual tax return. Please note however that withholding taxes deducted by a Swiss paying agent under the Withholding Tax Treaty, as defined above, are treated as Austrian withholding taxes (and basically also no tax return is required; see below).

As described in the section Taxation of Dividends below, dividends received on UBS Group Shares may be subject to Swiss withholding tax. The rate of Swiss withholding tax, if any, on dividends and similar distributions may be reduced generally under the convention between Switzerland and Austria for the avoidance of double taxation with respect to taxes on income and on capital (“double tax treaty”) in respect of Austrian residents, who are entitled to claim a reduction to 15% source tax. The admitted amount of withholding tax may be credited to their (corporate) income tax liability in Austria, whereas the exceeding amount may be reclaimed.

Taxation of Dividends

Individuals

Generally, dividends constitute income from capital assets (Einkünfte aus Kapitalvermögen) and are, as such, taxed under a special regime at the flat tax rate of 25%. Expenses and costs (Aufwendungen und Ausgaben) that are directly economically connected with the dividend payment or the shares are not tax-deductible.

If dividends are paid out by an Austrian bank or a domestic branch of a foreign bank (“Austrian paying agent”), 25% Austrian withholding tax has to be deducted by the bank as a withholding agent. The Austrian paying agent may withhold less than 25%, since it may credit any actually paid foreign withholding tax up to 15% of the respective dividends. Distributions paid from the company’s capital contribution (“Qualifying Reserves”) account are not taxed as dividends and may, if the sum of such distributions exceeds the acquisition costs of the shareholder, lead to taxable capital gains. Expenses and costs that are directly economically connected with the shares are not tax-deductible.

For resident individuals, the dividend withholding tax constitutes final taxation (Endbesteuerungswirkung) irrespectively whether they are held as business or non-business assets; no further Austrian income tax will be payable in this respect and the dividends do not have to be included in such resident individual’s annual income tax return (Einkommensteuererklärung).

Besides, under the Withholding Tax Treaty, a Swiss paying agent has to deduct withholding tax at a rate of 25% on investment income from capital assets (including capital gains and dividends deriving from the UBS Group shares or UBS Shares) that are held on account by an Austrian resident individual, or, under specific circumstances, on behalf of an Austrian-resident beneficial owner. The tax withheld by the Swiss paying agent – like the Austrian withholding tax – has the effect of final taxation and releases the investor from the corresponding Austrian income tax liability. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant income to the Austrian tax authorities.

If an Austrian resident shareholder does not receive the dividends through an Austrian or a Swiss paying agent (or has opted for disclosure), the resident individual has to declare his dividend income in the annual income tax return; the special tax rate of 25% equally applies.

If the 25% flat income tax rate is higher than the resident shareholder’s personal income tax rate, the shareholder may opt to have the dividends taxed at the personal income tax rate; whether such option is beneficial has to be determined on an individual basis.

Under the double tax treaty, Switzerland may also levy taxes on dividends paid on the shares to Austrian tax residents. Those Swiss taxes may, however, not exceed 15% of the gross amount of the dividends. Any exceeding withholding tax will be refunded upon request (which can be filed by the Swiss paying agent pursuant to the Withholding Tax Treaty). Any taxes paid for (or by) an Austrian resident individual in Switzerland up to the amount of 15% can be credited against the individual’s income tax liability in Austria or the 25% withholding tax under the tax treaty. The described treatment does, however, not apply if the shares are held in a permanent establishment (Betriebsstätte) in Switzerland.

Corporations

Dividends paid on the shares to Austrian corporate shareholders are generally subject to the general corporate income tax of 25%; any source tax of up to 15% may be credited. Exempt from corporate income tax in Austria are dividends under the national participation exemption, in particular dividends from a foreign company, provided that the company is comparable to an Austrian corporation and is subject to a corporate income tax (or a comparable tax) in its state of residence, the applicable tax rate amounting to at least 15%.

If the shares are held by corporate shareholders through an Austrian custodian agent, the bank will deduct the 25% Austrian withholding tax, unless the shareholder files a declaration of exemption (Befreiungserklärung) with the Austrian bank. Any deducted withholding tax will be refunded (or credited against the corporate shareholder’s tax liability).

Expenses and costs that are directly economically connected with dividends paid on the shares are not tax-deductible, unless the exception for the deduction of interest expenses for debt financed participations applies.

As described above with respect to individuals, Switzerland may also levy taxes on dividends paid on the shares to Austrian corporations; the admissible rate under the double tax treaty amounting to 15% of the gross amount of the dividends (with the exception of holdings of at least 20%, for which no source tax is permitted). Any exceeding withholding tax will be refunded upon request. Any taxes paid up to the amount of 15% can be credited against the corporation’s corporate income tax liability in Austria. The described treatment does, however, not apply if the shares are held in a permanent establishment (Betriebsstätte) in Switzerland.

Partnerships

If the shares are held by an Austrian partnership which is in principle considered as transparent for tax purposes, i.e. the profit of the partnership will be attributed to the various partners, the tax treatment of dividends distributed by the company to the partnership depends on the tax status of the respective partner. For certain corporate shareholders such as, e.g., pension funds, special tax rules may apply.

Taxation of Capital Gains

Individuals

Shares held as Non-Business Assets

Generally income arising with respect to the shares in the form of realised capital gains (Einkünfte aus realisierten Wertsteigerungen) qualifies as ‘investment income’ (Einkünfte aus Kapitalvermögen) and is, as such, taxed under a special regime at a flat 25% tax rate. Realised capital gains are the difference between (a) the amount realised (e.g., the sale proceeds, the redemption or other pay-off amount, or the fair market value in case of a deemed realisation) and (b) the acquisition costs. If distributions from the company’s capital contribution account exceed a shareholder’s acquisition costs, the excess would also be taxed as capital gains. The capital gains with respect to an exchange of shares are computed as the difference between the fair market value of the exchanged shares and their acquisition costs.

For shares held as non-business assets, the acquisition costs do not include ancillary acquisition costs (Anschaffungsnebenkosten). An average price is determined regarding shares not acquired at the same time, but held in the same securities account with the same securities identification number. Expenses and costs that are directly economically connected with investment income are not tax-deductible.

Capital gains are not only taxed upon an actual disposition or redemption of the shares, but also upon a deemed realisation, particularly upon giving up the residency status in Austria (i.e. move abroad, unless in case of final taxation if the Austrian custodian is notified), or upon withdrawals (Entnahmen) and other transfers of shares from one securities account to another one. In both cases, exemptions are available upon request, regarding the loss of the residency status if the shareholder moves to an EU Member State (deferral of tax) and regarding withdrawals and other transfers from a securities account if an information procedure is fulfilled.

UBS Shares that have been acquired before 1 January 2011 may however be disposed of tax-free, provided that the shareholder’s participation in the nominal capital has not attained 1% on 31 March 2012 and during 5 years before disposal.

If shares are held by the shareholders through a securities account with an Austrian bank or with a domestic branch of a foreign bank (inländische depotführende Stelle, “Austrian custodian agent”), or, in specific cases, if only an Austrian paying agent (inländische auszahlende Stelle) is involved in the realisation and the paying out of capital gains, 25% withholding tax is to be deducted by the Austrian custodian or paying agent. The 25% withholding tax generally results in final income taxation, unless the actual acquisition costs have not been evidenced; an option to have the income assessed at the progressive income tax rate exists (in particular relevant for shareholders whose regular personal income tax rate is lower than 25%). If no withholding tax is imposed (e.g., because the shares are held through a foreign paying agent), the investment income arising from the shares has to be included in the shareholder’s income tax return in accordance with the law and will generally be subject to the special 25% flat tax.

Losses from shares held as private assets may only offset other investment income (excluding, inter alia, interest income from bank deposits and other claims against banks) and cannot offset any other income. Mandatory loss-offsetting rules to be handled by Austrian custodians apply. A carry-forward of losses is not possible in this context.

Besides, under the Withholding Tax Treaty, a Swiss paying agent has to deduct withholding tax at a rate of 25% on investment income from capital assets (including capital gains) that are held on account by an Austrian resident individual, or, under specific circumstances, on behalf of an Austrian-resident beneficial owner. The tax withheld by the Swiss paying agent has the effect of final taxation and releases the investor from the corresponding Austrian income tax liability, provided that the Austrian withholding tax would have the same effect under domestic law (see above). Capital gains are calculated as a difference between proceeds and acquisition costs; specific rules apply regarding the determination of acquisition costs. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant income to the Austrian tax authorities. Even though this is not explicitly provided for in the tax treaty, capital gains derived from shares acquired before 1 January 2011 should be treated tax-neutrally as under Austrian domestic law.

Shares held as Business Assets

Generally, the same rules as described in the previous heading apply regarding shares that are held as business assets by tax residents who are individuals. The most important differences are the following:

•	Realised capital gains, contrary to dividends, have to be included in the annual tax return, since the 25% withholding tax, also imposed in the context of shares held as business assets if an Austrian custodian is involved, does not have the effect of final taxation.

•	Write-downs and realised losses regarding the shares held as business assets may be offset with positive income from realised capital gains of such financial assets, income from derivatives and with income from appreciations in value of such assets in the first place; 50% of the remaining losses may be offset against other income or carried forward. The custodian agent does not implement the offsetting of losses (as mentioned above) with respect to deposit accounts that are not privately held; instead losses are taken into account upon assessment.

•	The acquisition costs of shares held as business assets may also include ancillary costs incurred upon the acquisition.

It is noted that expenses and costs directly economically connected with investment income are also not tax-deductible in case the shares are held as business assets.

Corporations

Capital gains derived from a disposition of the shares by corporate shareholders are subject to corporate income tax at the general corporate income tax rate of 25%, unless the international participation exemption applies (minimum holding period one year, minimum percentage of participation 10%, no low taxation of the company, no opting-out of the exemption).

If the corporate shareholders hold shares through a securities account with an Austrian bank (“Austrian custodian agent”), the bank as withholding agent will deduct the 25% Austrian withholding tax. Corporate shareholders holding the shares as business assets and deriving capital gains from the disposition of shares may avoid the application of such withholding tax by filing a declaration of exemption (Befreiungserklärung) with the Austrian withholding tax agent.

Losses can be taken into account in the course of the annual tax assessment. If no declaration of exemption is submitted, the retained withholding tax can be charged towards the corporate tax debt or (the exceeding amount) may be refunded.

Inheritance and Gift Tax

The Austrian inheritance and gift tax (Erbschafts- und Schenkungssteuer) was abolished in 2008. However, certain gift notification obligations may apply in case gratuitous transfers of assets exceed specific thresholds.

The gratuitous transfer of assets to (Austrian or foreign) private law foundations and comparable legal estates is subject to foundation tax (Stiftungseingangssteuer) pursuant to the Austrian Foundation Tax Act (Stiftungseingangssteuergesetz). Such tax is triggered if the transferor and/or the foundation at the time of transfer have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. The tax basis is the fair market value of the assets transferred minus any debts, calculated at the time of transfer. The tax rate is in general 2.5%, with a higher rate of 25% applying in special cases.

Other Taxes

No Austrian stock exchange transfer tax, value added tax or stamp duty will be levied on the purchase, sale or other disposition (including the exchange) of the shares.

16.	Amendments to Paragraph 10 “Material contracts” of Part IX: Additional Information of the Original Prospectus

Paragraph 10.2 “Non-Prosecution Agreement” of Part IX: Additional Information on page 218 of the Original Prospectus is deleted and replaced by the following:

10.2.	Non-Prosecution Agreement

In December 2012, UBS entered into a non-prosecution agreement with the U.S. Department of Justice and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. Under the non-prosecution agreement, UBS entered into in connection with the LIBOR matter, UBS has agreed, among other things, that, for two years from 18 December 2012, the Group will not commit any U.S. crime, and the Group will advise the DOJ of all potentially criminal conduct by the Group or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. UBS is also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement. In connection with discussions of a possible resolution of investigations relating to the Group’s foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015.

Further information in relation to the matters referred to above, the non-prosecution agreement and the related investigations is set out in paragraph 12 below, in particular in the introductory section and in subsection 12.8, and in the risk factor headed “Material legal and regulatory risks arise in the conduct of the Group’s business” in the “Risk Factors” section of this Prospectus.

17.	Amendments to Paragraph 12 “Litigation, regulatory and similar matters” of Part IX: Additional Information of the Original Prospectus

Paragraph 12 “Litigation, regulatory and similar matters” of Part IX: Additional Information on pages 222 through 233 of the Original Prospectus is deleted and replaced by the following:

12.	Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this section may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognised even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, UBS states that it has established a provision, and for the other matters it makes no such statement. When UBS makes this statement and it expects disclosure of the amount of a provision to prejudice seriously its position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, UBS does not disclose that amount. In some cases UBS is subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which UBS does not state whether it has established a provision, either (a) it has not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) it has established a provision but expects disclosure of that fact to prejudice seriously its position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which UBS has established provisions, UBS is able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which it is able to estimate expected timing is immaterial relative to its current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a to the unaudited consolidated financial statements included in the Third Quarter 2014 Report. It is not practicable to provide an aggregate estimate of liability for UBS’s litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, it can confirm that it believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (the “NPA”) described in paragraph 12.8 of this Part IX: “Additional Information”, which UBS entered into with the US Department of Justice, Criminal Division, Fraud Section (the “DOJ”) in connection with UBS’s submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (“LIBOR”), may be terminated by the DOJ if the Group commits any U.S. crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 12.8 of this Part IX: “Additional Information” for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorisations, and may permit financial market utilities to limit, suspend or terminate its participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorisations or participations could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining UBS’s capital requirements. Information concerning UBS’s capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the Third Quarter 2014 Report.

Provisions for litigation, regulatory and similar matters by segment(1)(2)

CHF million	WM	WMA	R&C	Gl AM	IB	CC – CF	CC – NcLP	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622

Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

Increase in provisions recognised in the income statement	16	58	0	0	1,688	1	93	1,856
Release of provisions recognised in the income statement	(2)	(11)	0	0	0	(28)	0	(40)
Provisions used in conformity with designated purpose	(335)	(9)	(44)	0	(1)	0	(26)	(415)
Reclassifications	0	0	0	0	(2)	0	0	(2)
Foreign currency translation / unwind of discount	3	12	0	1	1	4	69	91

Balance as of 30 September 2014	192	182	93	37	1,712	296	959	3,469

(1)	WM = Wealth Management; WMA = Wealth Management Americas; R&C = Retail & Corporate; Gl AM = Global Asset Management; IB = Investment Bank; CC–CF = Corporate Center – Core Functions; CC-NcLP = Non-core and Legacy Portfolio.
(2)	Provisions, if any, for the matters described in (a) paragraph 12.4 of this section are recorded in Wealth Management, (b) paragraph 12.7 of this section are recorded in Wealth Management Americas, (c) paragraphs 12.11 and 12.12 of this section are recorded in the Investment Bank, (d) paragraphs 12.3 and 12.10 of this section are recorded in Corporate Center – Core Functions and (e) paragraphs 12.2 and 12.6 of this section are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in paragraphs 12.1 and 12.9 of this section are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in paragraph 12.5 of this section are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in paragraph 12.8 of this section are allocated between the Investment Bank and Corporate Center – Core Functions.

Besides the proceedings specified below under 12.1 through 12.13, no governmental, legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on UBS Group’s and/or the Group’s financial position or profitability, are or have been pending during the last twelve months until the date of this document, nor is UBS Group or UBS aware that any such governmental, legal or arbitration proceedings are threatened.

12.1     Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the U.S. cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (mise en examen) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (témoin assisté) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorised persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (caution) of EUR 1.1 billion. UBS appealed the determination of the bail amount. In September 2014, the appeal court (Cour d’Appel) upheld the initial determination of the bail amount, and UBS subsequently posted the bail amount. UBS has further appealed the determination of the bail amount to the French Supreme Court (Cour de Cassation) and intends to challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which is under appeal but has been paid.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning certain matters relating to the past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which the Group has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that the Group has recognised.

12.2     Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, UBS was a substantial issuer and underwriter of U.S. residential mortgage-backed securities (“RMBS”) and was a purchaser and seller of U.S. residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitisation trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totalled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of U.S. residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in U.S. residential mortgage loans during the period in which it was active from 2006 to 2008, and securitised less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitisation trust and made representations and warranties about those loans (“UBS-sponsored RMBS”). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitisations in which UBS acted as underwriter (“third-party RMBS”).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase U.S. residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitisation trust. UBS has been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarises repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 21 October 2014. In the table, repurchase demands characterised as “Demands resolved in litigation” and “Demands rescinded by counterparty” are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans(1)

USD million	2006- 2008	2009	2010	2011	2012	2013	2014, through 21 October	Total
Resolved demands
Actual or agreed loan repurchases / make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403

Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2				3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801

Total	122	205	368	1,084	1,404	618	332	4,132

(1)	Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “option adjustable-rate mortgage” (“Option ARMs”) loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which UBS would be required to repurchase loans due to misrepresentations, UBS would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. UBS estimates that, of the total original principal balance of loans sold or securitised by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

UBS cannot reliably estimate the level of future repurchase demands, and does not know whether its rebuttals of such demands will be a good predictor of future rates of rebuttal. UBS also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (“Trustee Suit”) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitisations (the “Transactions”) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (“Assured Guaranty”), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three

Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (“RFC”) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitised by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitisation of whole loans purchased from UBS. Damages are unspecified.

UBS also has tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, UBS’s balance sheet at 30 September 2014 reflected a provision of USD 905 million with respect to matters described in this paragraph 12.2. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the U.S. Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (“NYAG)” relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) (who is working in conjunction with the U.S. Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. UBS is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million
Balance as of 31 December 2013	807

Balance as of 30 June 2014	817

Increase in provision recognised in the income statement	104
Release of provision recognised in the income statement	0
Provision used in conformity with designated purpose	(17)

Balance as of 30 September 2014	905

12.3	Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the U.S. securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (“ERISA”) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty. In September 2014, the trial court dismissed the remaining claims. Plaintiffs have filed a notice of appeal.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS and certain of its current and former officers relating to the unauthorised trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any U.S. exchange, or where title passed within the U.S., during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

12.4	Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (“BMIS”) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the FINMA and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the U.S., the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the U.S. Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

12.5	Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organisational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which could only become effective after all appeals were exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. UBS AG and UBS Limited have settled all civil disputes with the Regions of Tuscany, Lombardy, Lazio and Calabria and the City of Florence without any admission of liability.

12.6	Kommunale Wasserwerke Leipzig GmbH (“KWL”)

In 2006, KWL entered into a single-tranche collateralised debt obligation/credit default swap (“STCDO/CDS”) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (“LBBW”) and Depfa Bank plc (“Depfa”). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded in July 2014. A decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favour in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.7	Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 900 million. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans and whose allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial adviser, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (“OCFI”) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement UBS will contribute USD 3.5 million to an investor education fund and will offer USD 1.68 million in restitution to certain investors.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (“System”) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (“UBS PR”) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS Puerto Rico senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

UBS’s balance sheet at 30 September 2014 reflected provisions with respect to matters described in this paragraph 12.7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that UBS has recognised.

12.8	Foreign exchange, LIBOR and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes UBS’s precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including the FINMA, the Swiss Competition Commission (“WEKO”), the DOJ, the U.S. Commodity Futures Trading Commission (“CFTC”), the Federal Reserve Board, the U.K. Financial Conduct Authority (“FCA”) (to which certain responsibilities of the U.K. Financial Services Authority (“FSA”) have passed), the U.K. Serious Fraud Office (“SFO”) and the Hong Kong Monetary Authority (“HKMA”). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to UBS’s foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. UBS is not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in U.S. federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (“MAS”), the HKMA, the FINMA, the various state attorneys general in the U.S., and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on its own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, the FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement –including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to the FINMA. UBS Securities Japan Co. Ltd. (“UBSSJ”) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). UBS has ongoing obligations to cooperate with authorities with which it has reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, UBS has agreed, among other things, that for two years from 18 December 2012 UBS will not commit any U.S. crime, and it will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (“ASIC”) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, the ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and agreed to pay a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the Commission.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (“Bureau”) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where it has conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to its continuing cooperation. However, the conditional leniency and conditional immunity grants UBS has received do not bar government agencies from asserting other claims and imposing sanctions against UBS, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, UBS is eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under U.S. law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to UBS satisfying the DOJ and the court presiding over the civil litigation of its cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against UBS.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to U.S. dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to U.S. dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the U.S. Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain U.S. dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (“CEA”) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaints allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006, through January 2014, in violation of U.S. antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, UBS’s balance sheet at 30 September 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.9	Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

The FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

UBS’s balance sheet at 30 September 2014 reflected a provision with respect to matters described in this paragraph 12.9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which UBS has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that UBS has recognised.

12.10	Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (“Pactual”) by UBS to BTG Investments, LP (“BTG”), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortisation in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being or will be challenged in administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favour of the taxpayer, Pactual, in connection with a profit sharing plan assessment relating to an afiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favour of the tax authority with respect to the goodwill amortisation assessment. UBS is awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations, and for which UBS established provisions, were submitted for settlement through amnesty programmes announced by the Brazilian government.

12.11	Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (“CDS”) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (“ISDA”). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. UBS submitted its response to the Statement of Objections in January 2014 and presented its position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the U.S. Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolise the market for CDS trading in the U.S. in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendant’s motions to dismiss the complaint.

12.12	Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (“ATS”, also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favoured high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014, in which UBS is no longer named as a defendant.

12.13	Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (“UBSFS”) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS also has been named in numerous individual civil suits and customer arbitrations, a small number of which were pending as of 30 September 2014. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

18.	Amendments to Paragraph 13 “Significant change” of Part IX: Additional Information of the Original Prospectus

Paragraph 13 “Significant change” of Part IX: Additional Information on page 233 of the Original Prospectus is deleted and replaced by the following:

13.	Significant change

13.1	There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation.

13.2	There has been no significant change in the financial or trading position of the Group since 30 September 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.

19.	Amendments to Paragraph 16 “Documents available for inspection” of Part IX: Additional Information of the Original Prospectus

Paragraph 16 “Documents available for inspection” of Part IX: Additional Information on page 233 of the Original Prospectus is deleted and replaced by the following:

16.	Documents available for inspection

Copies of the following documents shall be maintained in printed format, for free distribution, at the offices of UBS Group for the life of this Prospectus. In addition, the annual and quarterly reports of the Group are published on UBS’s corporate website, at www.ubs.com/investors or a successor address. The articles of association of UBS are also available on UBS’s Corporate Governance website, at www.ubs.com/governance:

(a)	the Articles of UBS Group in German together with an English translation;

(b)	the articles of association of UBS in German together with an English translation;

(c)	the Organization Regulations of UBS in German together with an English translation;

(d)	the report from Ernst & Young set out in Section B of Part VI: “Historical Financial Information”;

(e)	the UBS 2013 Form 20-F;

(f)	the UBS 2012 Form 20-F;

(g)	the UBS 2011 Form 20-F;

(h)	the First Quarter 2014 Report;

(i)	the Second Quarter 2014 Report;

(j)	the Third Quarter 2014 Report;

(k)	the letter of consent from Ernst & Young referred to in paragraph 14 above; and

(l)	this Prospectus.

20.	Amendments to Annex A to the Original Prospectus

20.1	The first paragraph of Annex A on page A-1 of the Original Prospectus is deleted and replaced by the following:

The “Key Figures” section of this Annex A has been derived from the annual and interim financial statements of the Group and from Group accounting records as specified therein. Unless otherwise indicated in italics, all other information set out in this Annex A has been selected and extracted without adjustment from relevant portions of the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus. Information included in this Annex A in italics has not been so extracted, but has been included herein for purposes of meeting the requirements of Annex 1, item 9 of the EU Prospectus Regulation applicable to this Prospectus, or otherwise to indicate where further information can be found in the respective document incorporated herein by reference. Prospective investors should read this Prospectus and the documents incorporated herein by reference in their entirety before making any investment decision in relation to the exchange offer.

20.2	The Key figures, Income statement data and balance sheet data tables on pages A-1 through A-4 of Annex A to the Original Prospectus are deleted and replaced by the following:

Key Figures

	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	21,281	21,425	27,732		25,423		27,788
Operating expenses	19,224	18,602	24,461		27,216		22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.68	0.59	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.8	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	90.3	86.7	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	15.7	—	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.7	3.6	3.4	*	3.2	*	2.4	*

Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.7	11.9	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.4	4.2	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.3	7.6	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.4	11.5	11.4	*	12.0	*	13.7	*

Resources
Total assets	1,049,258	1,049,101	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	50,824	47,403	48,002		45,949		48,530

Common equity tier 1 capital (fully applied)(7)	30,047	26,019	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	42,464	38,963	42,179		40,032	*	—
Risk-weighted assets (fully applied)(7)	219,296	218,926	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	222,648	222,306	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	19.1	17.5	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.7	14.3	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	24.9	21.8	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	3.0	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	985,071	1,055,956	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	991,730	1,063,294	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion)(14)	2,640	2,339	2,390		2,230		2,088
Market capitalisation	64,047	71,066	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.54	12.58	12.74	*	12.26	*	12.95	*

Key Figures

	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Tangible book value per share (CHF)	11.78	10.89	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,336,002	3,841,428,598	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	90,688,181	74,161,825	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,292	60,635	60,205	*	62,628	*	64,820	*
Americas	21,166	21,436	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,905	20,161	20,037	*	20,833	*	21,746	*
Asia Pacific	7,405	7,127	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,205	10,137	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,471	5,695	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,568	4,286	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	166	156	153	*	167	*	162	*
Switzerland	21,516	21,936	21,720	*	22,378	*	23,188	*

*	unaudited
(1)	Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3)	Operating expenses / operating income before credit loss (expense) or recovery.
(4)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.
(5)	Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.
(6)	Common equity tier 1 capital / risk-weighted assets.
(7)	Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro-forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.
(8)	Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).
(9)	Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.
(10)	Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.
(11)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Third Quarter 2014 Report.
(12)	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.
(13)	Information only reported on an annual basis.
(14)	Group invested assets includes invested assets for Retail & Corporate.

Income statement data

	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	9,880	10,172	13,137		15,968	17,969
Interest expense	(5,192)	(5,932)	(7,351)		(9,990)	(11,143)
Net interest income	4,688	4,240	5,786		5,978	6,826
Credit loss (expense)/recovery	(18)	(35)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	4,670	4,204	5,736		5,860	6,742
Net fee and commission income	12,680	12,190	16,287		15,396	15,236
Net trading income	3,404	4,526	5,130		3,526	4,343
Other income	526	505	580		641	1,467
Total operating income	21,281	21,425	27,732		25,423	27,788
Total operating expenses	19,224	18,602	24,461		27,216	22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)	5,307
Tax expense/(benefit)	(665)	361	(110)		461	901
Net profit/(loss)	2,722	2,462	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	3	5		5	268
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)	4,138

Cost/income ratio (%)	90.3	86.7	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.69	0.60	0.84		(0.66)	1.10
Diluted earnings per share	0.68	0.59	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

Rates of return (%)
Return on equity attributable to UBS shareholders	7.1	6.4	6.7	*	(5.1)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2)*	0.3	*

*	unaudited.
(1)	Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2)	Information only reported on an annual basis.

Balance sheet data

	As of 30 September	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	1,049,258	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	108,745	80,879		66,383	40,638
Due from banks	17,041	17,170		21,220	23,218
Cash collateral on securities borrowed	26,020	27,496		37,372	58,763
Reverse repurchase agreements	68,050	91,563		130,941	213,501
Trading portfolio assets	130,413	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,322	42,449		44,698	39,936
Positive replacement values	247,580	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	31,171	28,271	*(1)	30,413	41,322
Loans	310,262	286,959		279,901	266,604
Financial investments available-for-sale	55,956	59,525		66,230	53,174
Other assets	24,301	20,228		17,244	15,492

Liabilities
Due to banks	11,796	12,862		23,024	30,201
Cash collateral on securities lent	9,241	9,491		9,203	8,136
Repurchase agreements	13,991	13,811		38,557	102,429
Trading portfolio liabilities	28,434	26,609		34,247	39,480
Negative replacement values	244,029	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	42,403	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	70,725	69,901		91,901	88,982
Due to customers	401,786	390,825		373,459	342,409
Debt issued	98,917	81,586		104,837	140,617
Other liabilities	70,293	62,777		66,523	69,633
Equity attributable to UBS shareholders	50,824	48,002		45,949	48,530

*	unaudited.
(1)	On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

20.3	The information derived from the Second Quarter 2014 Report in Section B: Regulatory Developments of Annex A on pages A-13 through A-17 of the Original Prospectus is deleted and replaced by the following:

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Third Quarter 2014 Report pp. 8-10

Regulatory and legal developments and financial reporting and accounting changes

Regulatory and legal developments

Creation of a group holding company

On 29 September 2014, we commenced a share-for-share exchange offer in order to create a group holding company, UBS Group AG. UBS Group AG is offering its shares on a one-for-one basis in exchange for all of the outstanding ordinary shares of UBS AG through an offer under Swiss law open to holders of UBS shares generally and a separate exchange offer open to holders of UBS shares located in the US. The offers are on substantially identical terms and have the same conditions. Upon completion of the offer, UBS Group AG will become the holding company for UBS and its subsidiaries and will be listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

The exchange offer is subject to certain conditions, including that at least 90% of outstanding shares are tendered and regulatory approvals and consents are obtained. Following completion of the offer, we expect that UBS Group AG will squeeze out any untendered UBS AG shares either through a proceeding under the

Swiss Act on Stock Exchanges and Securities Trading or through a squeeze-out merger under Swiss law, depending on the level of ownership achieved in the exchange offer. The squeeze-out phase of the transaction could take several additional months.

Establishment of a group holding company is intended, along with other measures we have announced, to substantially improve the resolvability of UBS in response to Swiss and other key jurisdictions’ “too-big-to-fail” (TBTF) requirements. We anticipate that these measures will allow UBS to qualify for a reduction in the progressive buffer capital requirements applicable to UBS as a systemically relevant bank. This would result in lower overall capital requirements for UBS.

Following completion of the exchange offer and the squeeze-out, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of UBS Group AG.

Purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer is expected to cause a triggering event resulting in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, we expect to attribute further net profit to preferred noteholders of up to approximately CHF 80 million due to the exchange offer in the fourth quarter of 2014.

g Refer to the “Regulatory and legal developments” and “Regulation and supervision” sections of the UBS 2013 Form 20-F for more information on Swiss TBTF requirements.

g Refer to “Swiss SRB Basel III capital framework” in the “Capital management” section of the Third Quarter 2014 Report for more information on our capital requirements.

New banking subsidiary in Switzerland

We continued to progress our plan to transfer our Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division into UBS Switzerland AG. We have filed an application for a banking license in Switzerland and expect to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

BCBS consults on Basel III Pillar 3 disclosure requirements

In June 2014, the Basel Committee on Banking Supervision published a Review of the Pillar 3 disclosure requirements for consultation. The consultation period ended on 10 October 2014. The consultation paper proposes a comprehensive revision of the current Pillar 3 disclosure requirements that would become effective in 2016. The proposed changes aim to enhance comparability across banks by ensuring greater consistency in the disclosure of risk exposures. The proposal would require extensive disclosures, many of which will be required to be in a prescribed format.

Swiss Federal Council presents the Financial Market Infrastructure Act to the Swiss Parliament

In September 2014, the Swiss Federal Council submitted the Financial Market Infrastructure Act (FMIA) to the Swiss parliament, where it will be scheduled for debate. The FMIA would make substantial changes to the regulation of financial market infrastructure in Switzerland and would implement the G20 commitments on OTC derivatives in Switzerland, including: (i) mandating clearing via a central counterparty, (ii) transaction reporting to a trade repository, (iii) risk mitigation measures and (iv) mandatory trading of derivatives on a stock exchange or another trading facility once this has also been introduced in partner states. FMIA would also (i) introduce new licensing requirements for stock exchanges, multilateral trading facilities, central counterparties, central depositaries, trade repositories and payment systems, (ii) impose transparency requirements for multilateral and organized trading facilities and (iii) establish a basis for regulating high-frequency trading, should this be deemed necessary. FMIA is intended to make Swiss regulation of OTC derivatives equivalent to the European Market Infrastructure Regulation and to achieve compliance with international standards. It will allow Swiss companies to benefit from intra-group exemptions and provide a level playing field with EU peers. Without such exemptions, costly clearing and margin requirements would apply.

OECD releases full version of the global standard for automatic exchange of information in tax matters

The new Standard for Automatic Exchange of Financial Account Information in Tax Matters was developed in response to a G20 request and approved by the Organization for Economic Cooperation and Development (OECD) Council in July 2014. It provides the requirements for an annual automatic exchange of financial account information among governments. This information is reported by financial institutions to governments and includes interest, dividends, and sales proceeds from financial assets related to accounts held by individuals and entities, including trusts and foundations. The new standard contains confidentiality and data protection rules and provisions for secure data transmission. The G20 Finance Ministers endorsed this standard and provided further guidance on the implementation at their meeting in September 2014 and agreed to begin exchanging information automatically by 2017 or by the end of 2018. Final endorsement of the Common Reporting Standard is expected at the G20 Summit in Brisbane in November 2014. More than 65 countries and jurisdictions, including Switzerland, have committed to its implementation, while more than 40 countries, not including Switzerland, have committed to a specific timetable leading to the first automatic information exchanges in September 2017. UBS is in the process of assessing the appropriate course of action to comply with the new standard.

UK regulator publishes new rules on supervising international banks

In February 2014, the UK Prudential Regulation Authority (PRA) consulted on its approach to supervising international banks, with particular focus on the supervision of UK branches of non-European Economic Area (EEA) banks (“non-EEA branches”). In September 2014, the PRA published a Policy Statement and Supervisory Statement setting out its final approach. In summary, the PRA’s approach, which applies to both new and existing branches, is centered on an assessment of (i) the equivalence of the home state’s supervision of the whole firm, (ii) the branch’s UK activities, and (iii) the level of assurance the PRA gains from the home state supervisor (HSS) over resolution. Where the PRA is satisfied on these matters, it will also need to have a clear and agreed division of prudential supervisory responsibilities with the HSS. Where the PRA is not satisfied, it will consider the most appropriate course of action, which could include refusing authorization of a new branch or cancelling authorization of an existing branch (requiring the non-EEA firm to exit the UK market or to establish a UK subsidiary). For existing non-EEA branches, the PRA will focus its supervision on understanding whether the branch undertakes critical economic functions and on working with the HSS to gain adequate assurance that these functions could be resolved in line with the PRA’s objectives.

The PRA policy is applicable to UBS Limited and UBS AG London Branch and could have implications for the business and the legal structure of UBS’s UK operations. However, additional guidance from the PRA will be required to more accurately assess the effect on UBS.

US Federal Deposit Insurance Corporation and Federal Reserve comment letters on resolution plans

The Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve provided feedback on the 2013 resolution plans of first-wave filers, (11 large and complex banking organizations including UBS that initially filed resolution plans in 2012). The reviews identified some general shortcomings that will need to be addressed in their 2015 submissions, including assumptions that the agencies regard as unrealistic or inadequately supported, and the failure to make changes in firm structure and practices that would enhance the prospects for orderly resolution. The agencies also indicated that the first-wave filers must make significant progress in addressing the agencies’ concerns before they file their 2015 resolution plans, or the agencies intend to exercise their authority to determine that the plan does not satisfy the requirements of the Dodd-Frank Act. If a first-wave filer is unable to address the regulators’ concerns, the agencies have the authority to take a number of actions, including imposing more stringent capital, leverage, liquidity or other requirements, restricting its US activities or the growth of its US operations, or requiring it to divest assets and operations that affect its resolvability.

US regulators issue final rules on liquidity coverage ratio and supplementary leverage ratio rules

The Federal Reserve Board, the FDIC, and the Office of the Comptroller of the Currency (OCC) issued a rule imposing a liquidity coverage ratio on large banks. Under the final rule, a large bank will be required to continuously maintain enough high-quality liquid assets to cover 100% of its total net cash outflows over a 30-day period of financial stress. The rule will apply to foreign banks that have US bank holding company subsidiaries and similar requirements are expected for foreign banks that do not have a US bank holding company, such as UBS.

Separately, the Federal Reserve, the FDIC, and the OCC issued a final supplementary leverage ratio (SLR) rule for banks that are subject to advanced approaches risk-based capital rules. This SLR rule revises the definition of the denominator of the SLR to be in line with the set of Basel Committee on Banking Supervision rules issued in January 2014. Certain public disclosures required by this final rule must be made starting in the first quarter of 2015 and the respective minimum SLR requirement is effective from 1 January 2018.

Financial reporting changes

Fair value measurements – funding valuation adjustments

In the third quarter of 2014, we incorporated funding valuation adjustments (FVA) into our fair value measurements, as announced in our Annual Report 2013 and second quarter 2014 report. This resulted in a net loss of CHF 267 million in the third quarter, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate. FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price curve. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA was implemented in response to growing evidence that market participants incorporate funding valuation adjustments in the fair value measurement of uncollateralized and partially collateralized derivatives and was implemented on a prospective basis as a change in accounting estimate. Notably, we expect that our exposure to uncollateralized and partially collateralized derivatives will continue to reduce as we implement our strategy.

g Refer to “Note 10d Valuation adjustments” of the Third Quarter 2014 Report for more information.

Changes to internal funding and fund transfer pricing methodology

Effective July 2014, we changed our fund transfer pricing methodology for the divisions Wealth Management and Retail & Corporate. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivizing a balanced funding position from a currency and tenor perspective. The new methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with UBS’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two divisions in response to the evolving regulatory liquidity and funding landscape. The change in fund transfer pricing methodology in Wealth Management and Retail & Corporate falls under the governance of Group Treasury.

g Refer to the “Treasury management” section of the UBS 2013 Form 20-F for more information on the internal funding and funds transfer pricing.

Client shifts and referrals between Retail & Corporate and Wealth Management

In the third quarter of 2014, we implemented a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management, consistent with our strategy of collaboration across our various businesses. Under this framework, a fee is paid from one business division to the other for the overall net volume of client shifts and referrals. Clients are mostly shifted from Retail & Corporate to Wealth Management when they reach a certain level of wealth following our objective to develop our client relationships.

Investment bank – Fixed Income Exchange-Traded Derivatives

During the third quarter of 2014, we transferred the fixed income exchange-traded derivatives execution team from our equities business into our foreign exchange, rates and credit (FRC) business within the Investment Bank’s Investor Client Service business unit. The change is intended to facilitate the build-out of our FRC execution services platform. Prior period operating income numbers for equities and FRC have been restated accordingly. The transfer had no impact on total operating income for either Investor Client Services or the overall Investment Bank.

20.4	The information extracted from the Second Quarter 2014 Report in Section E: Financial and Operating performance of Annex A on pages A-39 through A-64 of the Original Prospectus is deleted and replaced by the following:

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Third Quarter 2014 Report pp. 11-22

Group performance

Income statement

	Year-to-date
CHF million	30.9.14	30.9.13
Net interest income	4,688	4,240
Credit loss (expense)/recovery	(18)	(35)

Net interest income after credit loss expense	4,670	4,204
Net fee and commission income	12,680	12,190
Net trading income	3,404	4,526
of which: net trading income excluding own credit	3,183	4,715
of which: own credit on financial liabilities designated at fair value	221	(189)
Other income	526	505

Total operating income	21,281	21,425

Personnel expenses	11,548	11,522
General and administrative expenses	7,018	6,424
Depreciation and impairment of property and equipment	598	595
Amortization and impairment of intangible assets	60	61

Total operating expenses	19,224	18,602

Operating profit/(loss) before tax	2,057	2,823
Tax expense/(benefit)	(665)	361
Net profit/(loss)	2,722	2,462

Net profit/(loss) attributable to preferred noteholders	111	204
Net profit/(loss) attributable to non-controlling interests	2	3

Net profit/(loss) attributable to UBS shareholders	2,609	2,255

Comprehensive income
Total comprehensive income	3,877	2,158

Total comprehensive income attributable to preferred noteholders	179	572
Total comprehensive income attributable to non-controlling interests	5	2
Total comprehensive income attributable to UBS shareholders	3,693	1,585

Adjusted results1, 2

	Year-to-date 30.9.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,896	5,124	2,828	1,405	6,410	78	(460)	21,281
of which: own credit on financial liabilities designated at fair value[4]						221		221
of which: gains on sales of real estate						24		24
of which: gain from the partial sale of our investment in Markit					43			43
of which: impairment of a financial investment available-for-sale					(48)			(48)

Operating income (adjusted)	5,896	5,124	2,828	1,405	6,415	(167)	(460)	21,041

Operating expenses as reported	4,216	4,435	1,662	1,024	6,690	419	779	19,224
of which: personnel-related restructuring charges[5]	52	16	26	7	113	9	12	234
of which: other restructuring charges[5]	85	17	22	5	89	13	5	236
of which: credit related to changes to a retiree benefit plan in the US	0	(3)	0	(8)	(19)	0	(3)	(33)

Operating expenses (adjusted)	4,078	4,405	1,614	1,020	6,508	397	765	18,788

Operating profit/(loss) before tax as reported	1,681	689	1,166	381	(280)	(341)	(1,239)	2,057

Operating profit/(loss) before tax (adjusted)	1,819	719	1,214	385	(93)	(564)	(1,225)	2,253

	Year-to-date 30.9.13
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,703	4,869	2,825	1,453	6,740	(643)	477	21,425
of which: own credit on financial liabilities designated at fair value[4]						(189)		(189)
of which: gains on sales of real estate						227		227
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31

Operating income (adjusted)	5,703	4,869	2,825	1,419	6,685	(538)	450	21,414

Operating expenses as reported	3,927	4,241	1,700	1,007	4,737	647	2,343	18,602
of which: personnel-related restructuring charges[5]	58	10	14	8	(4)	4	26	116
of which: other restructuring charges[5]	79	23	29	21	124	(3)	185	458

Operating expenses (adjusted)	3,790	4,208	1,657	978	4,616	646	2,132	18,028

Operating profit/(loss) before tax as reported	1,776	628	1,126	446	2,003	(1,290)	(1,866)	2,823

Operating profit/(loss) before tax (adjusted)	1,913	661	1,169	441	2,069	(1,184)	(1,682)	3,386

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.
2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
3	Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.
4	Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Third Quarter 2014 Report for more information.
5	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for more information.
6	Reflects a foreign currency translation loss.

Net interest and trading income

	Year-to-date
CHF million	30.9.14	30.9.13
Net interest and trading income
Net interest income	4,688	4,240
Net trading income	3,404	4,526

Total net interest and trading income	8,093	8,765

Wealth Management	2,079	2,171
Wealth Management Americas	995	983
Retail & Corporate	1,881	1,857
Global Asset Management	(4)	5
Investment Bank	3,536	4,061
of which: Corporate Client Solutions	807	862
of which: Investor Client Services	2,728	3,199
Corporate Center	(394)	(312)
of which: Core Functions	122	(732)
of which: own credit on financial liabilities designated at fair value	221	(189)
of which: Non-core and Legacy Portfolio	(517)	420

Total net interest and trading income	8,093	8,765

Credit loss (expense)/recovery

	Year-to-date
CHF million	30.9.14	30.9.13
Wealth Management	3	(11)

Wealth Management Americas	14	(19)

Retail & Corporate	(29)	(1)

Investment Bank	(6)	3

Corporate Center	0	(7)
of which: Non-core and Legacy Portfolio	0	(7)

Total	(18)	(35)

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.9.14	30.9.13	30.9.14	30.9.13	30.9.14	30.9.13
Net interest income	569	517	256	264	563	531
Recurring net fee income	978	891	1,110	960	140	127
Transaction-based income	479	406	409	399	267	262
Other income	5	23	6	6	20	36

Income	2,031	1,837	1,780	1,629	991	956

Credit loss (expense)/recovery	0	0	(1)	(19)	(33)	2

Total operating income	2,031	1,837	1,779	1,610	958	958

Operating expenses

	Year-to-Date
CHF million	30.9.14	30.9.13
Personnel expenses (adjusted)[1]
Salaries	4,510	4,713
Total variable compensation	2,584	2,451
of which: relating to current year[2]	2,012	1,800
of which: relating to prior years[3]	572	651
Wealth Management Americas: Financial advisor compensation[4]	2,465	2,362
Other personnel expenses[5]	1,789	1,880

Total personnel expenses (adjusted)[1]	11,347	11,406

Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	2,284	1,622
Other non-personnel expenses[6]	5,157	5,000

Total non-personnel expenses (adjusted)[1]	7,440	6,622

Adjusting items	436	574
of which: personnel-related restructuring charges	234	116
of which: other restructuring charges	236	458
of which: credit related to changes to a retiree benefit plan in the US	(33)

Total operating expenses as reported	19,224	18,602

1	Excluding adjusting items.
2	Includes expenses relating to performance awards and other variable compensation for the respective performance year.
3	Consists of amortization of prior years’ awards relating to performance awards and other variable compensation
4	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.
5	Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of the Third Quarter 2014 Report for more information.
6	Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

Net new money

	Year-to-date
CHF billion	30.9.14	30.9.13
Wealth Management	31.4	30.1

Wealth Management Americas	4.3	13.2

Global Asset Management	19.8	(12.5)

of which: excluding money market flows	28.4	(0.2)
of which: money market flows	(8.7)	(12.4)

Invested assets

	As of		% change from
CHF billion	30.9.14	30.9.13	30.9.13
Wealth Management	966	871	11

Wealth Management Americas	970	831	17

Global Asset Management	648	580	12
of which: excluding money market funds	588	512	15
of which: money market funds	60	69	(13)

Personnel by business division and Corporate Center

	As of		% change from
Full-time equivalents	30.9.14	30.9.13	30.9.13
Wealth Management	16,751	16,369	2

Wealth Management Americas	16,257	16,328	0

Retail & Corporate	9,194	9,568	(4)

Global Asset Management	3,803	3,747	1

Investment Bank	11,881	11,877	0

Corporate Center	2,407	2,747	(12)
of which: Core Functions	916	1,139	(20)
of which: Non-core and Legacy Portfolio	1,491	1,608	(7)

Total	60,292	60,635	(1)
of which: Corporate Center personnel (before allocations)[1]	23,465	24,088	(3)

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example, due to adjustments following organizational changes).

Personnel by region

	As of		% change from
Full-time equivalents	30.9.14	30.9.13	30.9.13
Americas	21,166	21,436	(1)
of which: USA	19,905	20,161	(1)
Asia Pacific	7,405	7,127	4
Europe, Middle East and Africa	10,205	10,137	1
of which: UK	5,471	5,695	(4)
of which: Rest of Europe	4,568	4,286	7
of which: Middle East and Africa	166	156	6
Switzerland	21,516	21,936	(2)

Total	60,292	60,635	(1)

Results: 9M14 vs 9M13

Net profit attributable to UBS shareholders was CHF 2,609 million in the first nine months of 2014 compared with CHF 2,255 million in the prior-year period. Operating profit before tax was CHF 2,057 million compared with CHF 2,823 million.

For the first nine months of 2014, adjusting items were an own credit gain of CHF 221 million, gains on sales of real estate of CHF 24 million, a gain of CHF 43 million from the partial sale of our investment in Markit, a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, net restructuring charges of CHF 469 million and a credit of CHF 33 million related to changes to a retiree benefit plan in the US. For the same period in 2013, adjusting items were an own credit loss of CHF 189 million, gains on sales of real estate of CHF 227 million, a net loss related to the buyback of debt in a public tender offer of CHF 92 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 574 million.

On an adjusted basis, profit before tax decreased by CHF 1,133 million to CHF 2,253 million, due to an increase of CHF 760 million in operating expenses and a decline of CHF 373 million in operating income.

Adjusted net interest and trading income declined by CHF 1,055 million to CHF 7,872 million, largely in Corporate Center – Non-core and Legacy Portfolio, the Investment Bank and, to a lesser extent, in Wealth Management, partly offset by an increase in Corporate Center – Core Functions. Net interest and trading income in Wealth Management declined by CHF 92 million, mainly due to lower foreign exchange and precious metals-related trading revenues. Investment Bank net interest and trading revenues declined by CHF 525 million. Investor Client Services net interest and trading income decreased by CHF 471 million, primarily as equities derivatives revenues declined across all regions, mainly as a result of lower client activity levels, volatility levels and trading revenues. Foreign exchange, rates and credit revenues also decreased, with lower revenues across most products as client activity and volatility levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. Corporate Client Solutions net interest and trading income declined by CHF 55 million, largely due to lower equity capital markets revenues, which in the first nine months of 2013 included revenues from a large private transaction, as well as lower revenues in financing solutions, partly offset by higher debt capital markets and risk management revenues. Non-core and Legacy Portfolio net interest and trading income decreased by CHF 937 million and included a loss of CHF 252 million upon the implementation of FVA and a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. The prior-year period included a gain of CHF 428 million from the revaluation of our option to acquire the SNB StabFund’s equity and also benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy. In Corporate Center – Core Functions, adjusted net interest and trading revenues were CHF 471 million higher, mainly due to gains of CHF 119 million from cross-currency basis swaps which are held as economic hedges compared with a loss of CHF 117 million in the first nine months of 2013, as well as a gain of CHF 48 million related to our macro cash flow hedges compared with a loss of CHF 143 million in the first nine months of 2013.

Net fee and commission income increased by CHF 490 million to CHF 12,680 million, largely due to higher portfolio management and advisory fees in our wealth management businesses and as equity underwriting fees increased by CHF 138 million, mainly in the Investment Bank. These increases were partly offset by lower investment fund fees and lower net brokerage fees.

Adjusted other income increased by CHF 175 million to CHF 507 million, mainly reflecting increased revenues related to investments in associates.

Adjusted operating expenses increased by CHF 760 million to CHF 18,788 million, mainly as net charges for provisions for litigations, regulatory and similar matters increased by CHF 662 million. Non-personnel expenses excluding net charges for provisions for litigation, regulatory and similar matters increased by CHF 157 million, largely due to higher costs for outsourcing of information technology and other services, as well as higher professional fees, while the first nine months of 2013 included a charge of CHF 106 million in relation to the Swiss-UK tax agreement. This was partly offset by a decline of CHF 59 million in personnel expenses, reflecting lower salary and pension costs, partly offset by higher variable compensation and higher financial advisor compensation in Wealth Management Americas.

g Refer to the “Regulatory and legal developments” section of the UBS 2013 Form 20-F for more information on the charge related to the Swiss-UK tax agreement.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Third Quarter 2014 Report p. 19

Tax: 3Q14 vs 2Q14

We recognized a net income tax benefit of CHF 1,317 million for the third quarter of 2014, compared with a net tax expense of CHF 314 million in the second quarter. The net tax benefit included a net increase in recognized deferred tax assets of CHF 1,420 million, mainly relating to the US, and reflecting updated profit forecasts for the Group. The net increase in recognized deferred tax assets was affected by our reassessment of our approach for taking forecasted future profit into account for these purposes. Based on the performance of our businesses, we have extended the forecast period for taxable profits to six years from five. In addition, we consider other factors in evaluating the recoverability of our deferred tax assets, including the remaining tax loss carry-forward period, and our confidence level in assessing the probability of taxable profit beyond the current outlook period. The tax benefit associated with the net upward deferred tax asset revaluation was partially offset by net tax expenses of CHF 103 million in respect of taxable profits of branches and subsidiaries.

The second quarter net income tax expense of CHF 314 million primarily reflected the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter.

In the fourth quarter of 2014, we expect to recognize a further net upward revaluation of deferred tax assets of approximately CHF 400 million. For 2015, we are currently forecasting a tax rate in the range of 20% to 25%, excluding the effects on the tax rate from any reassessment of deferred tax assets, which is expected in the second half of the year.

Total comprehensive income attributable to UBS shareholders: 3Q14 vs 2Q14

Total comprehensive income attributable to UBS shareholders was CHF 1,046 million compared with CHF 1,183 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 762 million compared with CHF 792 million. Other comprehensive income (OCI) attributable to UBS shareholders was CHF 283 million compared with CHF 390 million.

In the third quarter, OCI included foreign currency translation gains of CHF 1,195 million (net of tax), primarily related to the significant strengthening of the US dollar against the Swiss franc, compared with gains of CHF 87 million in the prior quarter. OCI associated with financial investments available-for-sale was positive CHF 15 million (net of tax) compared with CHF 16 million in the prior quarter.

These OCI gains were partly offset by negative OCI on defined benefit plans of CHF 889 million (net of tax) compared with positive CHF 26 million in the prior quarter. A pre-tax loss of CHF 956 million was recorded for the Swiss pension plan, primarily due to an increase in the defined benefit obligation resulting from a significant decrease in the applicable discount rate, which is linked to the returns on Swiss AA-rated corporate bonds, partly offset by an increase in the fair value of the underlying plan assets. Net pretax OCI on non-Swiss pension plans was negative CHF 141 million. Furthermore, OCI related to cash flow hedges was negative CHF 38 million (net of tax) compared with positive CHF 262 million in the prior quarter.

g Refer to the “Statement of comprehensive income” in the “Financial information” section of the Third Quarter 2014 Report for more information.

g Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Second Quarter 2014 Report pp. 19-20

Tax: 2Q14 vs 1Q14

We recognized a net income tax expense of CHF 314 million for the second quarter of 2014 compared with a net income tax expense of CHF 339 million in the prior quarter. The second quarter net income tax expense included a deferred tax expense of CHF 195 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net income tax expenses of CHF 119 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland.

The first quarter net income tax expense of CHF 339 million primarily reflected the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter.

In 2014, we expect the full year effective tax rate to be in the range of 20% to 25%, excluding any impact from deferred tax asset reassessments. Consistent with past practice, we expect to revalue our deferred tax assets in the second half of 2014 based upon a reassessment of future profitability, taking into account updated business plan forecasts. The full year effective tax rate could change significantly as a result of this reassessment.

g Refer to “Note 8 Income taxes” in the “Financial information” section of the Second Quarter 2014 Report for more information.

Total comprehensive income attributable to UBS shareholders: 2Q14 vs 1Q14

Total comprehensive income attributable to UBS shareholders was CHF 1,183 million compared with CHF 1,465 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 792 million compared with CHF 1,054 million. Other comprehensive income (OCI) attributable to UBS shareholders was CHF 390 million compared with CHF 411 million.

In the second quarter, OCI included gains from cash flow hedges of CHF 262 million (net of tax) compared with CHF 210 million in the prior quarter, mainly reflecting decreases in long-term interest rates across all major currencies.

Foreign currency translation gains amounted to CHF 87 million (net of tax), primarily related to a strengthening of the US dollar against the Swiss franc, compared with losses of CHF 174 million in the prior quarter.

OCI on defined benefit plans (net of tax) was CHF 26 million compared with CHF 344 million in the prior quarter. A pre-tax gain of CHF 143 million was recorded for the Swiss pension plan, which was primarily due to an increase in the fair value of the underlying plan assets, partly offset by an increase in the defined benefit obligation resulting from a decrease in the applicable discount rate. Net pre-tax OCI on non-Swiss pension plans was negative CHF 95 million.

OCI associated with financial investments available-for-sale was CHF 16 million (net of tax) compared with CHF 31 million in the prior quarter, mainly due to net unrealized gains as a result of decreases in long-term interest rates, partly offset by the reclassification of previously unrealized net gains to the income statement upon sale of investments.

g Refer to the “Statement of comprehensive income” in the “Financial information” section of the Second Quarter 2014 Report for more information.

g Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

First Quarter 2014 Report pp. 17-18

Tax: 1Q14 vs 4Q13

We recognized a net income tax expense of CHF 339 million for the first quarter of 2014 compared with a net tax benefit of CHF 470 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 234 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net tax expenses of CHF 146 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland. This was partly offset by a decrease in tax provisions of CHF 41 million in respect of tax matters which are now resolved.

The fourth quarter net benefit primarily reflected an increase in recognized deferred tax assets following a reassessment in connection with our annual business planning process.

In 2014, we expect the tax rate to be in the range of 20% to 25%, excluding any impact from deferred tax asset reassessments. Consistent with past practice, we expect to revalue our deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. The full year tax rate could change significantly as a result of this reassessment.

g Refer to “Note 8 Income taxes” in the “Financial information” section of the First Quarter 2014 Report for more information.

Total comprehensive income attributable to UBS shareholders: 1Q14 vs 4Q13

Total comprehensive income attributable to UBS shareholders was CHF 1,465 million compared with CHF 376 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 1,054 million compared with CHF 917 million. Other comprehensive income (OCI) attributable to UBS shareholders was positive CHF 411 million compared with negative CHF 541 million.

OCI in the first quarter included positive cash flow hedge OCI of CHF 210 million (net of tax) compared with negative CHF 294 million in the prior quarter, mainly reflecting decreases in longterm interest rates across all major currencies.

OCI on defined benefit plans (net of tax) was positive CHF 344 million compared with negative CHF 39 million in the prior quarter. A pre-tax OCI gain of CHF 544 million was recorded for the Swiss pension plan, which was primarily due to the reversal of the asset ceiling effect, resulting in a gain of CHF 808 million, partly offset by an increase in the defined benefit obligation resulting from a decrease in the applicable discount rate. Net pre-tax OCI on non-Swiss pension plans amounted to a loss of CHF 90 million.

OCI associated with financial investments available-for-sale was positive CHF 31 million (net of tax) compared with negative CHF 20 million in the prior quarter, mainly due to net unrealized gains as a result of decreases in long-term interest rates.

These increases in OCI were partly offset by foreign currency translation losses of CHF 174 million (net of tax), primarily related to a weakening of the US dollar against the Swiss franc, compared with losses of CHF 182 million in the prior quarter.

g Refer to the “Statement of comprehensive income” in the “Financial information” section of the First Quarter 2014 Report for more information.

g Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the UBS 2013 Form 20-F for more information.

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Third Quarter 2014 Report pp. 23-50

UBS business divisions and Corporate Center – Management report

Wealth Management

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Net interest income	1,583	1,548
Recurring net fee income	2,797	2,656
Transaction-based income	1,493	1,464
Other income	21	46

Income	5,893	5,714
Credit loss (expense)/recovery	3	(11)

Total operating income	5,896	5,703

Personnel expenses	2,518	2,496
General and administrative expenses	1,499	1,226
Services (to)/from other business divisions	43	63
Depreciation and impairment of property and equipment	150	136
Amortization and impairment of intangible assets	4	6

Total operating expenses[2]	4,216	3,927

Business division operating profit/(loss) before tax	1,681	1,776

Key performance indicators[3]
Pre-tax profit growth (%)	(5.3)	(11.6)
Cost/income ratio (%)	71.5	68.7
Net new money growth (%)	4.7	4.9
Gross margin on invested assets (bps)	86	89

Additional information
Recurring income	4,380	4,204
Recurring income as a % of income (%)	74.3	73.6
Average attributed equity (CHF billion)[4]	3.4	3.5
Return on attributed equity (%)	65.9	67.0
Risk-weighted assets (fully applied, CHF billion)[5]	25.1	19.0
Risk-weighted assets (phase-in, CHF billion)[5]	25.5	19.4
Return on risk-weighted assets, gross (%)[6]	34.7	39.5
Leverage ratio denominator (phase-in, CHF billion)[7]	134.5
Goodwill and intangible assets (CHF billion)	1.4	1.3

Net new money (CHF billion)	31.4	30.1
Invested assets (CHF billion)	966	871
Client assets (CHF billion)	1,130	1,006

Loans, gross (CHF billion)	111.7	94.9
Due to customers (CHF billion)	194.0	188.8

Personnel (full-time equivalents)	16,751	16,369
Client advisors (full-time equivalents)	4,286	4,172

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16 Changes in organization” in the “Financial Information” section of the Third Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
6	Based on phase-in Basel III risk-weighted assets.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Results: 9M14 vs 9M13

Profit before tax decreased by CHF 95 million to CHF 1,681 million in the first nine months of 2014. Adjusted for restructuring charges, profit before tax decreased by CHF 94 million to CHF 1,819 million, mainly due to CHF 302 million higher charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 193 million higher operating income and as the prior-year period included a charge of CHF 104 million related to the Swiss-UK tax agreement.

g Refer to the “Regulatory and legal developments” section of the UBS 2013 Form 20-F for more information on the charge related to the Swiss-UK tax agreement.

Total operating income increased by CHF 193 million to CHF 5,896 million, mainly due to higher recurring net fee income and, to a lesser extent, higher net interest and transaction-based income.

Net interest income increased by CHF 35 million to CHF 1,583 million, primarily due to higher net interest income from Lombard loans and mortgages, partly offset by lower net interest income from client deposits and lower allocated revenues from Group Treasury.

Recurring net fee income increased by CHF 141 million to CHF 2,797 million, primarily due to the positive effect of pricing measures, an increase in the invested asset base and continued growth in discretionary and advisory mandates. These increases were partly offset by lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income increased by CHF 29 million to CHF 1,493 million, mainly due to increased structured product revenues and higher income from mandate sales, partly offset by lower foreign exchange and precious metals-related trading revenues as well as the aforementioned first-time fees paid to Retail & Corporate for net client shifts and referrals in the third quarter of 2014.

Other income decreased by CHF 25 million to CHF 21 million, mainly due to a decline in revenues for other services and as the first nine months of 2013 included a gain of CHF 15 million resulting from the partial divestment of our participation in Euroclear. The prior-year period included an impairment of CHF 7 million related to our global property fund.

Total operating expenses increased by CHF 289 million to CHF 4,216 million. Adjusted for restructuring charges of CHF 138 million compared with CHF 137 million, operating expenses increased by CHF 288 million to CHF 4,078 million, mainly due to a CHF 302 million increase in charges for provisions for litigation, regulatory and similar matters to CHF 391 million, while the first nine months of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. Changes to allocations of Corporate Center shared service costs in the first nine months of 2014 had the effect of increasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 30 million, which was offset by lower net charges from other business divisions.

Personnel expenses increased by CHF 22 million to CHF 2,518 million. Adjusted for restructuring charges of CHF 52 million compared with CHF 58 million, personnel expenses increased by CHF 28 million to CHF 2,466 million. This increase was mainly due to higher variable compensation expenses, higher expenses due to annual salary increases, staff hires for our strategic and regulatory priorities as well as the aforementioned changes to allocations of Corporate Center shared service costs. This was partly offset by reduced pension-related expenses and lower personnel-related charges from Corporate Center, mainly related to information technology.

General and administrative expenses increased by CHF 273 million to CHF 1,499 million. Adjusted for restructuring charges of CHF 84 million compared with CHF 75 million, general and administrative expenses increased by CHF 264 million to CHF 1,415 million, mainly due to the aforementioned increase of CHF 302 million in charges for provisions for litigation, regulatory and similar matters, while the first nine months of 2013 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. In addition, general and administrative expenses increased due to higher corporate center shared service costs, including the aforementioned allocation changes, and higher marketing expenses.

Net charges for services from other business divisions decreased by CHF 20 million to CHF 43 million, including the impact of the aforementioned changes to allocations of Corporate Center shared service costs in the first nine months of 2014, partly offset by higher net charges from Retail & Corporate and Global Asset Management.

Wealth Management Americas

Business division reporting – in US dollars1

	Year-to-date
USD million, except where indicated	30.9.14	30.9.13
Net interest income	787	738
Recurring net fee income	3,479	3,020
Transaction-based income	1,377	1,470
Other income	24	17

Income	5,666	5,245
Credit loss (expense)/recovery	16	(21)

Total operating income	5,682	5,224

Personnel expenses	3,881	3,688
Financial advisor compensation[2]	2,187	2,019
Compensation commitments with recruited financial advisors[3]	547	515
Salaries and other personnel costs	1,148	1,153
General and administrative expenses	885	714
Services (to)/from other business divisions	8	14
Depreciation and impairment of property and equipment	104	95
Amortization and impairment of intangible assets	39	40

Total operating expenses[4]	4,918	4,551

Business division operating profit/(loss) before tax	764	673

Key performance indicators[5]
Pre-tax profit growth (%)	13.5	39.6
Cost/income ratio (%)	86.8	86.8
Net new money growth (%)	0.6	2.2
Gross margin on invested assets (bps)	76	79

Additional information
Recurring income	4,266	3,758
Recurring income as a % of income (%)	75.3	71.6
Average attributed equity (USD billion)[6]	2.9	3.0
Return on attributed equity (%)	34.7	29.9
Risk-weighted assets (fully applied, USD billion)[7]	23.0	22.7
Risk-weighted assets (phase-in, USD billion)[7]	23.2	22.9
Return on risk-weighted assets, gross (%)[8]	27.9	30.2
Leverage ratio denominator (phase-in, USD billion)[9]	61.3
Goodwill and intangible assets (USD billion)	3.8	3.8

Net new money (USD billion)	4.5	14.2
Net new money including interest and dividend income (USD billion)[10]	21.3	29.9
Invested assets (USD billion)	1,016	919
Client assets (USD billion)	1,067	969

Loans, gross (USD billion)	43.3	37.6
Due to customers (USD billion)	69.3	62.1
Recruitment loans to financial advisors	3,000	3,074
Other loans to financial advisors	388	431

Personnel (full-time equivalents)	16,257	16,328
Financial advisors (full-time equivalents)	7,114	7,137

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.

4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
10	Presented in line with historical reporting practice in the US market.

Business division reporting – in Swiss francs1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Net interest income	710	687
Recurring net fee income	3,138	2,815
Transaction-based income	1,241	1,371
Other income	21	16

Income	5,110	4,889
Credit loss (expense)/recovery	14	(19)

Total operating income	5,124	4,869

Personnel expenses	3,500	3,436
Financial advisor compensation[2]	1,972	1,882
Compensation commitments with recruited financial advisors[3]	493	480
Salaries and other personnel costs	1,036	1,074
General and administrative expenses	799	665
Services (to)/from other business divisions	7	13
Depreciation and impairment of property and equipment	94	89
Amortization and impairment of intangible assets	35	38

Total operating expenses[4]	4,435	4,241

Business division operating profit/(loss) before tax	689	628

Key performance indicators[5]
Pre-tax profit growth (%)	9.7	38.9
Cost/income ratio (%)	86.8	86.7
Net new money growth (%)	0.7	2.3
Gross margin on invested assets (bps)	76	79

Additional information
Recurring income	3,848	3,502
Recurring income as a % of income (%)	75.3	71.6
Average attributed equity (CHF billion)[6]	2.7	2.8
Return on attributed equity (%)	34.5	29.9
Risk-weighted assets (fully applied, CHF billion)[7]	21.9	20.5
Risk-weighted assets (phase-in, CHF billion)[7]	22.1	20.7
Return on risk-weighted assets, gross (%)[8]	28.0	30.1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Leverage ratio denominator (phase-in, CHF billion)[9]	58.6
Goodwill and intangible assets (CHF billion)	3.6	3.5

Net new money (CHF billion)	4.3	13.2
Net new money including interest and dividend income (CHF billion)[10]	19.4	27.9
Invested assets (CHF billion)	970	831
Client assets (CHF billion)	1,019	876

Loans, gross (CHF billion)	41.4	34.0
Due to customers (CHF billion)	66.1	56.2
Recruitment loans to financial advisors	2,865	2,779
Other loans to financial advisors	370	389

Personnel (full-time equivalents)	16,257	16,328
Financial advisors (full-time equivalents)	7,114	7,137

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
5	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
6	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
10	Presented in line with historical reporting practice in the US market.

Results: 9M14 vs 9M13

Profit before tax increased by USD 91 million to USD 764 million in the first nine months of 2014 from USD 673 million, due to USD 458 million higher operating income, partly offset by a USD 367 million increase in operating expenses. Adjusted for restructuring charges, profit before tax increased by USD 89 million to USD 797 million.

Total operating income increased by USD 458 million to USD 5,682 million, primarily due to an increase of USD 459 million in recurring net fee income, mainly as a result of an increase in managed account fees related to higher invested asset levels, as well as USD 49 million higher net interest income. This was partly offset by a USD 93 million decline in transaction-based income, mainly due to lower commissions on equities products.

Operating expenses increased by USD 367 million to USD 4,918 million and included restructuring charges of USD 36 million and a credit of USD 3 million related to changes to a retiree benefit plan in the US compared with restructuring charges of USD 35 million in the prior-year period. Adjusted for these items, operating expenses increased by USD 369 million to USD 4,885 million. On an adjusted basis, personnel expenses increased by USD 190 million to USD 3,867 million, mainly due to an increase of USD 168 million in financial advisor compensation corresponding with higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 32 million to USD 547 million. Excluding restructuring charges of USD 18 million compared with USD 25 million, general and administrative expenses increased by USD 178 million to USD 867 million, mainly due to an increase of USD 119 million in charges for provisions for litigation, regulatory and similar matters and higher Corporate Center shared service costs.

Retail & Corporate

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Net interest income	1,626	1,603
Recurring net fee income	423	384
Transaction-based income	749	778
Other income	59	61

Income	2,857	2,826
Credit loss (expense)/recovery	(29)	(1)

Total operating income	2,828	2,825

Personnel expenses	1,036	1,101
General and administrative expenses	616	601
Services (to)/from other business divisions	(92)	(110)
Depreciation and impairment of property and equipment	102	107
Amortization and impairment of intangible assets	0	0

Total operating expenses[2]	1,662	1,700

Business division operating profit/(loss) before tax	1,166	1,126

Key performance indicators[3]
Pre-tax profit growth (%)	3.6	(23.2)
Cost/income ratio (%)	58.2	60.2
Net interest margin (bps)	158	155
Net new business volume growth for retail business (%)	2.7	2.6

Additional information
Average attributed equity (CHF billion)[4]	4.1	4.2
Return on attributed equity (%)	37.6	35.7
Risk-weighted assets (fully applied, CHF billion)[5]	34.9	30.1
Risk-weighted assets (phase-in, CHF billion)[5]	36.3	31.8
Return on risk-weighted assets, gross (%)[6]	11.4	11.6
Leverage ratio denominator (phase-in, CHF billion)[7]	166.2
Goodwill and intangible assets (CHF billion)	0.0	0.0

Business volume for retail business (CHF billion)	143	141
Net new business volume for retail business (CHF billion)	2.9	2.7

Client assets (CHF billion)	421	393
Due to customers (CHF billion)	133.3	131.8
Loans, gross (CHF billion)	138.0	137.9
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.0	92.2
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.7	0.7

Personnel (full-time equivalents)	9,194	9,568

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16 Changes in organization” in the “Financial Information” section of the Third Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
6	Based on phase-in Basel III risk-weighted assets.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Results:	9M14 vs 9M13

Profit before tax increased by CHF 40 million to CHF 1,166 million. Adjusted for restructuring charges of CHF 48 million in the first nine months of 2014 and CHF 43 million in the same period last year, profit before tax increased by CHF 45 million to CHF 1,214 million, mainly reflecting CHF 43 million lower adjusted operating expenses.

Total operating income increased by CHF 3 million to CHF 2,828 million. Net interest income increased by CHF 23 million to CHF 1,626 million, mainly due to higher net interest income allocated from Group Treasury as well as due to a higher loan margin. This was partly offset by a decline in the deposit margin, despite selective pricing measures, as the persistently low interest rate environment continued to have an adverse effect on our replication portfolios. Recurring net fee income increased by CHF 39 million to CHF 423 million, mainly as certain fees related to retail bank accounts were recorded as recurring net fee income in 2014, totaling CHF 43 million in the first nine months, while these fees were recorded as transaction-based income in 2013.

Transaction-based income decreased by CHF 29 million to CHF 749 million, mainly reflecting the aforementioned change in classification of certain fees related to retail bank accounts. This was partly offset by the aforementioned first-time fees received from Wealth Management for net client shifts and referrals in the third quarter of 2014. Other income decreased by CHF 2 million to CHF 59 million, reflecting a gain on sale of CHF 16 million from the partial divestment of our participation in Euroclear in the third quarter of 2013, partly offset by higher income from our participation in the SIX Group in 2014.

Net credit loss expenses were CHF 29 million in the first nine months of 2014 compared with CHF 1 million in the prior year. The first nine months of 2014 included net specific credit loss allowances of CHF 39 million compared with CHF 80 million in the prior year, which in both periods primarily related to corporate clients. In addition, the first nine months of 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 79 million in the same period a year earlier.

Operating expenses decreased by CHF 38 million to CHF 1,662 million. Adjusted for restructuring charges of CHF 48 million in the first nine months of 2014 and CHF 43 million in the same period last year, operating expenses decreased by CHF 43 million to CHF 1,614 million, reflecting lower personnel expenses partly offset by higher general and administrative expenses as well as lower net charges to other business divisions. Changes to allocations of Corporate Center shared service costs in the first nine months of 2014 had the effect of decreasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 30 million, which was offset by decreased net charges to other business divisions.

Personnel expenses decreased by CHF 65 million to CHF 1,036 million. Adjusted for restructuring charges of CHF 26 million compared with CHF 14 million in the first nine months of 2013, personnel expenses decreased by CHF 77 million to CHF 1,010 million, partly reflecting our outsourcing initiatives, which led to reduced personnel expenses and higher general and administrative expenses. Furthermore, personnel expenses decreased due to the aforementioned changes to allocations of Corporate Center shared service costs in the first nine months of 2014 and lower personnel-related information technology expenses.

General and administrative expenses increased by CHF 15 million to CHF 616 million, mainly due to CHF 49 million higher charges for provisions for litigation, regulatory and similar matters and the aforementioned outsourcing initiatives. This was partly offset by lower marketing expenses, which included a one-time reversal of an accrual, lower expenses for real estate and the aforementioned changes to allocations of Corporate Center shared service costs.

Net charges for services to other business divisions decreased by CHF 18 million to CHF 92 million, mainly as a result of the aforementioned changes to allocations of Corporate Center shared service costs.

Global Asset Management

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Net management fees[2]	1,293	1,330
Performance fees	112	123

Total operating income	1,405	1,453

Personnel expenses	634	657
General and administrative expenses	367	322
Services (to)/from other business divisions	(14)	(12)
Depreciation and impairment of property and equipment	31	35
Amortization and impairment of intangible assets	6	6

Total operating expenses[3]	1,024	1,007

Business division operating profit/(loss) before tax	381	446

Key performance indicators[4]
Pre-tax profit growth (%)	(14.6)	5.9
Cost/income ratio (%)	72.9	69.3
Net new money growth excluding money market flows (%)	7.3	(0.1)

Gross margin on invested assets (bps)	31	33

Information by business line
Operating Income
Traditional investments	824	876
O’Connor and A&Q	170	190
Global real estate	252	231
Infrastructure and private equity	29	27
Fund services	130	129

Total operating income	1,405	1,453

Gross margin on invested assets (bps)
Traditional investments	21	23
O’Connor and A&Q	74	89
Global real estate	81	74
Infrastructure and private equity	45	45

Total gross margin	31	33

Net new money (CHF billion)
Traditional investments	14.3	(10.6)
O’Connor and A&Q	3.9	(2.0)
Global real estate	1.6	0.5
Infrastructure and private equity	(0.1)	(0.4)

Total net new money	19.8	(12.5)

Net new money excluding money market flows	28.4	(0.2)
of which: from third parties	17.7	2.2
of which: from UBS’s wealth management businesses	10.7	(2.3)
Money market flows	(8.7)	(12.4)
of which: from third parties	(1.6)	(2.2)
of which: from UBS’s wealth management businesses	(7.1)	(10.2)
Invested assets (CHF billion)
Traditional investments	560	504
O’Connor and A&Q	35	27
Global real estate	44	41
Infrastructure and private equity	9	8

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Total invested assets	648	580
of which: excluding money market funds	588	512
of which: money market funds	60	69

Assets under administration by fund services
Assets under administration (CHF billion)[5]	495	426
Net new assets under administration (CHF billion)[6]	30.5	3.8
Gross margin on assets under administration (bps)	4	4

Additional information
Average attributed equity (CHF billion)[7]	1.7	1.8
Return on attributed equity (%)	29.9	32.4
Risk-weighted assets (fully applied, CHF billion)[8]	3.8	3.5
Risk-weighted assets (phase-in, CHF billion)[8]	3.8	3.6
Return on risk-weighted assets, gross (%)[9]	51.1	50.8
Leverage ratio denominator (phase-in, CHF billion)[10]	14.6
Goodwill and intangible assets (CHF billion)	1.5	1.4

Personnel (full-time equivalents)	3,803	3,747

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
4	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F. In the third quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting charges” section of the Third Quarter 2014 Report for more information.
5	This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.
6	Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.
7	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
8	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
9	Based on phase-in Basel III risk-weighted assets.
10	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Results: 9M14 vs 9M13

Profit before tax was CHF 381 million in the first nine months of 2014 compared with CHF 446 million in the same period of 2013. Adjusted for a gain of CHF 34 million on the sale of our Canadian domestic business in the first nine months of 2013, restructuring charges of CHF 12 million in the first nine months of 2014 and CHF 29 million in the prior-year period, and a credit of CHF 8 million related to changes to a retiree benefit plan in the US in the first nine months of 2014, profit before tax was CHF 385 million compared with CHF 441 million.

Total operating income declined by CHF 48 million to CHF 1,405 million, and was CHF 14 million lower after adjusting for the aforementioned gain in 2013 related to the sale of our Canadian domestic business. Performance fees decreased by CHF 11 million, mainly in traditional investments, and adjusted net management fees decreased by CHF 3 million.

Total operating expenses were CHF 1,024 million compared with CHF 1,007 million. Adjusted for the abovementioned restructuring charges and credit related to changes to a retiree benefit plan in the US, operating expenses increased by CHF 42 million to CHF 1,020 million, due to the aforementioned charges for provisions for litigation, regulatory and similar matters of CHF 33 million as well as a CHF 14 million provision for a possible settlement related to a fund liquidation.

Investment performance

Key equity strategies had a mixed third quarter. Among the strategies that outperformed benchmarks, Pan-European concentrated alpha had a very strong quarter adding to its strong long-term record. Pan-European equity and US large cap select growth equity also had good quarters and further improved their longer-term records. Most strategies that underperformed their benchmarks for the quarter did so fairly modestly, although US large cap equity underperformed more markedly due to its exposure to energy stocks highly levered to oil prices, which fell during the quarter.

The majority of fixed income strategies outperformed benchmarks in the quarter, with the exceptions being some regional core bond strategies. Allocations to credit and risk sectors were reduced in many strategies in the latter half of the quarter, which generally benefited performance. Meanwhile, the impact from duration positioning was mixed. Emerging market debt was particularly volatile but our flagship strategy outperformed, in large part due to its positioning in Brazilian debt.

In global investment solutions, benchmark-relative multi-asset strategies either outperformed or were very close to their benchmarks for the quarter. Currency positioning contributed positively across the board and asset allocation was also generally positive. Income-oriented strategies were broadly flat for the quarter, consolidating good longer-term returns numbers and strong performance in absolute return strategies continued. Global convertibles were just ahead of their benchmark for the quarter, adding to longer-term returns.

In O’Connor and A&Q, most core single-manager and multimanager funds delivered positive absolute returns and modestly outperformed peer indices for the quarter and year-to-date.

Global real estate’s direct strategies delivered mostly positive absolute returns in the quarter with notable strength in US real estate and farmland strategies, and UK core and value-add funds. While also delivering positive absolute returns, the Swiss real estate composite and the Japanese J-REITs underperformed their respective benchmarks. Multi-manager strategies delivered positive absolute returns and Swiss real estate securities strategies were positive relative to their benchmarks.

The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by the performance of our collective funds, was strong overall. There was a marked improvement in equity fund rankings and strong rankings in other asset classes were maintained. Across all asset classes, and on an asset-weighted basis, 79% of fund assets ranked in the top two quartiles over one year, 79% over three years and 86% over five years.

Investment performance – key composites versus benchmarks

The table below is representative of the investment performance for approximately 41% of Global Asset Management’s CHF 296 billion actively managed invested assets in traditional investments as of 30 September 2014. This figure excludes CHF 199 billion in indexed investments, CHF 60 billion in actively managed money market funds and CHF 93 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	–	+	+	–
Pan European Equity Composite vs. MSCI Europe Index (net)	+	+	+	–
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	–	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	–	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+Index	+	+	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	+	–
Australian Bond Composite vs. Bloomberg AusBond Index	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	–	–	–

Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	+	+	–
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	–	–	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	+	+

1	Customized benchmark.
2	Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.
(+)	above benchmark;
(–)	under benchmark;
(=)	equal to benchmark.

All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF 106 billion as of 30 September 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	72	78	79
Fixed income	77	74	87
Multi-asset	77	85	90
Real estate and alternative	100	85	88

Total	79	79	86

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7 October 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

Investment Bank

Business division reporting1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Corporate Client Solutions	2,494	2,273

Advisory	467	390
Equity Capital Markets	743	899
Debt Capital Markets	890	680
Financing Solutions	390	479
Risk Management	5	(176)
Investor Client Services	3,923	4,464

Equities	2,778	3,084
Foreign Exchange, Rates and Credit	1,145	1,380

Income	6,417	6,737
Credit loss (expense)/recovery	(6)	3

Total operating income	6,410	6,740

Personnel expenses	3,274	3,124
General and administrative expenses	3,207	1,411
Services (to)/from other business divisions	1	7
Depreciation and impairment of property and equipment	197	185
Amortization and impairment of intangible assets	11	9

Total operating expenses[2]	6,690	4,737

Business division operating profit/(loss) before tax	(280)	2,003

Key performance indicators[3]
Pre-tax profit growth (%)		292.7
Cost/income ratio (%)	104.3	70.3

Return on attributed equity (%)	(4.9)	33.0
Return on assets, gross (%)	3.4	3.4

Average VaR (1-day, 95% confidence, 5 years of historical data)	12	13

Additional information
Total assets (CHF billion)[4]	282.3	246.1
Funded assets (CHF billion)[5]	172.6	171.6
Average attributed equity (CHF billion)[6]	7.6	8.1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Risk-weighted assets (fully applied, CHF billion)[7]	61.9	59.2
Risk-weighted assets (phase-in, CHF billion)[7]	62.2	59.6
Return on risk-weighted assets, gross (%)[8]	13.3	13.5
Leverage ratio denominator (phase-in, CHF billion)[9]	279.5
Goodwill and intangible assets (CHF billion)	0.1	0.1

Compensation ratio (%)	51.0	46.4

Impaired loan portfolio as a % of total loan portfolio, gross (%)[10]	0.3	0.4

Personnel (full-time equivalents)	11,881	11,877

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Refer to “Note 16” changes in organization in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
3	For the definitions of key performance indicators, refer to the “Measurement of performance” section of the UBS 2013 Form 20-F.
4	Based on third-party view, i.e., without intercompany balances.
5	Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.
6	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
10	Refer to the “Risk management and control” section of the Third Quarter 2014 Report for more information on impairment ratios.

Results: 9M14 vs 9M13

We recorded an operating loss before tax of CHF 280 million in the first nine months of 2014 compared with a profit of CHF 2,003 million in the prior-year period, mainly as the first nine months of 2014 included charges of CHF 1,698 million for provisions for litigation, regulatory and similar matters compared with a net release of CHF 1 million in the prior-year period. Excluding these charges, as well as restructuring charges of CHF 201 million, a credit of CHF 19 million related to a retiree benefit plan in the US and the aforementioned impairment loss and gain on financial investments available-for-sale in the first nine months of 2014, compared with restructuring charges of CHF 121 million and gains of CHF 54 million from the sale of our remaining proprietary trading business in the prior-year period, we recorded a profit before tax of CHF 1,605 million in the first nine months of 2014 compared with CHF 2,068 million in the prior-year period. This decrease was mainly driven by CHF 541 million lower revenues in Investor Client Services, partly offset by CHF 221 million higher revenues in Corporate Client Solutions.

Revenues in Corporate Client Solutions increased 10% to CHF 2,494 million from CHF 2,273 million, mainly as a result of improved debt capital markets, risk management and advisory revenues, partly offset by lower financing solutions and equity capital markets revenues, which included revenues from a large private transaction in the first nine months of 2013. In US dollar terms, revenues increased 14%.

Investor Client Services revenues declined 12% to CHF 3,923 million from CHF 4,464 million. On an adjusted basis, revenues decreased 11%. In US dollar terms, adjusted revenues declined 8%. Equities revenues decreased 10% to CHF 2,778 million from CHF 3,084 million, mainly due to lower revenues in derivatives, cash and other equities, partly offset by higher revenues in financing services. On an adjusted basis, equities revenues decreased 8%. Cash revenues declined by CHF 40 million, mainly due to lower commission income as client activity levels declined, partly offset by improved trading revenues. Derivatives revenues declined by CHF 276 million, with lower revenues across all regions, mainly as a result of lower client activity levels, volatility levels and trading revenues. Financing services revenues increased by CHF 167 million mainly due to higher equity finance revenues. Other equities revenues decreased by CHF 158 million, as the prior-year period included gains from the sale of our remaining proprietary trading business and revenues on equity investments prior to their transfer to Corporate Center –

Non-core and Legacy Portfolio, and due to the aforementioned impairment loss during the first nine months of 2014. Foreign exchange, rates and credit revenues decreased 17% to CHF 1,145 million from CHF 1,380 million, with lower revenues across most products as client activity and volatility levels decreased significantly, reflecting the ongoing macroeconomic uncertainty. On an adjusted basis, revenues decreased 20%.

Total operating expenses increased to CHF 6,690 million from CHF 4,737 million, mainly as charges for provisions for litigation, regulatory and similar matters increased to CHF 1,698 million in the first nine months of 2014 from a net release of CHF 1 million in the prior-year period. Personnel expenses increased 5% to CHF 3,274 million from CHF 3,124 million. Excluding restructuring charges, personnel expenses increased to CHF 3,180 million from CHF 3,128 million. General and administrative expenses increased to CHF 3,207 million from CHF 1,411 million, mainly due to the aforementioned increase in charges for provisions for litigation, regulatory and similar matters, as well as higher professional fees, partly offset by the effects of our ongoing cost reduction programs.

Corporate Center

Corporate Center reporting – Total1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Income excluding own credit	(604)	31
Own credit[2]	221	(189)
Credit loss (expense)/recovery[3]	0	(7)

Total operating income	(382)	(165)

Personnel expenses	585	708
General and administrative expenses	530	2,199
Services (to)/from other business divisions	54	38
Depreciation and impairment of property and equipment	25	42
Amortization and impairment of intangible assets	4	2

Total operating expenses[4]	1,198	2,990

Operating profit/(loss) before tax	(1,580)	(3,156)

Additional information
Average attributed equity (CHF billion)[5]	20.7	24.0
Total assets (CHF billion)[6]	429.5	487.1
Risk-weighted assets (fully applied, CHF billion)[7]	71.7	86.6
Risk-weighted assets (phase-in, CHF billion)[7]	72.8	87.2
Leverage ratio denominator (phase-in, CHF billion)[8]	338.4

Personnel before allocations (full-time equivalents)	23,614	24,333
Allocations to business divisions (full-time equivalents)	(21,208)	(21,586)
Personnel after allocations (full-time equivalents)	2,407	2,747

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Third Quarter 2014 Report for more information.
3	Includes credit loss (expense)/recovery on reclassified and acquired securities.
4	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
5	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
6	Based on third-party view, i.e., without intercompany balances.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
8	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Corporate Center – Core Functions

Corporate Center Reporting – Core Functions1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Treasury income remaining in Corporate Center – Core Functions	(166)	(559)
Own credit[2]	221	(189)
Other	23	105

Total operating income	78	(643)

Personnel expenses	306	305
General and administrative expenses	97	350
Services (to)/from other business divisions	9	(4)
Depreciation and impairment of property and equipment	4	(4)
Amortization and impairment of intangible assets	4	0

Total operating expenses[3]	419	647

Operating profit/(loss) before tax	(341)	(1,290)

Additional information
Average attributed equity (CHF billion)[4]	15.4	12.1
Total assets (CHF billion)[5]	254.9	231.6
Risk-weighted assets (fully applied, CHF billion)[6]	29.6	18.0
Risk-weighted assets (phase-in, CHF billion)[6]	30.7	18.7
Leverage ratio denominator (phase-in, CHF billion)[7]	232.9

Personnel before allocations (full-time equivalents)	23,465	24,088
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,549)	(22,949)
Personnel after allocations (full-time equivalents)	916	1,139

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	2,869	3,156
General and administrative expenses	2,912	3,174
Depreciation and impairment of property and equipment	556	555
Amortization and impairment of intangible assets	4	3

Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	6,340	6,887
Net allocations to business divisions	(5,921)	(6,240)
of which: Wealth Management	(1,536)	(1,527)
of which: Wealth Management Americas	(809)	(838)
of which: Retail & Corporate	(870)	(970)
of which: Global Asset Management	(350)	(402)
of which: Investment Bank	(1,969)	(1,832)
of which: Non-core and Legacy Portfolio	(387)	(671)

Total operating expenses[3]	419	647

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 30 September 2014 amounts to CHF 0.4 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of the Third Quarter 2014 Report for more information.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Results: 9M14 vs 9M13

Corporate Center – Core Functions recorded a loss before tax of CHF 341 million in the first nine months of 2014 compared with a loss before tax of CHF 1,290 million in the same period last year.

Total operating income was CHF 78 million compared with negative CHF 643 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 166 million, compared with negative CHF 559 million, and included a gain of CHF 119 million on the aforementioned cross-currency basis swaps compared with a loss of CHF 117 million. The first nine months of 2014 also included a gain of CHF 48 million related to our macro cash flow hedges compared with a loss of CHF 143 million. Furthermore, the first nine months of 2013 included a net loss of CHF 119 million related to the buyback of debt in a public tender offer. These improvements were partly offset by an increase in central funding costs to CHF 545 million compared with CHF 383 million in 2013, as business divisions reduced their funding consumption.

Own credit on financial liabilities designated at fair value was a gain of CHF 221 million compared with a loss of CHF 189 million.

Operating income excluding own credit and treasury income decreased to CHF 23 million from CHF 105 million, mainly as gains from sales of real estate decreased to CHF 24 million from CHF 227 million. This was partly offset by a credit related to the release of a provision for litigation, regulatory and similar matters, which was recorded as other income, compared with a provision increase in the first nine months of 2013.

On a gross basis before service allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses decreased by CHF 547 million to CHF 6,340 million. Restructuring charges were CHF 304 million compared with CHF 530 million, mainly reflecting reduced real estate-related restructuring charges, partly offset by higher personnel-related restructuring charges. The first nine months of 2014 also included a credit of CHF 15 million related to changes to a retiree benefit plan in the US. Excluding this credit and restructuring charges, adjusted operating expenses before service allocations were CHF 6,051 million compared with CHF 6,357 million. This decrease of CHF 306 million was mainly due to a net release of CHF 142 million of provisions for litigation, regulatory and similar matters compared with charges of CHF 187 million in the first nine months of 2013. The first nine months of 2014 also included the effect of further headcount reductions related to our ongoing cost reduction programs, and lower expenses for variable compensation. These decreases were partly offset by higher professional fees and costs for outsourcing activities.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center reporting – Non-core and Legacy Portfolio1

	Year-to-date
CHF million, except where indicated	30.9.14	30.9.13
Non-core	(367)	54
Legacy Portfolio	(94)	430
of which: SNB StabFund option	0	440

Income	(461)	485
Credit loss (expense)/recovery[2]	0	(7)

Total operating income	(460)	477

Personnel expenses	279	403
General and administrative expenses	433	1,849
Services (to)/from other business divisions	46	43
Depreciation and impairment of property and equipment	21	47
Amortization and impairment of intangible assets	0	2

Total operating expenses[3]	779	2,343

Operating profit/(loss) before tax	(1,239)	(1,866)

Additional information
Average attributed equity (CHF billion)[4]	5.2	11.9
Total assets (CHF billion)[5]	174.6	255.5
Risk-weighted assets (fully applied, CHF billion)[6]	42.1	68.6
Risk-weighted assets (phase-in, CHF billion)[6]	42.1	68.6
Leverage ratio denominator (phase-in, CHF billion)[7]	105.5

Personnel (full-time equivalents)	1,491	1,608

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.
2	Includes credit loss (expense)/recovery on reclassified and acquired securities.
3	Refer to “Note 16 Changes in organization” in the “Financial information” section of the Third Quarter 2014 Report for information on restructuring charges.
4	Refer to the “Capital management” section of the UBS 2013 Form 20-F for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.
7	The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of the Third Quarter 2014 Report for more information.

Results: 9M14 vs 9M13

Non-core and Legacy Portfolio recorded a loss before tax of CHF 1,239 million in the first nine months of 2014 compared with a loss of CHF 1,866 million in the prior-year period.

Total operating income was negative CHF 460 million compared with positive CHF 477 million.

Non-core income was negative CHF 367 million compared with positive CHF 54 million. The first nine months of 2014 included a net loss of CHF 175 million due to the aforementioned implementation of FVA and a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. The prior-year period benefited from favorable market conditions at the beginning of the year ahead of any material unwind activity resulting from the implementation of our strategy.

Legacy Portfolio income decreased to negative CHF 94 million from positive CHF 430 million, mainly as the prior-year period included a gain of CHF 428 million from the revaluation of our option to acquire the SNB StabFund’s equity. In addition, the first nine months of 2014 included a net loss of CHF 77 million due to the aforementioned implementation of FVA.

Total operating expenses decreased by CHF 1,564 million to CHF 779 million, largely due to a CHF 1,198 million decrease in charges for provisions for litigation, regulatory and similar matters, CHF 194 million lower restructuring charges, as well as lower costs following reduced headcount and decreased services consumption.

20.5	The heading of Section F: “Balance Sheet – First and Second Quarter of 2014” of Annex A on page A-121 of the Original Prospectus is deleted and replaced by:

Section F: Balance Sheet – First, Second and Third Quarter of 2014

20.6	Section F: Balance Sheet – First and Second Quarter of 2014 of Annex A is amended by the addition of the following text after the heading “Section F: Balance Sheet – First and Second Quarter of 2014” and before the information extracted from the Second Quarter 2014 Report on page A-121 of the Original Prospectus:

The information set out below has been

selected and extracted without adjustment

from relevant portions of the

Third Quarter 2014 Report pp. 71-73

Balance sheet

As of 30 September 2014, our balance sheet assets stood at CHF 1,049 billion, an increase of CHF 67 billion from 30 June 2014, primarily reflecting higher positive replacement values in the Investment Bank, mainly due to increased notional volumes combined with fair value movements resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 23 billion to CHF 772 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets decreased by approximately CHF 3 billion.

Assets

Product category view

Positive replacement values (PRV) increased by CHF 43 billion, primarily in the Investment Bank, reflecting increased notional volumes and fair value changes on foreign exchange derivatives resulting from currency movements. Cash and balances with central banks increased by CHF 31 billion, mainly resulting from various short-term and long-term debt issuances combined with a rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury within Corporate Center – Core Functions, a majority of which are short-term, from interbank lending to balances with central banks. Other assets increased by CHF 5 billion, primarily due to an increase in cash collateral receivables on derivative instruments and higher deferred tax assets, and financial investments available-for-sale increased by CHF 4 billion mainly reflecting increased government debt holdings. These increases were partly offset by a CHF 13 billion reduction in collateral trading assets, reflecting client-driven reductions in the Investment Bank and reduced collateral requirements in Group Treasury. Trading portfolio assets declined by CHF 2 billion, also due to client-driven reductions in the Investment Bank. Lending assets were broadly unchanged as the abovementioned re-balancing of our multi-currency portfolio managed centrally by Group Treasury was mostly offset by an increase in loans, primarily in Wealth Management and Wealth Management Americas, largely driven by currency effects.

g Refer to the “Liquidity and funding management” section of the Third Quarter 2014 Report for more information.

g Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of the Third Quarter 2014 Report for more information.

Divisional view

Investment Bank total assets increased by CHF 37 billion to CHF 282 billion, primarily within our foreign exchange, rates and credit businesses and mainly due to the abovementioned increases in PRV. Investment Bank funded assets decreased by CHF 9 billion to CHF 173 billion, primarily resulting from reductions in both collateral trading and trading portfolio assets within Investor Client Services, despite the strengthening of the US dollar versus the Swiss franc. Excluding currency effects, Investment Bank funded assets decreased by approximately CHF 18 billion. Corporate Center – Core Functions assets increased by CHF 24 billion to CHF 255 billion, primarily reflecting the abovementioned increase in cash and balances with central banks. The overall size of our multicurrency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury was broadly unchanged.

Non-core and Legacy Portfolio total assets decreased by CHF 9 billion to CHF 175 billion. During the third quarter, we continued to novate and derecognize trades related to the exit of the majority of the correlation trading portfolio, reducing PRV by approximately CHF 8 billion in Non-core credit. Within our Non-core rates portfolio, PRV increased due to fair value changes following interest rate and currency movements, partly offset by PRV reductions resulting from negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties. Funded assets decreased by CHF 3 billion to CHF 14 billion, primarily due to the full repayment of the loan to the BlackRock fund within the Legacy Portfolio.

Wealth Management and Wealth Management Americas total assets increased by CHF 7 billion and CHF 5 billion to CHF 126 billion and CHF 52 billion, respectively, primarily due to currency effects. Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 144 billion and CHF 15 billion, respectively.

Total assets and funded assets

	30.9.14					30.6.14
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	282	255	175	338	1,049	245	231	184	323	983

Less: positive replacement values	(99)	0	(143)	(6)	(248)	(55)	0	(147)	(3)	(205)
Less: collateral delivered against OTC derivatives[1]	(11)	0	(18)	0	(30)	(8)	0	(21)	0	(29)

Funded assets	173	255	14	331	772	182	231	17	320	749

1	Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Liabilities

Total liabilities increased by CHF 65 billion to CHF 996 billion. Negative replacement values increased by CHF 41 billion, largely in line with the abovementioned increase in PRV. Customer deposits increased by CHF 13 billion, mainly in Wealth Management and Wealth Management Americas, primarily due to currency effects. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, increased by CHF 11 billion, primarily in Group Treasury and mainly reflecting the issuance of several senior unsecured bonds during the third quarter. Short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 7 billion, primarily reflecting increased net issuances of both certificates of deposit and commercial paper. These increases were partly offset by an CHF 8 billion reduction in collateral trading liabilities, largely in line with the abovementioned reductions in collateral trading assets.

g Refer to the “Liquidity and funding management” section of the Third Quarter 2014 Report for more information.

g Refer to the “Balance sheet” and Notes 10 through 14 in the “Financial information” section of the Third Quarter 2014 Report for more information.

Equity

Equity attributable to UBS shareholders increased by CHF 1,292 million to CHF 50,824 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,046 million, reflecting the net profit attributable to UBS shareholders of CHF 762 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 283 million (net of tax). Third quarter OCI included foreign currency translation gains of CHF 1,195 million and positive OCI related to financial investments available-for-sale of CHF 15 million, partly offset by net losses on defined benefit plans of CHF 889 million and negative cash flow hedge OCI of CHF 38 million.

Share premium increased by CHF 233 million, mainly reflecting an increase of CHF 232 million related to employee share plans.

g Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 3Q14 vs 2Q14” in the “Group performance” section of the Third Quarter 2014 Report for more information.

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

20.7	Section H: Cash Flows of Annex A is amended by the addition of the following text after the heading “Section H: Cash Flows” and before the information extracted from the Second Quarter 2014 Report on page A-147 of the Original Prospectus:

The information set out below

has been selected and extracted without

adjustment from relevant portions of the

Third Quarter 2014 Report pp. 106-107

Statement of cash flows (condensed)

	Year-to-date
CHF million	30.9.14	30.9.13
Net cash flow from/(used in) operating activities	9,918	48,065
Net cash flow from/(used in) investing activities	4,382	1,536
Net cash flow from/(used in) financing activities	8,623	(41,683)
Effects of exchange rate differences on cash and cash equivalents	5,811	(1,284)

Net increase/(decrease) in cash and cash equivalents	28,734	6,635

Cash and cash equivalents at the end of the period	137,366	105,743

20.8	The sub-section headed “Six months ended 30 June 2014” in Section H: Cash Flows of Annex A on p. A-148 of the Original Prospectus is deleted and replaced by:

Nine months ended 30 September 2014

As of 30 September 2014, cash and cash equivalents totalled CHF 137.4 billion, an increase of CHF 28.7 billion from 31 December 2013.

Operating activities

For the nine months ended 30 September 2014, net cash inflow generated from operating activities was CHF 9.9 billion, primarily due to the deleveraging of the balance sheet, compared with net cash inflow from operating activities of CHF 48.1 billion for the nine months ended on 30 September 2013. Operating cash flows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled a net outflow of CHF 1.1 billion in the nine months ended on 30 September 2014 compared with net operating cash inflows of CHF 8.0 billion in the same period of 2013. In the nine months ended on 30 September 2014, net cash inflows of CHF 11.4 billion were generated by the overall decrease in operating assets and liabilities. Gross cash inflows of CHF 36.7 billion primary resulted from the reduction of cash collateral on securities borrowed and reverse repurchase agreement assets (CHF 29.9 billion), from the reduction of trading portfolio, net replacement values and financial assets designated at fair value (CHF 3.0 billion), and from the increase of provisions and other liabilities (CHF 3.8 billion, net of the increase in other assets). Key components of the gross cash outflows of CHF 25.3 billion were the increase of loans / due to customers (CHF 13.9 billion) and the reduction of cash collateral on derivative instruments, net payable (CHF 9.7 billion).

Investing activities

Net cash inflow from investing activities was CHF 4.4 billion in the nine months ended on 30 September 2014 compared with a net cash inflow of CHF 1.5 billion for the comparative period in 2013. The 2014 cash inflow was primarily due to the net divestment of financial investments available-for-sale of CHF 5.4 billion. This includes gross cash inflows from sales and maturities of CHF 109.0 billion and gross cash outflows from purchases of CHF 103.5 billion.

Financing activities

Net cash flow from financing activities was CHF 8.6 billion in the nine months ended 30 September 2014, primarily due to the net issuance of long-term debt including financial liabilities designated at fair value of CHF 6.0 billion and short-term debt of CHF 4.3 billion. This was partially offset by cash outflows for dividends paid to UBS shareholders of CHF 0.9 billion and the net acquisition of treasury shares and own equity derivative activity of CHF 0.7 billion. In the first nine months of 2013, financing activities resulted in net cash outflows of CHF 41.7 billion.

21.	Other Amendments to the Original Prospectus

This Supplementary Prospectus further supplements and amends the Original Prospectus as follows:

Section of the Original Prospectus	Pages of the Original Prospectus	Replaced by the following text
Last sentence of “Important Information – Calculation of Total Issued UBS Shares”	42	As of 30 September 2014, UBS had 3,844,336,002 issued UBS Shares, of which 90,688,181 were treasury shares.

Important Information – Certain Page Numbers	42	References to certain page numbers in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter 2014 Report, the Third Quarter 2014 Report (as defined below) used in this document refer to the page numbers of the respective underlying UBS Annual Report (English version) or quarterly report filed with the SEC and incorporated by reference herein, as more fully described in the section headed “Documents Incorporated by Reference” in this Prospectus.

First paragraph of Part I: Information on UBS Group and UBS	45	Further information on UBS and the Group can be found in the UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS 2011 Form 20-F, the First Quarter 2014 Report, the Second Quarter 2014 Report and the Third Quarter 2014 Report, which are incorporated herein by reference. Investors should read the whole of this Prospectus and the documents incorporated by reference herein and should not just rely upon the summarised information in this Part I.

Fifths and sixth paragraphs of Section D: The Group’s Strategy in Part I: Information on UBS Group and UBS	49	As part of the transformation of the Investment Bank, the Group transferred certain of its businesses to the Corporate Center in the first quarter of 2013. These were primarily fixed income businesses rendered less attractive by changes in regulation and market developments. As a result, the Group’s Investment Bank retains only very focused credit and rates activities, along with structured financing capabilities, in order to support its solutions-focused businesses. The Group’s leading equities and foreign exchange businesses remain cornerstones of its Investment Bank. The Group did not significantly alter its advisory and capital markets businesses, but reorganised its existing business functions to better leverage its capabilities and therefore better serve its clients. The Group’s Investment Bank has achieved its target of an adjusted pre-tax return on attributed equity of greater than 15% throughout 2013 as well as in the first and in the second quarter of 2014, demonstrating its success in a variety of market conditions. The Investment Banks’s annualised return on attributed equity for the third quarter was negative 69.4%, and negative 65.1% on an adjusted basis. The annualised return on attributed equity (RoAE) for the first nine months of 2014 was negative 4.9%, and negative 1.6% on an adjusted basis. Non-core assets, previously part of the Investment Bank, are reported within the Group’s Non-core and Legacy Portfolio unit in the Corporate Center, which is tasked with managing and exiting these assets in a manner that protects shareholder value. RWA associated with these positions were reduced by close to 40% in 2013 to CHF 64 billion, significantly ahead of the year-end 2013 target of CHF 85 billion, and further reduced to CHF 42 billion at the end of the third quarter 2014. For more information, see the section headed “Capital Management” in Part V of this Prospectus.

Section of the Original Prospectus	Pages of the Original Prospectus	Replaced by the following text

		The Group’s fully applied common equity tier 1 (CET1) capital ratio increased 300 basis points in 2013 to 12.8%, the highest in its peer group. This increase was driven by a reduction of fully applied RWA to CHF 225 billion, ahead of the Group’s 2013 target of CHF 250 billion and CHF 33 billion below year-end 2012 RWA. The Group achieved this by further active reduction of RWA, mainly through the disposal of positions or other risk reductions in its Non-core and Legacy Portfolio, and despite incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed with FINMA and effective 31 December 2013. Future developments in, and the ultimate elimination of, the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. The Group’s ability to absorb this event while simultaneously increasing its capital ratios and reducing RWA is a testament to its early decision to maintain and build on its strong capital position and to focus on sustainable, more capital-efficient business activities. In the first quarter of 2014 the Group increased its fully applied Basel III CET1 ratio to 13.2%, surpassing its target of 13%. By the end of the second quarter of 2014 this improved to 13.5% and further improved by the end of the third quarter of 2014 to 13.7%.

Fourth paragraph of the section headed “Major Shareholders of the Group” in Part IV: Board of Directors, Executive Management and Corporate Governance	110	The Group holds UBS Shares primarily to hedge employee share and option participation plans. In addition, the Investment Bank holds a limited number of UBS shares in its capacity as a liquidity provider to the equity index futures market and as a market-maker in UBS shares and derivatives on UBS Shares. Furthermore, to meet client demand, the Group has issued structured debt instruments linked to UBS Shares, which are economically hedged by cash-settled derivatives and, to a limited extent, own shares held by the Investment Bank. As of 30 September 2014, the Group held 90,688,181 UBS Shares, corresponding to 2.4% of the total share capital of UBS. As 31 December 2013, the Group had disposal positions relating to 284,975,843 voting rights of UBS, corresponding to 7.4% of the total voting rights of UBS. 7% of this consisted of voting rights on shares deliverable in respect of employee awards.

22.	Withdrawal Rights

Pursuant to regulation 52 of the Irish Prospectus Regulations, holders of UBS Shares who accepted the exchange offer prior to the publication of this Supplementary Prospectus have a statutory right of withdrawal, exercisable during the period of two business days beginning on the first business day after the date on which this Supplementary Prospectus was published.

Holders of UBS Shares wishing to exercise such statutory right of withdrawal following the publication of this Supplementary Prospectus must do so in the manner set out in the Original Prospectus so as to be received no later than 11:59 p.m. (Swiss time) on 5 November 2014. Notice of withdrawal given by any other means or which is received after expiry of such period will not constitute a valid withdrawal.

The statutory right of withdrawal set out in this paragraph 22 is in addition to any other withdrawal rights under the terms and conditions of the exchange offer, as set out in the Original Prospectus.

23.	No Significant Change

Save as disclosed in this Supplementary Prospectus, there have been no significant new factors, material mistakes or inaccuracies relating to the information included in the Original Prospectus.

24.	Responsibility

UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of the Original Prospectus) accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

25.	Documents Available for Inspection

In addition to those documents set out in paragraph 16: “Documents available for inspection” of Part IX: “Additional Information” of the Original Prospectus, copies of this Supplementary Prospectus shall be maintained in printed format, for free distribution, at the offices of UBS Group for the life of the Original Prospectus.

26.	Miscellaneous

To the extent that there is any inconsistency between any statement in, or incorporated by reference in, this Supplementary Prospectus and any other statement in or incorporated by reference in the Original Prospectus, the statements in this Supplementary Prospectus will prevail.

ANNEX

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These elements are numbered in Sections A–E (A.1–E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted into the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of “not applicable”.

Section A – Introduction and warnings
Element	Disclosure requirement	Disclosure
A.1	Warning

This summary should be read as an introduction to the Prospectus. Any decision to invest in the securities should be based on consideration of the Prospectus and the documents incorporated by reference herein as a whole by the investor. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the EEA, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus and the documents incorporated by reference herein or it does not provide, when read together with the other parts of the Prospectus and the documents incorporated by reference herein, key information in order to aid investors when considering whether to invest in the securities.

A.2	Subsequent resale of securities or final placement of securities through financial intermediaries

Not applicable. No consent has been given by UBS Group to the use of the Prospectus for subsequent resale or final placement of securities by financial intermediaries. UBS Group is not engaging any financial intermediaries for any resale of securities or final placement of securities in connection with this Prospectus.

Section B – Issuer
Element	Disclosure requirement	Disclosure
B.1	Legal and commercial name	The legal and commercial name of the company is UBS Group AG (“UBS Group”).
B.2	Domicile and legal form

UBS Group was incorporated and registered in Switzerland on 10 June 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich. UBS Group is governed by its articles of association (the “Articles”). The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

B.3	Operations and principal activities	UBS Group
Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire,

Section B – Issuer
Element	Disclosure requirement	Disclosure
mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.
As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS AG (“UBS”). UBS Group, which currently has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 registered shares with a nominal value of CHF 0.10 each, has no operations other than in connection with the exchange offer and no material assets or liabilities.
If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. As used in this Prospectus, “Group” refers to UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the initial settlement of the exchange offer and to UBS Group and its consolidated subsidiaries after such capital increase.

UBS
UBS is a stock corporation (Aktiengesellschaft) founded in accordance with Swiss law in 1978 for an indefinite period, and is entered in the Commercial Registers of the Cantons of Basel and Zurich under the name UBS AG. UBS has its registered domicile in Basel and Zurich.
Pursuant to article 2 of its articles of association, the purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.
UBS and its subsidiaries draw on the Group’s over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The Group’s business strategy is centred on its (in UBS’s own opinion) pre-eminent global wealth management businesses and its (in UBS’s own opinion) leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, the Group has offices in more than 50 countries, including all major financial centres.
The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.
B.4a	Significant recent trends	As indicated in UBS’s report for the quarter ended 30 September 2014 (the “Third Quarter 2014 Report”), at the start of the fourth quarter of 2014, many of the underlying challenges and geopolitical issues that the Group has previously highlighted remain and in some cases have intensified. A number of new concerns have arisen including the fear of risks related to the Ebola virus. The mixed outlook for global growth, the absence of sustained and credible improvements to unresolved issues in Europe, continuing U.S. fiscal and monetary policy issues and

Section B – Issuer
Element	Disclosure requirement	Disclosure
increasing geopolitical instability would make improvements in prevailing market conditions unlikely. Despite these ongoing challenges, the Group will continue to execute on its strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for shareholders[1].
B.5	Group description	As of the date of this Prospectus, UBS is the parent company of the Group. Neither the business divisions nor the Corporate Center are separate legal entities. Currently, they primarily operate out of UBS, through its branches worldwide. Businesses also operate through local subsidiaries where necessary or desirable.
If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group.

B.6	Notifiable interests	As of the date of this Prospectus, UBS Group’s sole shareholder is UBS.
Under the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading dated 24 March 1995, as amended (the “Swiss Stock Exchange Act” or “SESTA”), shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.
As of 26 September 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they do of UBS Shares as of such date:
(i) on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;
(ii) on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;
(iii) on 26 September 2014 according to the UBS share register, Chase Nominees Ltd. London holds 11.65% of the total share capital of UBS;
(iv) on 26 September 2014 according to the UBS share register, GIC Private Limited, Singapore holds 6.39% of the total share capital of UBS;
(v) on 26 September 2014 according to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.74% of the total share capital of UBS; and
(vi) on 26 September 2014 according to the UBS share register, Nortrust Nominees Ltd, London holds 3.50% of the total share capital of UBS.

	Different voting rights	Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders

[1]	By way of the supplement dated 3 November, 2014, the description of significant recent trends has been updated.

Section B – Issuer
Element	Disclosure requirement	Disclosure

entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.
	Whether the issuer is directly or indirectly owned or controlled and by whom and description of the nature of control	As of the date of this Prospectus, UBS Group is a wholly-owned subsidiary of UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.
B.7	Key financial information	The selected consolidated historical financial information and operating results of UBS for the years ended 31 December 2013, 2012 and 2011 and the consolidated balance sheet data as of 31 December 2013 and 2012 set out below have been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 14 March 2014 (the “UBS 2013 Form 20-F”) (unless otherwise indicated). UBS 2013 Form 20-F contains audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as additional unaudited consolidated financial data. Unless subsequently restated (in which case, the restated information has been derived from the UBS 2013 Form 20-F), the consolidated balance sheet data of UBS as of 31 December 2011 set out below has been derived from UBS’s Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 14 March 2013 (the “UBS 2012 Form 20-F”), containing audited financial statements, which were also prepared in accordance with IFRS, as well as additional unaudited consolidated financial data. The selected consolidated historical financial data of UBS as of and for the nine-month periods ended 30 September 2014 and 2013 have been derived from the Third Quarter 2014 Report, containing unaudited consolidated financial statements prepared in accordance with IFRS as well as additional unaudited consolidated financial information. The UBS 2013 Form 20-F, the UBS 2012 Form 20-F, the UBS’s Annual Report on Form 20-F for the year ended 31 December 2011 filed with the SEC on 15 March 2012 (the “UBS 2011 Form 20-F”) and the Third Quarter 2014 Report are incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Holders of UBS Shares and prospective investors should read the whole of this Prospectus and the documents incorporated by reference herein and should not rely solely on the summarised information set out below:[2]

[2]	By way of the supplement dated 3 November, 2014, the key financial information tables and text have been updated.

Key Figures
	As of or for the nine months ended 30 September		As of or for the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Group results
Operating income	21,281	21,425	27,732		25,423		27,788
Operating expenses	19,224	18,602	24,461		27,216		22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)		5,307
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)		4,138

Diluted earnings per share (CHF)	0.68	0.59	0.83		(0.66)		1.08

Key performance indicators
Profitability
Return on equity (RoE) (%)(1)	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on assets, gross (%)(2)	2.8	2.5	2.5	*	1.9	*	2.1	*
Cost/income ratio (%)(3)	90.3	86.7	88.0	*	106.6	*	80.7	*

Growth
Net profit growth (%)(4)	15.7	—	—		—		(44.5	)*
Net new money growth for combined wealth management businesses (%)(5)	2.7	3.6	3.4	*	3.2	*	2.4	*

Resources
Common equity tier 1 capital ratio (fully applied, %)(6)(7)	13.7	11.9	12.8	*	9.8	*	—
Swiss SRB leverage ratio (phase-in, %)(8)	5.4	4.2	4.7	*	3.6	*	—

Additional information
Profitability
Return on tangible equity (%)(9)	8.3	7.6	8.0	*	1.6	*	11.9	*
Return on risk-weighted assets, gross (%)(10)	12.4	11.5	11.4	*	12.0	*	13.7	*

Resources
Total assets	1,049,258	1,049,101	1,018,374	*(11)	1,259,797		1,416,962
Equity attributable to UBS shareholders	50,824	47,403	48,002		45,949		48,530

Common equity tier 1 capital (fully applied)(7)	30,047	26,019	28,908		25,182	*	—
Common equity tier 1 capital (phase-in)(7)	42,464	38,963	42,179		40,032	*	—
Risk-weighted assets (fully applied)(7)	219,296	218,926	225,153	*	258,113	*	—
Risk-weighted assets (phase-in)(7)	222,648	222,306	228,557	*	261,800	*	—
Common equity tier 1 capital ratio (phase-in, %)(6)(7)	19.1	17.5	18.5	*	15.3	*	—
Total capital ratio (fully applied, %)(7)	18.7	14.3	15.4	*	11.4	*	—
Total capital ratio (phase-in, %)(7)	24.9	21.8	22.2	*	18.9	*	—
Swiss SRB leverage ratio (fully applied, %)(8)	4.2	3.0	3.4	*	2.4	*	—
Swiss SRB leverage ratio denominator (fully applied)(12)	985,071	1,055,956	1,020,247	*	1,206,214	*	—
Swiss SRB leverage ratio denominator (phase-in)(12)	991,730	1,063,294	1,027,864	*	1,216,561	*	—
BIS tier 1 capital, Basel 2.5	—	—	—		40,982		38,370
BIS risk-weighted assets, Basel 2.5	—	—	—		192,505	*	240,962	*
BIS tier 1 capital ratio, Basel 2.5 (%)	—	—	—		21.3	*	15.9	*
BIS total capital ratio, Basel 2.5 (%)	—	—	—		25.2	*	17.2	*

Other
Average equity to average total assets (%)(13)	—	—	4.0	*	3.4	*	3.2	*
Invested assets (CHF billion)(14)	2,640	2,339	2,390		2,230		2,088
Market capitalisation	64,047	71,066	65,007	*	54,729	*	42,843	*
Total book value per share (CHF)	13.54	12.58	12.74	*	12.26	*	12.95	*
Tangible book value per share (CHF)	11.78	10.89	11.07	*	10.54	*	10.36	*
Registered ordinary shares (number)	3,844,336,002	3,841,428,598	3,842,002,069		3,835,250,233		3,832,121,899
Treasury shares (number)	90,688,181	74,161,825	73,800,252		87,879,601		84,955,551
Personnel (full-time equivalents)	60,292	60,635	60,205	*	62,628	*	64,820	*
Americas	21,166	21,436	21,317	*	21,995	*	22,924	*
of which: U.S.A.	19,905	20,161	20,037	*	20,833	*	21,746	*
Asia Pacific	7,405	7,127	7,116	*	7,426	*	7,690	*
Europe, Middle East and Africa	10,205	10,137	10,052	*	10,829	*	11,019	*
of which: United Kingdom	5,471	5,695	5,595	*	6,459	*	6,674	*
of which: Rest of Europe	4,568	4,286	4,303	*	4,202	*	4,182	*
of which: Middle East and Africa	166	156	153	*	167	*	162	*
Switzerland	21,516	21,936	21,720	*	22,378	*	23,188	*

* unaudited
(1) Net profit / loss attributable to UBS shareholders (annualised as applicable) / average equity attributable to UBS shareholders.
(2) Operating income before credit loss (expense) or recovery (annualised as applicable) / average total assets.
(3) Operating expenses / operating income before credit loss (expense) or recovery.

(4)    Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period. Not meaningful and not included if either the reporting period or the comparison period is a loss period.

(5)    Combined Wealth Management’s and Wealth Management Americas’ net new money for the period (annualised as applicable) / invested assets at the beginning of the period. Figures for the periods ended 31 December 2013, 2012 and 2011 are derived from the accounting records of the Group.

(6) Common equity tier 1 capital / risk-weighted assets.

(7)    Based on the Basel III framework as applicable to Swiss systemically relevant banks (“SRB”), which became effective in Switzerland on 1 January 2013. The information provided on a fully applied basis entirely reflects the effects of the new capital deductions and the phase out of ineligible capital instruments. The information provided on a phase-in basis gradually reflects those effects during the transition period. Numbers for 31 December 2012 are calculated on an estimated basis described below and are referred to as “pro-forma” in this prospectus. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with UBS’s primary regulator) of the effect of new capital charges. These figures are not required to be presented, because Basel III requirements were not in effect on 31 December 2012. They are nevertheless included for comparison reasons, because the Basel III requirements were effective as of 1 January 2013.

(8)    Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital / total adjusted exposure (leverage ratio denominator). The Swiss SRB leverage ratio came into force on 1 January 2013. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above).

(9)    Net profit / loss attributable to UBS shareholders before amortisation and impairment of goodwill and intangible assets (annualised as applicable) / average equity attributable to UBS shareholders less average goodwill and intangible assets.

(10)  Operating income before credit loss (expense) or recovery (annualised as applicable) / average risk-weighted assets. Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013, on Basel 2.5 risk-weighted assets for 2012 and on Basel II risk-weighted assets for 2011.

(11)  On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32. The number of total assets as of 31 December 2013 is derived from the Third Quarter 2014 Report.

(12)  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represents the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Numbers for 31 December 2012 are on a pro-forma basis (see footnote 7 above). Swiss SRB leverage ratio denominator information on a fully applied basis as of year-end 2013 and 2012 is derived from the accounting records of the Group.

(13) Information only reported on an annual basis.
(14) Group invested assets includes invested assets for Retail & Corporate.

Income statement data
	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012	2011
	(unaudited)		(audited, except where indicated)
Interest income	9,880	10,172	13,137		15,968	17,969
Interest expense	(5,192)	(5,932)	(7,351)		(9,990)	(11,143)
Net interest income	4,688	4,240	5,786		5,978	6,826
Credit loss (expense)/recovery	(18)	(35)	(50)		(118)	(84)
Net interest income after credit loss (expense)/recovery	4,670	4,204	5,736		5,860	6,742
Net fee and commission income	12,680	12,190	16,287		15,396	15,236
Net trading income	3,404	4,526	5,130		3,526	4,343
Other income	526	505	580		641	1,467
Total operating income	21,281	21,425	27,732		25,423	27,788
Total operating expenses	19,224	18,602	24,461		27,216	22,482
Operating profit/(loss) before tax	2,057	2,823	3,272		(1,794)	5,307
Tax expense/(benefit)	(665)	361	(110)		461	901
Net profit/(loss)	2,722	2,462	3,381		(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders	111	204	204		220	—
Net profit/(loss) attributable to non-controlling interests	2	3	5		5	268
Net profit/(loss) attributable to UBS shareholders	2,609	2,255	3,172		(2,480)	4,138

Cost/income ratio (%)	90.3	86.7	88.0	*	106.6 *	80.7	*

Per share data (CHF)
Basic earnings per share	0.69	0.60	0.84		(0.66)	1.10
Diluted earnings per share	0.68	0.59	0.83		(0.66)	1.08
Cash dividends declared per share (CHF)(1)	—	—	0.25		0.15	0.10
Cash dividends declared per share (USD)(1)	—	—	0.28	*	0.16 *	0.11	*
Dividend payout ratio (%)(1)	—	—	29.8	*	(22.7)*	9.1	*

Income statement data
	For the nine months ended 30 September		For the year ended 31 December
CHF million, except where indicated	2014	2013	2013		2012		2011
	(unaudited)		(audited, except where indicated)
Rates of return (%)
Return on equity attributable to UBS shareholders	7.1	6.4	6.7	*	(5.1	)*	9.1	*
Return on average equity(2)	—	—	6.7	*	(5.0	)*	9.1	*
Return on average assets(2)	—	—	0.3	*	(0.2	)*	0.3	*

* unaudited.
(1) Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.
(2) Information only reported on an annual basis.

Balance sheet data
	As of 30 September	As of 31 December
CHF million	2014	2013		2012	2011
	(unaudited)	(audited, except where indicated)
Assets
Total assets	1,049,258	1,018,374	*(1)	1,259,797	1,416,962
Cash and balances with central banks	108,745	80,879		66,383	40,638
Due from banks	17,041	17,170		21,220	23,218
Cash collateral on securities borrowed	26,020	27,496		37,372	58,763
Reverse repurchase agreements	68,050	91,563		130,941	213,501
Trading portfolio assets	130,413	122,848		160,564	181,525
of which: assets pledged as collateral which may be sold or repledged by counterparties	49,322	42,449		44,698	39,936
Positive replacement values	247,580	254,084	*(1)	418,957	486,584
Cash collateral receivables on derivative instruments	31,171	28,271	*(1)	30,413	41,322
Loans	310,262	286,959		279,901	266,604
Financial investments available-for-sale	55,956	59,525		66,230	53,174
Other assets	24,301	20,228		17,244	15,492

Liabilities
Due to banks	11,796	12,862		23,024	30,201
Cash collateral on securities lent	9,241	9,491		9,203	8,136
Repurchase agreements	13,991	13,811		38,557	102,429
Trading portfolio liabilities	28,434	26,609		34,247	39,480
Negative replacement values	244,029	248,079	*(1)	395,260	473,400
Cash collateral payables on derivative instruments	42,403	49,526	*(1)	71,148	67,114
Financial liabilities designated at fair value	70,725	69,901		91,901	88,982
Due to customers	401,786	390,825		373,459	342,409
Debt issued	98,917	81,586		104,837	140,617
Other liabilities	70,293	62,777		66,523	69,633
Equity attributable to UBS shareholders	50,824	48,002		45,949	48,530

* unaudited.

(1)    On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32.

There has been no significant change in the financial or trading position of UBS Group since 10 June 2014, being the date of its incorporation.
There has been no significant change in the financial or trading position of the Group since 30 September 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.[3]
B.8	Key pro-forma financial information	Not applicable. No pro-forma information about UBS Group has been included in this Prospectus.

[3]	By way of the supplement dated 3 November, 2014, the “no significant change” statement has been updated.

B.9	Profit forecast	Not applicable. No profit forecasts or estimates have been included in this Prospectus.
B.10	Description of the nature of any qualifications in the audit report on the historical financial information	Not applicable. There are no qualifications to the audit reports on the historical financial information of the Group incorporated by reference in this Prospectus.
B.11	Working capital	Not applicable. In the opinion of UBS Group and UBS, the working capital available to UBS Group and the Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

Section C – Securities
Element	Disclosure requirement	Disclosure
C.1	Type and class of securities	The securities offered under the exchange offer are registered shares of UBS Group with a nominal value of CHF 0.10 each.
C.2	Currency of the securities issue	Swiss francs.
C.3	Number and nominal value of securities to be issued	As of the date of this Prospectus, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.
After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

•    CHF 384,431,331.00, divided into 3,844,313,310 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 26 September 2014, the most recent practicable date prior to the date of this Prospectus);

•    a number of shares equal to such number of UBS Shares that will have been issued between 27 September 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 26 September 2014, 2,311,241 such UBS Shares have been created since 1 January 2014, resulting in an average number of 258,721 shares per month);

•    a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

•    the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

Section C – Securities
Element	Disclosure requirement	Disclosure
The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.
C.4	Description of the rights attaching to the securities	The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).
C.5	Restrictions on the free transferability of the securities	Not applicable. UBS Group does not apply any restrictions or limitations on the transferability of shares.
C.6	Admission	Not applicable. The UBS Group Shares will not be the object of an application for listing on a regulated market within the meaning of Directive 2004/39/EC, as amended.
C.7	Dividends and Dividend policy	Since its incorporation, UBS Group has not declared or paid any dividends.
UBS Group and UBS expect that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (“CET1”) capital ratio and the objective of maintaining 10% Basel III fully-applied CET1 ratio on a post-stress basis.
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to shareholders of UBS Group that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Section D – Risks
Element	Disclosure requirement	Disclosure
D.1	Key information on the risks specific to the issuer or its industry	Summarised below are the risks that may impact the Group’s ability to execute its strategy, and affect its business activities, financial condition, results of operations and prospects, which the Group considers material and is presently aware of:

•    Regulatory and legislative changes may adversely affect the Group’s business and ability to execute its strategic plans. The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which the Group has operations may have a material adverse effect on the Group’s ability to execute its strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on the Group’s ability to compete with other financial institutions. They are likely to be costly to implement and could also have a negative impact on the Group’s legal structure or business model, potentially generating

Section D – Risks
Element	Disclosure requirement	Disclosure
capital inefficiencies and resulting in an impact on the Group’s profitability.

•    The Group’s capital strength is important in supporting its strategy, client franchise and competitive position. Any increase in risk-weighted assets or reduction in eligible capital could materially reduce the Group’s capital ratios. Additionally, the Group is subject to a minimum leverage ratio requirement for Swiss SRB, which under certain circumstances could constrain the Group’s business activities even if the Group is able to satisfy other risk-based capital requirements.

•    The Group may not be successful in completing the execution of its announced strategic plans, or its plans may be delayed or the effects of its plans may differ from those intended. The Group is also exposed to possible outflows of client assets in its asset-gathering businesses and to changes affecting the profitability of its Wealth Management business division, and may not be successful in implementing changes in its businesses to meet changing market, regulatory and other conditions.

•    Material legal and regulatory risks arise in the conduct of the Group’s business. The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of the Group’s financial exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

•    Operational risks, including those arising from process error, failed execution, unauthorised trading, fraud, system failures, cyberattacks, breaches of information security and failure of security and physical protection, may affect the Group’s business. If the Group’s internal controls fail or prove ineffective in identifying and remedying such risks, the Group could suffer operational failures that might result in material losses.

•    The Group’s reputation is critical to the success of its business. Reputational damage could have a material adverse effect on the Group’s operational results and financial conditions and on the Group’s ability to achieve its strategic goals and financial targets.

•    Performance in the financial services industry is affected by market conditions and the macroeconomic climate. An economic downturn, continued low interest rates or weak or stagnant economic growth in the Group’s core markets, or a severe financial crisis can negatively affect the Group’s revenues and ultimately its capital base.

•    The Group holds legacy positions and other risk positions, including positions related to real estate in various countries, that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate, as the continued illiquidity and complexity of many of them could make it difficult to sell or otherwise exit these positions.

•    The Group’s global presence subjects it to risk from currency fluctuations, which have an effect on the Group’s reported income and expenses, and other reported figures such as other comprehensive income, invested assets, balance sheet assets, risk-weighted assets and tier 1 capital.

Section D – Risks
Element	Disclosure requirement	Disclosure

•    The Group is dependent upon its risk management and control processes to avoid or limit potential losses in its counterparty credit and trading businesses and could suffer losses if, for example, it does not fully identify the risks in its portfolio or if its assessment of the risks identified or its response to negative trends proves to be untimely, inadequate, insufficient or incorrect.

•    Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source; different assumptions and inputs would generate different results, and these differences could have a significant impact on the Group’s financial results.

•    Liquidity and funding management are critical to the Group’s ongoing performance. The volume of the Group’s funding sources or the availability of types of funding required could change due to, among other things, general market disruptions, widening credit spreads, changes in capital and liquidity requirements or reductions in the Group’s credit ratings, which could also influence the cost of funding.

•    The Group might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees. The Group’s competitive strength and market position could be eroded if the Group is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies, adequately developing or updating technology, particularly in the trading businesses, or is unable to attract or retain the qualified people needed to carry them out.

•    The Group’s financial results may be negatively affected by changes to accounting standards. Changes to IFRS or interpretations thereof may cause the Group’s future reported results and financial position to differ from current expectations. Such changes may also affect the Group’s regulatory capital and ratios

•    The Group’s financial results may be negatively affected by changes to assumptions supporting the value of its goodwill. If assumptions in future periods deviate from the current outlook, the value of the Group’s goodwill may become impaired in the future, giving rise to losses in the income statement.

•    The effect of taxes on the Group’s financial results is significantly influenced by reassessments of its deferred tax assets. The Group’s full year effective tax rate could change significantly on the basis of such reassessments.

However, because the business of a broad-based international financial services firm such as the Group is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which the Group is not presently aware or which it currently does not consider to be material could also impact its ability to execute its strategy and affect its business activities, financial condition, results of operations and prospects.
D.3	Key information on the risks specific to the securities	The key risks relating to the exchange offer are:
• UBS Group may fail to realise the anticipated benefits of the exchange offer.

Section D – Risks
Element	Disclosure requirement	Disclosure

•    As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

•    If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

• A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.
• The value of the UBS Group Shares may decrease.
• The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.
• The exchange offer is subject to certain conditions and if these conditions are not satisfied or waived, the exchange offer will not be completed.
The principal risks relating to UBS shareholders who do not tender the UBS Shares in the exchange offer are:
• The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any retained UBS Shares may decline.
• UBS shareholders may be forced to transfer their UBS Shares to UBS Group if UBS Group conducts a squeeze-out.
• UBS Group may restructure UBS after the completion of the exchange offer or take other steps to acquire UBS Shares.
• The UBS Shares may be delisted following completion of the exchange offer.
• UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.1	Net proceeds and costs of the offer	UBS Group is not offering any UBS Group Shares for cash and therefore will not receive any cash proceeds in respect of the issue of such UBS Group Shares in connection with the exchange offer.
The total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE are estimated to be CHF 20 million.
E.2A	Reason for offer, use of proceeds and net amount of proceeds	Purpose of the Exchange Offer
The purpose of the exchange offer is to establish a holding company for the Group. If the exchange offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. The exchange offer will not involve any change to the Group’s board of directors and senior management.

Section E – Offer
Element	Disclosure requirement	Disclosure
The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.
Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.
The Group already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). The new Swiss banking subsidiary is expected to contain the systemically important functions of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion into equity of the debt of the failing institution. The debt bail-in mechanism is intended to effectively recapitalise the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve the overall resolvability of the Group.
As a consequence of the exchange offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. The Group anticipates that the exchange offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. The Swiss Financial Market Supervisory Authority (the “FINMA”) has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.
The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates.

Section E – Offer
Element	Disclosure requirement	Disclosure

Plans for UBS After the Exchange Offer
Squeeze-out
If, in the exchange offer or within three months after expiration of the subsequent offer period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct the SESTA squeeze-out (the “SESTA squeeze-out”).
If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct the squeeze-out merger (the “squeeze-out merger”), pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction (“MergeCo”). UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return
As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Delisting
UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the exchange offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective around ten Swiss business days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).
Further Structural Changes
In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group[4]:

[4]	By way of the supplement dated 3 November, 2014, the “Further Structural Changes” sub-section has been updated.

Section E – Offer
Element	Disclosure requirement	Disclosure

•      The Group plans to establish a new banking subsidiary of UBS in Switzerland, UBS Switzerland AG, and to transfer its Retail & Corporate business division and the Swiss-booked business of its Wealth Management business division into UBS Switzerland AG. The Group has filed an application for a banking license in Switzerland and expects to implement the transfer in a phased approach starting in mid-2015. This will be effected by way of a transfer of assets and liabilities and will include all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Affected clients will be notified of the transfer in advance. Under the Swiss merger act, UBS AG will retain on an interim basis joint liability for obligations transferred to UBS Switzerland AG, and, subject to regulatory approvals, UBS Switzerland AG will on an interim basis assume joint liability for obligations of UBS AG as part of the transfer.

•      In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s UK bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and involved an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•      In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Recommendation of UBS’s Board of Directors
The UBS board of directors has unanimously reached the conclusion, on the basis of the considerations stated in this Prospectus, that the exchange offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the UBS board of directors unanimously recommends its acceptance.

Section E – Offer
Element	Disclosure requirement	Disclosure
E.3	Terms and conditions of the offer	Under the terms of the exchange offer, every UBS Share validly tendered in, and not withdrawn from, the exchange offer will be exchanged for one UBS Group Share. The exchange offer is comprised of separate offers consisting of the U.S. offer and the Swiss offer. The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss offer documentation, including, for holders of UBS Shares located in one or more member states of the EEA, this Prospectus. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation.
The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Consideration
If the exchange offer is completed, holders of UBS Shares will receive one UBS Group Share for each UBS Share validly tendered into, and not withdrawn from, the exchange offer.
Initial Offer Period
The initial offer period (the “initial offer period”) of the exchange offer will commence on 14 October 2014.

Subsequent Offer Period
If all the conditions of the exchange offer have been met or have been waived by the end of the initial offer period and UBS Group has not acquired 100% of the total UBS Shares in issue, a subsequent offer period of eleven Swiss business days will be provided. The subsequent offer period is expected to begin upon the announcement of the definitive results of the initial offer period.

Conditions to the Exchange Offer
The offer will be declared unconditional if the following conditions are fulfilled, or, to the extent permitted by applicable law, waived:

(1)    UBS Shares that have been validly tendered and not withdrawn from the exchange offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the initial offer period (the “minimum acceptance condition”);

(2) The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group Shares and the NYSE has approved the listing of the UBS Group Shares, subject to notice of issuance;

(3)    To the extent required, the competent authorities, including, without limitation, the FINMA, the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”), the U.K. Prudential Regulatory Authority (the “PRA”) and the U.K. Financial Conduct Authority (the “FCA”), as well as the competent regulatory authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg shall have granted all approvals,

Section E – Offer
Element	Disclosure requirement	Disclosure

clearances or declarations of no objection required for the exchange offer and the function of UBS Group as holding company of the Group and all applicable waiting periods shall have expired or been waived;

(4) No court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the exchange offer;

(5)    The U.S. registration statement relating to the UBS Group Shares has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn.

The conditions specified in clauses (2), (3) (with respect to required approvals, clearances and declaration of no objection from FINMA, the Federal Reserve Board, the OCC, the FDIC, the PRA and the FCA only), (4) and (5) above may not be waived. Subject to the requirements of Swiss tender offer regulations and U.S. federal securities laws, UBS Group reserves the right, at any time, and from time to time, to waive any of the other conditions to the offer in any respect (including to reduce the minimum acceptance condition), by giving oral or written notice of the waiver to the Swiss exchange agent and the U.S. exchange agent and by making a public announcement in accordance with the procedures outlined below. UBS intends to tender or cause to tender substantially all treasury shares held as of the close of the initial offer period towards satisfaction of the minimum acceptance condition. As of 26 September 2014, UBS had 3,844,313,310 issued UBS Shares, of which 90,864,108 were treasury shares.
Notwithstanding any other provisions of the offer, and in addition to its right to extend and amend the offer at any time, UBS Group will not be required to declare the offer unconditional or accept for exchange, and may delay the acceptance for exchange of and accordingly the exchange of, any tendered UBS Shares, or may terminate the exchange offer unless all the conditions listed above are satisfied or, to the extent permitted by applicable law, waived.

Extensions, Termination and Amendments
Subject to applicable U.S. rules and regulations, UBS Group may voluntarily extend or may be compelled to extend the initial offer period. Separately, subject to applicable Swiss rules and regulations, UBS Group will publish an amendment to the Swiss offer documentation in the electronic media and submit such amendment to the Swiss Takeover Board. Swiss rules and regulations require an amendment to be published no later than 7:30 a.m. on the last trading day of the initial offer period (in the case of a reduction of the minimum acceptance condition, such publication will be made no later than 7:30 a.m. on the first trading date following the original expiration date of the initial offer period in accordance with applicable relief from the Swiss Takeover Board). Any extension of the initial offer period in excess of 40 Swiss trading days requires the prior clearance of the Swiss Takeover Board[5].

[5]	By way of the supplement dated 3 November, 2014, the “Extensions, Termination and Amendments” sub-section has been updated.

Section E – Offer
Element	Disclosure requirement	Disclosure
If one or more of the offer conditions described above is not fulfilled, UBS Group may, from time to time, extend the initial offer period until all the conditions listed above have been satisfied or, to the extent permitted, waived. If UBS Group extends the initial offer period, such period will expire at the latest time and date to which UBS Group extends the offer.

Revocation of the exchange offer
According to applicable Swiss rules and regulations, UBS Group may revoke the exchange offer only if one or more conditions to the exchange offer are not met or, as the case may be, not waived at the end of the initial offer period. In case of a revocation, UBS Shares having been tendered by shareholders into the Swiss exchange offer will be released and the contract to exchange the tendered UBS Shares into UBS Group Shares according to the terms of the exchange offer will be rescinded.

Procedure for Tendering
UBS Group has retained UBS to act as Swiss exchange agent in connection with the exchange of UBS Shares held in the SIS Settlement System through custody accounts with custodian banks or brokers and in the form of physical share certificates recorded in the Swiss share register.
Holders may elect to tender all or a portion of the UBS Shares that they own into the exchange offer.
If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will be responsible for any fees or commissions such agents may charge in connection with the tender. Holders will also be responsible for all governmental charges and taxes payable in connection with tendering their UBS Shares.

Withdrawal Rights
UBS Shares tendered into the Swiss offer may be withdrawn at any time prior to the expiration date of the initial offer period. UBS Shares tendered during the subsequent offer period, if any, may not be withdrawn.
Without prejudice to the foregoing, following the publication of any supplementary prospectus by UBS Group in connection with the exchange offer, holders of UBS Shares who accepted the exchange offer prior to publication of the supplementary prospectus have a right of withdrawal, exercisable in accordance with regulation 52 of the Irish Prospectus Regulations, during the period of two business days beginning on the first business day after the date on which the supplementary prospectus was published.

Announcement of Results and Acceptance for Exchange
UBS Group currently expects to announce the preliminary interim results of the exchange offer (via electronic media) on 12 November 2014 before 7:30 a.m., Swiss time and to announce the definitive interim results of the exchange offer (via electronic and print media) on 17 November 2014 (but in no event later than the fourth Swiss business day after the expiration date

Section E – Offer
Element	Disclosure requirement	Disclosure
of the initial offer period) before 7:30 a.m., Swiss time. UBS Group expects to announce the preliminary final results of the exchange offer (via electronic media) on 2 December 2014 before 7:30 a.m., Swiss time and to announce the definitive final results of the exchange offer (via electronic and print media) on 5 December 2014 before 7:30 a.m., Swiss time. These dates will change if the initial offer period is extended.

Settlement and Delivery of Securities
UBS Shares tendered during the initial offer period are expected to be settled within six Swiss business days after the expiration date of the initial offer period. Settlement of UBS Shares validly tendered during the initial offer period is currently expected to take place on 19 November 2014. Any UBS Shares tendered after the expiration of the initial offer period but before the end of the subsequent offer period are expected to be settled within six Swiss business days following the end of the subsequent offer period. Settlement of these shares is currently expected to take place on 9 December 2014. These dates will change if the initial offer period is extended. It should be noted that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form and will be held through the broker or custodian member of the SIS Settlement System selected in the acceptance form.
E.4	Material interests	Not applicable. Certain members of the board of directors and the Group Executive Board (the “GEB”) participated in determining the terms of the exchange offer. These individuals may have certain interests in the proposed exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the proposed transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.
E.5	Name of person selling securities	Not applicable. No person or entity other than UBS Group is offering to sell securities in connection with the exchange offer.
E.6	Dilution	Not applicable. UBS Group expects to take steps (by way of cancellation or otherwise) to avoid any dilution that may otherwise arise from the initial 1,000,000 UBS Group Shares issued upon incorporation unless it determines that these initial shares do not materially affect holders of UBS Group Shares.
E.7	Estimated expenses charged to the investor by the issuer or the offeror	Not applicable. No charges and fees will apply to the exchange of UBS Shares for UBS Group Shares. If UBS Shares are tendered into the exchange offer by a broker, dealer, commercial bank, trust company or other nominee, the relevant holders will however be responsible for any fees or commissions such agents may charge in connection with the tender.